Exhibit 99.1

Chapter A (Description of Company Operations) of the Periodic Report for 2012

March 13, 2013

Bezeq The Israel Telecommunication Corporation Ltd.

Periodic Report for the Year 2012

Chapter A	-	Description of Company Operations

Chapter B	-	Directors' Report on the State of the Company's Business

Chapter C	-	Financial Statements

Chapter D	-	Additional Information about the Company and Corporate Governance Questionnaire

Chapter E	-	Report Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format)

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Chapter A

(Description of Company Operations)

of the Periodic Report for 2012

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Table of Contents

1.	General development of the Group's business		A-1
	1.1	Group activities and business development	A-1
	1.2	Segments of operation	A-3
	1.3	Investments in the Company's capital and transactions in its shares	A-3
	1.4	Distribution of dividends	A-4
	1.5	Financial information about the Group's segments of operation	A-7
	1.6	Group forecast	A-14
	1.7	General environment and influence of external factors on the Group's activities	A-14
2.	Bezeq – Domestic fixed-line communications		A-24
	2.1	General information about the segment of operation	A-24
	2.2	Products and services	A-29
	2.3	Breakdown of product and service revenues	A-31
	2.4	Customers	A-31
	2.5	Marketing, distribution and service	A-31
	2.6	Competition	A-32
	2.7	Property, plant and equipment, and facilities	A-36
	2.8	Intangible assets	A-40
	2.9	Human resources	A-40
	2.10	Equipment and suppliers	A-43
	2.11	Working capital	A-44
	2.12	Investments	A-44
	2.13	Finance	A-44
	2.14	Taxation	A-47
	2.15	Environmental risks and their management	A-47
	2.16	Restrictions and control of the Company's operations	A-48
	2.17	Substantial agreements	A-55
	2.18	Legal proceedings	A-58
	2.19	Business Objectives and Strategy	A-62
	2.20	Expectations for development in the coming year	A-64
	2.21	Risk factors	A-64
3.	Pelephone – Mobile radio-telephone (cellular telephony)		A-68
	3.1	General information about the segment of operation	A-68
	3.2	Products and services	A-71
	3.3	Segmentation of revenues from products and services	A-72
	3.4	Customers	A-72
	3.5	Marketing, distribution and service	A-72
	3.6	Competition	A-73
	3.7	Property, plant and equipment, and facilities	A-76
	3.8	Intangible assets	A-77
	3.9	Human resources	A-78
	3.10	Suppliers	A-79
	3.11	Working capital	A-80
	3.12	Financing	A-81
	3.13	Taxation	A-82
	3.14	Environmental risks and their management	A-83
	3.15	Restrictions on and control of Pelephone's operations	A-85
	3.16	Substantial agreements	A-90
	3.17	Legal proceedings	A-90
	3.18	Business objectives and strategy	A-93
	3.19	Outlook for development in the coming year	A-93
	3.20	Risk factors	A-94

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.	Bezeq International – international communication and internet services		A-98
	4.1	General	A-98
	4.2	Products and Services	A-99
	4.3	Revenue	A-100
	4.4	Customers	A-100
	4.5	Marketing, distribution and service	A-100
	4.6	Competition	A-101
	4.7	Property, plant and equipment	A-103
	4.8	Intangible assets	A-103
	4.9	Human resources	A-103
	4.10	Suppliers	A-104
	4.11	Working Capital	A-104
	4.12	Financing	A-104
	4.13	Taxation	A-105
	4.14	Restrictions and supervision of Bezeq International's operations	A-105
	4.15	Cooperation agreements	A-107
	4.16	Legal Proceedings	A-108
	4.17	Objectives, business strategy and projected development	A-109
	4.18	Risk Factors	A-109
5.	DBS – Multi-channel television		A-111
	5.1	General Information on the segment of operation	A-111
	5.2	Products and Services	A-114
	5.3	Revenue of products and services	A-114
	5.4	New Products	A-114
	5.5	Customers	A-115
	5.6	Marketing and Distribution	A-115
	5.7	Competition	A-115
	5.8	Production capacity	A-116
	5.9	Property, plant and equipment	A-117
	5.10	Intangible assets	A-118
	5.11	Broadcasting rights	A-119
	5.12	Human Resources	A-120
	5.13	Suppliers	A-121
	5.14	Working Capital	A-121
	5.15	Financing	A-121
	5.16	Taxation	A-123
	5.17	Restrictions on and supervision of the company	A-123
	5.18	Substantial agreements	A-127
	5.19	Legal Proceedings	A-128
	5.20	Business Goals and Strategies	A-128
	5.21	Risk Factors	A-129

A-ii

Chapter A (Description of Company Operations) of the Periodic Report for 2012

LIST OF TERMS

A.	Names of laws appearing in the report

Consumer Protection Law	Consumer Protection Law, 1981
Antitrust Law	Antitrust Law, 1988
Arrangements Law	Economic Policy for 2011-2012 (Legislative Amendments) Law, 2011
Companies Law	Companies Law, 1999
Non-Ionizing Radiation Law	Non-Ionizing Radiation law, 2006
Second Authority Law	Second Authority for Television and Radio Law, 1990
Planning and Construction Law	Planning and Construction Law, 1965
Communications Law	Communications (Telecommunications and Broadcasts) Law, 1982
Securities Law	Securities Law, 1968
Class Actions Law	Class Actions Law, 2006
Communications Rules	Communications (Broadcasting Licensee) Rules, 1987
Telegraph Ordinance	Wireless Telegraph Ordinance [New Version], 1972
Communications Order	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Communications Corp.) Order, 1997
Frequency Regulations for Access Installations	Communications (Telecommunications and Broadcasts) (Frequencies for Wireless Access Installations) Regulations, 2002
Royalties Regulations	Communications (Telecommunications and Broadcasts) (Royalties) Regulations, 2001 and Communications (Telecommunications and Broadcasts) (Royalties) (Temporary Order) Regulations, 2011
Royalties Regulations (Satellite Broadcasts)	Communications (Telecommunications and Broadcasts) (Satellite Television Broadcasts) (License fees and Royalties), 1999
Interconnect Regulations	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 2000
Satellite Broadcasting License Regulations	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998
International Operator License Regulations	Communications (Telecommunications and broadcasts) (Proceedings and terms for receipt of a general license for providing international telecommunications services) Regulations, 2004

B.	Other main technological terms appearing in the report1

Bezeq On Line	Bezeq On Line Ltd.
Bezeq International	Bezeq International Ltd.
Bezeq Zahav Holdings	Bezeq Zahav (Holdings) Ltd.
B.I.P	B.I.P Communications Solutions (Limited Partnership) which is controlled by Bezeq International
B Communications	B Communications Ltd. (formerly – 012 Smile Communications Ltd.)
2012 Financials	The consolidated financial statements of the Company for the year ended December 31, 2012

1	Please note that the definitions are for reader convenience only, and are not necessarily identical to the definitions in the Communications Law or its Regulations.

A-iii

Chapter A (Description of Company Operations) of the Periodic Report for 2012

DBS 2012 Financials	The financial statements of DBS for the year ended December 31, 2012, which are attached to this report
interconnect fees	Interconnect fees (also called "call completion fees") are paid by one carrier to another for interconnection (see definition below)
DBS	D.B.S. Satellite Services (1998) Ltd.
HOT	HOT Communications Systems Ltd. and corporations under its control which operates in broadcasting (multi-channel television)
HOT Telecom	HOT Telecom Limited Partnership
Hot Mobile	Hot Mobile Ltd. (formerly Mirs Communications Ltd.) and corporations under its control
HOT-Net	HOT-Net Internet Services Ltd.
the Stock Exchange	The Tel Aviv Stock Exchange Ltd.
the Council	The Cable and Satellite Broadcasting Council
Walla	Walla! Communications Ltd. and corporations under its control
Hayek Commission	Committee headed by Mr. Amir Hayek for reviewing the structure and updating of Bezeq tariffs and for setting wholesale service tariffs in fixed-line communications
Eurocom DBS	Eurocom D.B.S. Ltd.
public switching	A telephony system supporting the connection of installations for passing calls between various end units
Mbps	Megabits per second; a unit of measure for the speed of data transfer
Domestic Carrier	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
PVR decoders	Digital decoders enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services, including HDPVR decoders
HDPVR decoders	PVR decoders that also enable receipt of HD broadcasts
Roaming
Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network

NEP
Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network are connected. NEP services include the supply and maintenance of equipment and services on the customer's premises

Cellcom	Cellcom Israel Ltd. and corporations under its control
Pelephone	Pelephone Communications Ltd.
Partner	Partner Communications Ltd. and corporations under its control interconnect
Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of "interconnect fees".

cellular	Mobile radio-telephone; cellular telephony
ITS license	General license for providing international telecommunications services
domestic carrier license	General license for providing fixed-line domestic telecommunications services

A-iv

Chapter A (Description of Company Operations) of the Periodic Report for 2012

cellular license	General license for providing mobile radio-telephone services by the cellular method
broadcasting license	License for satellite television broadcasts
transmission services	Transfer service for electromagnetic signals or a series of bits between telecommunications facilities of a license-holder (excluding terminal equipment)
data communication services
Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses

012 Smile	012 Smile Telecom Ltd. and corporations under its control
ARPU	Average Revenue Per User
CDMA	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
xDSL
Digital Subscriber Line – Technology that uses the copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer

DTT	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
GSM	Global System for Mobile Communications – International standard for cellular communications networks ("2nd Generation")
HD	High Definition TV
HSPA	High Speed Packet Access - cellular technology succeeding the UMTS standard, enabling data transfer at high speeds ("3.5 Generation")
IDEN	Integrated Digital Enhanced Network – wireless mobile communications technology that enables combining PTT and cellular telephony
IP	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN
Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization's branches (intranet)

ISP
Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet

LTE	Long Term Evolution – standard for high-speed wireless communications using mobile devices, such as cellular telephones
MOU	Minutes of Use – the average number of minutes of use of a subscriber to the communications services
MVNO	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures
NDSL	A subscriber's line that provides only high-speed access by means of ISPs
NGN	Next Generation Network – The Company’s new communications network, based on IP architecture
PSTN	Public Switch Telephone Network – The Company's long-standing domestic communications infrastructure
UMTS	Universal Mobile Telecommunications System - international standard for cellular communications developed from the GSM standard ("3rd Generation")

A-v

Chapter A (Description of Company Operations) of the Periodic Report for 2012

VDSL2	Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) with very high speed. One of the fastest technologies for data transfer at high bandwidth on ordinary telephone lines
VoB	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	Voice over Cellular Broadband – Telephony services over a cellular data communications channel ("Mobile VoB Services")
VOD	Video on Demand – Television services per customer demand
VoIP	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Wi Fi	Wireless Fidelity – Wireless access to the Internet within a local space

A-vi

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Chapter A – Description of the Company's Business

Bezeq – The Israel Telecommunication Corp., Limited ("the Company" or "Bezeq"), together with its subsidiaries, whether wholly or partly owned, whose financial statements are consolidated with those of the Company, as well as D.B.S. Satellite Services (1998) Ltd., an affiliate, are hereafter together referred to in this Periodic Report as "the Group" or "Bezeq Group".2

1.	General development of the Group's business

1.1	Group activities and business development

1.1.1	General

At the date of this periodic report, Bezeq Group is a main provider of communications services in Israel. The Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts, internet infrastructure and access services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the Tel Aviv Stock Exchange.

Since April 14, 2010, the controlling shareholder of the Company is B Communications, through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. ("B Tikshoret"), which at March 11, 2013 holds 30.97% (30.19% at full dilution)3 of the Company's shares.  For details about the agreement for acquisition of control of the Company, see Section 1.3.1.

Below is a schematic of the structure of holdings in the Company, and the Company's holdings in the subsidiaries and main affiliates, at March 11, 2013.

2
We draw attention to the fact that the financial statements of DBS are not consolidated with those of the Company, and therefore, the definition of "the Group" in the 2012 financials differs from its definition in the Chapter "Description of the Corporation's Business" and no longer includes DBS.

3
To the best of the Company's knowledge, B Tikshoret is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the Stock Exchange and on the Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd., and the controlling shareholder in Internet Gold – Golden Lines Ltd. is Eurocom Communications Ltd. ("Eurocom Communications"), which is controlled by Eurocom Holdings (1979) Ltd., in which the controlling shareholder is Mr. Shaul Elovitz. The shares of B Tikshoret in the Company are held through a trustee for B Tikshoret as the owner and for entities who made financing available to B Tikshoret as lien-holders.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

(*)             See section 1.1.2.

(**)          The Company has options which, at the date of publication of the Periodic Report, grant a right to 8.6% of the shares of DBS. In view of the decision of the Supreme Court in 2009 not to approve the merger of the Company and DBS (see Section 2.16.8C), the Company ended its control in DBS and commencing August 21, 2009 it ceased consolidation of their financial statements and since that date its investment in DBS shares is stated by the equity method. On this matter, see Note 12 to the 2012 financial statements. The balance of DBS shares is held by Eurocom DBS.4 To the best of the Company’s knowledge, the voting rights for these shares are held by a trustee with an irrevocable power-of-attorney, in accordance with the conditions set in the agreement regarding acquisition of control, which stated, inter alia, that the trustee would act as owner of the shares. To the best of the Company’s knowledge, the approval of the Antitrust Commissioner for B Communications' transaction to acquire control in the Company was made contingent, among other things, on the sale of Eurocom DBS's holdings in DBS within a defined period of time. See Section 1.3.1.

In addition, the Company holds 100% of the issued capital of Bezeq On-Line, which operates customer call centers of a scope that is not material to the Company, and 100% of the issued capital of Bezeq Zahav Holdings whose entire operation is the holding of Debentures Series 5 of the Company (see Section 2.17.1).

Below are details of the present holdings in the Company at full dilution, assuming exercise of all the options actually allotted to Group employees and managers (see Section 2.9.6) at December 31, 2012 and March 11, 2013:

	% of Holding
Shareholders	On December 31, 2012	On March 11, 2013	At full dilution on March 11, 20135
B Communications (through B Tikshoret)6	30.97%	30.97%	30.19%
The public	69.03%	69.03%	69.81%

4	A company controlled indirectly by Mr. Shaul Elovitch, the controlling shareholder (indirect) in the Company.

5
Full dilution was calculated assuming that all allotted options would be exercised for shares, in view of the Stock Appreciation Rights (SAR) mechanism in the 2007 stock option plans for managers and employees in the Group (see Section 2.9.6). This assumption is theoretical only, since in practice, under the terms of the plans and the outlines, the offerees who exercise the options will not be allotted all the shares underlying them but only a quantity that reflects the amount of the financial benefit embodied in the options.

6
Of the foregoing total holdings 4,000,000 shares are jointly held by the Chairman of the board of directors, Mr. Shaul Elovitch and his brother Mr. Yosef Elovitch, the controlling shareholders (indirectly) of the Company. 72,360 shares are held by Ms. Iris Elovitch, the wife of the controlling shareholder Shaul Elovitch and 11,556 shares are held by Ms. Orna Elovitch, the daughter-in-law of the controlling shareholder Shaul Elovitch. These shares total approximately 0.15% of all holdings in the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.1.2	Mergers and acquisitions

Full tender offer for Walla shares

On April 5, 2012, the full tender offer specification published by the Company for the purchase of all the shares held by shareholders from the public in Walla! was accepted by the majority prescribed in the Companies Law. Accordingly all Walla shares held by the public were acquired so that subsequent to the acquisition, as of April 15, 2012, Walla was delisted from the TASE and became a private company wholly owned by the Company. In this matter see Note 12.2 to the financial statements for 2012.

1.2	Segments of operation

The Group has four main segments of operation which correspond to the corporate division among the Group companies and report as business segments in the Company's consolidated financial statements (see also Note 28 to the 2012 Financials):

1.2.1	The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services, transmission and data communications services. The Company's activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2	Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone's operations are described in Section 3.

1.2.3	Bezeq International – International communications, Internet and NEP services

Internet access services (ISP), international communication services and NEP services. Bezeq International's operations are described in Section 4.

1.2.4	DBS – Multi-channel television

Multi-channel digital satellite television broadcasting services for subscribers (DBS) and the provision of value added services for subscribers. DBS's operations are described in Section 5.

It is noted that in addition, the Company's consolidated financial statements include an "Others" segment, which covers mainly Internet-related fields and the operation of Internet portals (through Walla), customer call center services (through Bezeq Online) and investment in a venture capital fund. The “Others” segment is not material at the Group level.

1.3	Investments in the Company's capital and transactions in its shares

1.3.1	Transactions in Bezeq shares – sale of core control

On April 14, 2010, a transaction was closed between the previous controlling shareholder in the Company, Ap.Sb.Ar. Holding Ltd. ("Ap.Sb.Ar") and B Communications, for the off-the floor sale of all of Ap.Sb.Ar's shares in the Company – 814,211,545 ordinary shares of NIS 1 par value each, accounting at that time for approximately 30.44% of the issued and paid up capital of the Company, at NIS 8 per share and a total consideration of NIS 6,513,692,260. These shares were acquired by B Communications.

The Company was informed that the transaction was closed after all the preconditions to the agreement were met, including receipt of all the regulatory approvals required by law, including the following approvals and conditions:

A.
Ministry of Communication approvals (including grant of control permits). The approvals were made contingent upon certain conditions, mainly – a determination that transactions between Eurocom Group7 and Pelephone for the purchase of terminal equipment would be considered an exceptional transaction under Section 270(4) of the Companies Law, and in addition to the approval proceeding at Pelephone, would also require an approval proceeding in the Company; Eurocom Group would not transfer to Pelephone any information relating to the supply / provision of products and services to its (Pelephone's) competitors; an employee of Eurocom Cellular Communications Ltd. would not serve as a director in Pelephone and vice versa. Other directives related to DBS shares held in trust (see sub-section 2 below).

7
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., excluding the Company, Pelephone, Bezeq International and B.E.P Communications Solutions LP, as well as employees of Bezeq and the above companies who are not employees in other companies in the Group.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

B.
Approval of the Antitrust Commissioner. The approval was made contingent upon certain conditions, mainly – the imposition of a ban on Eurocom Group8 being involved in the determination of commercial terms that a cellular company purchasing terminal equipment from Eurocom Cellular Communications Ltd. offers consumers in Israel, other than participation in financing the sales campaigns of the cellular company, and a requirement for Eurocom Group to sell its holdings in DBS. Until those holdings were sold, Eurocom Group was required to transfer the voting rights for its shares in DBS to a trustee, who would act as owner of the shares and exercise its authority and/or rights at its discretion for the benefit of DBS only, under irrevocable power of attorney. Eurocom Group would not issue instructions or guidelines to the trustee (other than in connection with sale of the shares subject to the instructions in the Commissioner's decision), nor would the trustee be subject to the interests of Eurocom Group or its objectives, directly or indirectly. To the best of the Company's knowledge, the Eurocom Group is negotiating with the Antitrust Commissioner about the conditions mentioned regarding Eurocom Group's holdings in DBS.   In the matter of Eurocom DBS's shares in DBS in respect of which the trustee received the aforementioned power of attorney, it was determined, with the approval of the Ministry of Communications, that any change in the trustee's holding in DBS requires the approval of the Ministry of Communications, and that the trustee would act on an instruction received from any entity that concerned, directly or indirectly, the arrangement of the Ministry of Communications only after receipt of the Ministry's approval.

C.
Approval of the Prime Minister and the Minister of Communications in accordance with the orders of the Communications Law and of the Communications Order, including the approval of corporations from B Communications Group and the controlling individuals in it to control Bezeq ("the Control Permits"). The Control Permit is contingent, inter alia, upon the percentage of B Tikshoret's holding in the Company not falling below 30% ("the Minimum Percentage"), subject to a number of exceptions stated in the Communications Order.9

1.3.2
On June 1, 2011, the Company published a shelf prospectus for the issue of shares, debentures, convertible bonds, stock options, options for debentures and commercial papers, of a scope and under conditions to be determined in accordance with shelf proposal reports, if and insofar as the Company should publish them in the future ("the Shelf Prospectus"). Subsequently, on June 22, 2011, the Company published an amendment to the Shelf Prospectus in which changes were made mainly to the conditions of the debentures and deed of trust. In this regard, see also the Company's reports from June 1, 2011 and June 22, 2011 which include (respectively) the Shelf Prospectus and the Amended Shelf Prospectus. On June 29, 2011, the Company published a shelf offering report offering debentures to the public (Series 6-8). Distribution of dividends

8
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., as well as any person related to those companies and excluding the Company and companies in which the Company holds more than 50% of the shares.

9
It is noted that on February 2, 2011, the Prime Minister and Minister of Communications gave approval permitting the Minimum Percentage to fall to 29%, provided that the cause was an allotment of Company shares as part of an exercise of employee stock options, and for a period of six months from the date of decrease to below the Minimum Percentage. The approval will take effect on the date of the decrease to below the Minimum Percentage. At the end of the six months, the approval will expire and the Minimum Percentage will apply.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.4	Dividend Distribution

1.4.1	Dividend policy

On August 4, 2009, the Board of Directors of the Company resolved to adopt a dividend distribution policy under which the Company would distribute to its shareholders, on a semi-annual basis, a dividend of 100% of the profits (after tax) ("Profit for the period attributable to the Company's owners") according to the consolidated financial statements of the Company. Implementation of the dividend distribution policy is subject to the provisions of any law, including the distribution tests laid down in the Companies Law, and to the Board's assessment as to the Company's ability to meet its existing and foreseen obligations, and all with due attention to the Company's projected cash flow, activities and liabilities, its cash balances, its plans and its situation from time to time, and subject to the approval of the general meeting of the shareholders of the Company for each specific distribution, as provided in the Company's Articles of Association. Since the date of that decision, the Company has not changed its dividend policy.

1.4.2	Distribution that does not pass the profit test

On December 3, 2011, the Tel Aviv District Court (Economic Department) approved a special distribution (the Special Distribution”) in a total amount of NIS 3 billion, a sum which exceeds the Company's profits as defined in Section 302 of the Companies Law, where the amount of the Special Distribution would be distributed to the shareholders, as far as possible, in six equal semi-annual installments during the years 2011-2013 (without payment of interest and linkage) together with the expected distribution of the regular dividend

In its financial statements at March 31, 2011, the Company recorded a liability for the full amount of the Special Distribution. In this instance, see also Note 20.2.2 to the 2012 Financials.

For more details about the Special Distribution, see (1) the Company’s immediate report relating to the distribution to shareholders dated December 31, 2010; (2) the immediate report on an application to the court for approval of a distribution which was published by the Company on January 26, 2011, to which the text of the application for approval of the distribution as filed in the court was attached, and (3) an immediate report about the distribution published by the Company on February 17, 2011,which includes explanations and additional emphases relating to the Planned Distribution, cited here by way of reference. In respect of the Company's rating, see Section 2.13.6.

It is the Company's position that its foreseeable finance expenses under the expected financial plan in connection with the resources required for a distribution that does not pass the profit test, is permitted net of tax. The Company received a legal opinion for its position. Nevertheless, the Company has not approached the tax authorities for a pre-ruling on the matter.

Immediately prior to the distribution of some of the installments of the Special Distribution, two private holders of Company debentures (Series 5), filed objections or quasi objections to the distributions, although these applications were dismissed or removed, and the distributions took place on schedule. At these hearings, pursuant to the Company's request, the court stipulated that there is no need for the Company to apply to the court prior to payment of each of the remaining installments of the Special Distribution, which the court approved on March 31, 2011. The Company therefore intends to continue to pay the dividend distributions as it has in the past, while reviewing its compliance with the profit test prior to the payments, and without such review necessitating any further application by the Company to the court. Regarding this, also see the Company's Immediate Report dated May 15, 2012, and supplementary immediate reports dated May 21, 2012, May 22, 2012, and May 30, 2012 cited here by way of reference. Furthermore, on March 13, 2013 another request was filed by a holder of debentures of the Company (one of the two mentioned above) in which he declared opposition to distribution of the fifth portion of the special distribution (see Section 1.4.3) and asked to instruct the company to publish, together with its 2012 Financials, a copy of the position paper regarding the distribution of the dividend and give him reasonable time to submit the reasons for his opposition. The opinion regarding the distribution of dividend is, in any case, published by the Company concurrent with the publication of this report.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.4.3	Dividend distribution

Distributions made by the Company during 2011-2012 and up to the date of publication of this Periodic Report:

Distribution date	Distribution type	Total sum distributed (NIS millions)	Distribution per share (NIS)
May 19, 2011	Cash dividend	1,163	0.4305716
May 19, 2011	Cash dividend	500	0.1851125
October5, 2011	Cash dividend	992	0.3662451
October5, 2011	Cash dividend	500	0.1845993
May 21, 2012	Cash dividend	1,074	0.3951788
May 21, 2012	Cash dividend	500	0.1839752
October 19, 2012	Cash dividend	997	0.3659618
October 10, 2012	Cash dividend	500	0.1835315

The dividends listed above were distributed in accordance with the Company's dividend distribution policy, as specified in Section 1.4 שגיאה! מקור ההפניה לא נמצא. (Distribution of dividends in the amount of NIS 500 million on May 19, 2011, October 5, 2011, May 21, 2012 and October 10, 2012 as part of the Special Distribution defined in Section 1.4.2).

Outstanding, distributable profits at the reporting date - NIS 861 million (surpluses which were accumulated over the last two years, after deducting previous distributions, except for the Special Distribution).

On March 13, 2013, the Company's Board of Directors resolved to make a recommendation to the general meeting of the Company's shareholders to distribute a cash dividend in the total amount of NIS 861 million to the shareholders. At the date of the report, this dividend has not yet been approved by the general meeting. The determining date for the distribution is May 1, 2013 and the payment date is May 13, 2013. Together with this distribution (insofar as it is approved), the fifth installment of the Special Distribution in the amount of NIS 500 million will be distributed, as specified in Section 1.4.2, and the distribution dates for the fifth installment (the determining date, the ex-dividend date and the payment date) will be the same as the dates for distribution of the current dividend.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.5	Financial information about the Group's segments of operation

All the data in this Section 1.5 are in NIS millions.

1.5.1	2012

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	consolidation adjustments**	Consolidated
Total revenues:
External	4,339	4,371	1,286	1,636	256	(1,636)	10,252
From other segments of operation in the corporation	291	97	54	-	36	(452)	26
Total revenues	4,630	4,468	1,340	1,636	292	(2,088)	10,278
Total costs attributable to:
Variable costs attributable to segment of operation*	832	1,767	624	587	134
Fixed costs attributable to segment of operation*	1,845	1,809	497	796	171
Total costs	2,677	3,576	1,121	1,383	305	((1819)	7,243
Costs that do not constitute revenue in another segment of operation	2,575	3,366	982	1,363	298	(1,347)	7,237
Costs that constitute revenues of another segment of operation	102	210	139	20	7	(472)	6
Total costs	2,677	3,576	1,121	1,383	305	(1,819)	7,243
Profit from operating activities attributable to owners of the Company	1,953	892	219	126	(13)	(142)	3,035
Profit from operating activities attributable to rights that do not grant control	-	-	-	127	-	(127)	-
Total assets attributable to operations at December 31, 2012	8,096	4,704	1,258	1,387	375	(55)	15,766
Total liabilities attributable to segment of operation at December 31, 2012	11,697	1,735	436	5,349	258	(6,169)	13,306

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not operate a dedicated pricing system that differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of consolidation adjustments – Transactions between segments of operation and transactions in multi-channel television.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.5.2	2011

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	consolidation adjustments**	Consolidated
Total revenues:
External	4,371	5,454	1,288	1,619	236	(1,619)	11,349
From other segments of operation in the corporation	277	94	66	-	41	(454)	24
Total income	4,648	5,548	1,354	1,619	277	(2,073)	11,373
Total costs attributable to:
Variable costs attributable to segment of operation*	1,199	2,214	652	543	116
Fixed costs attributable to segment of operation*	1,791	1,974	461	781	158
Total costs	2,990	4,188	1,113	1,324	274	(1,758)	8,131
Costs that do not constitute revenues in another segment of operation	2,874	3,985	984	1,309	259	(1,308)	8,103
Costs that constitute revenues in other segments of operation	116	203	129	15	15	(450)	28
Total costs	2,990	4,188	1,113	1,324	274	(1,758)	8,131
Profit from ordinary operations attributable to owners of the Company	1,658	1,360	241	147	2	(163)	3,245

Profit from ordinary operations attributable to rights that do not grant control	-	-	-	148	1	(152)	(3)
Total assets attributable to operations at December 31, 2010	9,202	5,404	1,268	1,282	401	(226)	17,331
Total liabilities attributable to segment of operation at December 31, 2010	13,566	2,255	439	4,932	272	(6,821)	14,643

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not operate a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of consolidation adjustments – Transactions between segments of operation and transactions in multi-channel television.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.5.3	2010

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	consolidation adjustments**	Consolidated
Total revenues:
External	4,990	5,474	1,333	1,578	178	(1,578)	11,975
From other segments of operation in the corporation	273	258	47	5	32	(603)	12
Total income	5,263	5,732	1,380	1,583	210	(2,181)	11,987
Total costs attributable to:
Variable costs attributable to segment of operation*	1,414	2,311	668	553	97
Fixed costs attributable to segment of operation*	1,806	2,038	392	852	99
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Costs that do not constitute revenue in another segment of operation	2,957	4,145	926	1,393	194	(1,377)	8,238
Costs that constitute revenue in other segments of operation	263	204	134	12	2	(610)	5
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Profit from ordinary operations attributable to owners of the Company	2,043	1,383	320	88	11	(104)	3,741
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	90	3	(90)	3
Total assets attributable to operations at December 31, 2010	6,352	4,892	1,038	1,243	375	338	14,238
Total liabilities attributable to segment of operations at December 31, 2010	7,964	1,930	304	4,665	241	(6,236)	8,868

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not operate a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of consolidation adjustments – Transactions between segments of operation and transactions in multi-channel television.

For explanations about the development of the financial data shown in Sections 1.5.1, 1.5.2, and 1.5.3, see Section 1 of the Directors' Report on the State of the Company's Affairs.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.5.4	Main results and operational data

Condensed data showing the results of each of the Company's main segments of operation in 2011 and 2012:

A.	Bezeq Fixed-Line (the Company's domestic communications segment)

	2012	2011	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	4,630	4,648	1,121	1,149	1,161	1,199	1,114	1,186	1,170	1,178
Operating profit (NIS millions)	1,953	1,658	558	419	437	539	384	546	517	211
Depreciation and amortization (NIS millions)	730	688	189	185	178	178	175	180	171	162
Operating profit before depreciation and amortization (EBITDA) (NIS millions)(7)	2,683	2,346	747	604	615	717	559	726	688	373
Net profit (NIS millions)	1,224	1,065	367	246	263	348	301	311	330	123
Cash flow from operating activities (NIS millions)	2,009	2,106	512	470	376	651	435	641	496	534	*
Payments for investments in property, plant and equipment and intangible assets (NIS millions)(6)	958	1,165	202	249	238	269	259	268	319	319
Proceeds from the sale of property, plant and equipment and intangible assets (NIS millions)(6)	300	228	136	96	22	46	40	68	48	72	*
Free cash flow (in NIS millions)(1)(8)	1,351	1,169	446	317	160	428	216	441	225	287
Number of active subscriber lines at the end of the period(2) (in thousands)	2,268	2,367	2,268	2,299	2,335	2,368	2,367	2,363	2,356	2,358
Average monthly revenue per line (NIS) (ARPL)(3)	73	76	71	73	73	74	70	78	77	79
Number of outgoing minutes (in millions)	8,691	9,758	1,979	2,126	2,226	2,360	2,339	2,482	2,415	2,521
Number of incoming minutes (in millions)	6,225	6,240	1,571	1,595	1,516	1,543	1,526	1,602	1,535	1,577
Number of Internet subscribers at the end of the period(2) (in thousands)	1,169	1,111	1,169	1,153	1,136	1,121	1,111	1,100	1,088	1,079
Percentage of subscribers using NGN services out of total Internet subscribers (%) (4)	62%	51%	62%	60%	57%	55%	51%	47%	40%	37%
Average monthly revenue per Internet subscriber (NIS)	81	80	80	80	80	84	81	81	80	79
Average broadband speed per Internet subscriber (Mbps)	9.6	6.7	9.6	9.0	8.3	7.5	6.7	6.0	5.3	4.8
Churn rate(5)	15.3%	11.6%	4%	4.2%	3.9%	3.2%	2.8%	2.8%	2.8%	3.3%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.
(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process)
(3)	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contract and other works: calculated according to average lines for the period
(4)	The figures for 2011 and for Q1 2012 have been updated due to an updating of the number of the Company’s internet subscribers connected to the NGN network.
(5)
Number of telephony subscribers who left Bezeq Fixed-line during the period, divided by the average number of registered subscribers in the period. The numbers for the preceding quarters are presented after (immaterial) calculation accuracy of 0.1% per quarter.

(6)	Excluding back to back acquisition and disposal of a real estate property during 2011.
(7)
Operating profit before depreciation and amortization (EBITDA) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for others based on generally accepted accounting principles and is not used as a single index for assessing business results or cash flows. In addition, the index presented in this report will probably not be calculated in the same way as parallel indices in other companies.

(8)
Free cash flow is a financial index that is not based on generally accepted accounting principles. Free cash flow is defined as the net cash deriving from ongoing operations less cash used for purchasing/selling fixed and intangible assets. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects  cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

B.	Pelephone

	2012	2011	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenue from services (NIS millions)	3,261	3,637	754	816	857	834	849	914	925	949
Revenues from sale of terminal equipment (NIS millions)	1,207	1,911	273	233	291	410	390	507	513	501
Total revenue (NIS millions)	4,468	5,548	1,027	1,049	1,148	1,244	1,239	1,421	1,438	1,450
Operating profit (NIS millions)	892	1,360	167	199	259	267	262	342	357	399
Depreciation and amortization (NIS millions)	531	561	129	130	137	135	140	139	143	139
Operating profit plus depreciation (EBITDA) (NIS millions) (1)	1,423	1,921	296	329	396	402	401	481	500	539
Net profit (NIS millions)	698	1,056	134	154	194	216	204	263	279	310
Cash flow from operating activities (NIS millions)	1,728	800	388	490	556	294	223	168	101	308
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	381	382	73	84	109	115	92	71	86	133
Free cash flow (in NIS millions) (1)	1,347	418	315	406	447	179	131	97	15	175
Number of subscribers at the end of the period (thousands) (2) (6)	2,800	2,847	2,800	2,839	2,859	2,876	2,847	2,842	2,827	2,861
Average number of minutes per subscriber per month (MOU) (3) (6)	419	375	442	425	409	399	384	385	370	359
Average monthly revenue per subscriber (NIS) (ARPU(6)	95	107	89	95	99	97	100	107	109	110
Churn rate (5) (6)	22.4%	22.9%	5.9%	6.7%	6.0%	3.9%	5.3%	6.1%	6.6%	5.0%

(1)	For a description of EBITDA and free cash flow see notes (7) and (8) for the Bezeq Fixed-line table.
(2)
Subscriber data include Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone services.

(3)
Average monthly use per subscriber (in minutes) is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber is calculated by dividing average monthly total revenue from cellular services, for Pelephone subscribers and subscribers of other media operators, including revenues received from cellular operators using Pelephone’s network (from which the receipt of revenues commenced from 2012), repair and other services in the period, by the average number of active Pelephone subscribers in the same period.

(5)
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

(6)
Due to increased movement of subscribers to pre-paid plans in the initial months of 2011 after reduction of the exit penalties, Pelephone decided not to include subscribers who had made no outgoing calls during the fourth quarter in the number of active subscribers. As a result, Pelephone eliminated 91,000 subscribers. These subscribers were eliminated retrospectively from each quarter in which they were moved to the pre-paid plans. Consequently, figures for subscribers, ARPU, MOU and churn rates were retroactively adjusted in each quarter.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

C.	Bezeq International

	2012	2011	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	1,340	1,354	339	339	330	332	342	351	332	329
Operating profit (NIS millions)	219	241	61	55	53	50	59	61	60	61
Depreciation and amortization (NIS millions)	136	109	34	34	34	34	31	28	26	24
Operating profit before depreciation and amortization (EBITDA) (NIS millions)	355	350	95	89	87	84	89	89	87	85
Net profit (NIS millions)	160	182	45	40	39	36	44	46	46	46
Cash flow from operating activities (NIS millions)	272	243	87	63	64	58	76	57	68	42
Payments for investments in property, plant and equipment and intangible assets (NIS millions) (1)	173	288	38	28	36	71	103	92	47	46
Free cash flow (in NIS millions)(2)	99	(44)	49	35	28	(13)	(27)	(35)	21	(4)
Churn rate (3)	18.4%	12.6%	5.5%	4.6%	4.1%	4.3%	3.7%	3.2%	2.8%	2.9%

(1)	For a description of EBITDA and free cash flow see notes (7) and (8) for the Bezeq Fixed-Line table.
(2)	The item also includes long term investments in long-term assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

D.	DBS

	2012	2011	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	1,636	1,619	407	406	404	405	404	417	409	403
Operating profit (NIS millions)	253	295	73	61	65	63	106	52	74	54
Depreciation and amortization (NIS millions)	248	276	64	69	71	74	62	66	54	64
Operating profit before depreciation (EBITDA) (NIS millions)	501	571	137	130	136	137	168	118	128	118
Net profit (loss) (NIS millions)	(310)	(230)	(20)	(73)	(88)	(76)	7	(64)	(107)	(119)
Cash flow from current operations (NIS millions)	418	513	119	141	119	134	119	116	100	83
Payments for investments in property, plant and equipment and intangible assets (NIS millions) (1)	284	264	72	71	64	67	62	56	69	87
Free cash flow (NIS millions) (2)	134	250	47	70	55	67	57	60	31	(4)
Number of subscribers (3) (at the end of the period, in thousands)	578	586	578	580	581	585	586	585	582	581
Average monthly revenues per subscriber (ARPU)(4) (NIS)	234	232	234	234	232	232	229	237	234	231
Churn rate (5)	15.4%	11.9%	3.8%	3.3%	2.9%	2.8%	2.8%	3.6%	3.9%	4.1%

(1)	For a description of EBITDA and free cash flow see notes (7) and (8) for the Bezeq Fixed-Line table.
(2)
Subscriber – one household or small business customer. Where a business customer has many reception points or many converters (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue per small business customer.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by average number of customers.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.6	Group forecast

Based on the information which is currently known to the Bezeq Group, the Group's forecast for 2013 is as follows:

-	Net profit attributable to shareholders is expected to be between NIS 1.7-1.8 billion.

-	EBITDA10 for 2013 is expected to be between NIS 4.25-4.35 billion.

-	The Group expects free cash flow11 in 2013 to be higher than NIS 2.7 billion.

In 2013, streamlining processes are expected to continue throughout the Group. In addition, the Company intends to accelerate the pace of the deployment of optical lines to customer premises and residential buildings (FTTB/H), so that during the year, a significant part of the network will be deployed. The pace of FTTB/H deployments are expected to increase in the following years.

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations, including:

The forecasts do not include the effect of employee retirement plans beyond those which have been discussed and approved in connection with previous years. To date, the employee retirement plan for 2013 has not yet been approved. The forecast may change, depending on the scope and specifications of the retirement plan that the Company adopts for 2013.

The forecasts do not include possible effects of the costs of the tenders for Generation 4 (LTE) frequencies for the cellular network, insofar as there are any. At this time, the tender for the LTE frequencies has not been published, although the Ministry of Communications announced its intention to allocate such tenders in 2012.

The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2013. Actual results may differ significantly from these estimates, taking note of changes which may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.21, 3.20, 4.18, and 5.21 materializes.

1.7	General environment and influence of external factors on the Group's activities

The communications industry around the world and in Israel is characterized by rapid development and by frequent changes in technologies, in the business structure of the industry and in applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Group as a whole.

It is worth noting that over the last year, competition in the telecommunications industry, particularly in cellular telephony, has intensified (with the entry of new operators - Golan Telecom and Hot Mobile), with comprehensive service packages and communications packages being offered for a fixed price with unlimited use. This stronger competition has brought down prices, increased customer switching, led to a decline in the sale of cellular terminal equipment, a decline in the use of fixed-line telephony minutes, and higher churn rates (in fixed-line services, also due to cancellation of the charge for the ADSL only service), and this in turn has affected the Group's results. To reduce the impact on performance, the Group's companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

10	EBITDA - operating profit before depreciation and amortization.

11	Free cash flow - cash from current operations less cash for the purchase/ sale of fixed assets and intangible assets, net.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.7.1	Emergence of communication groups in the Israeli market and transition to competition among the groups

Whereas in the past competition in the communications market was mainly among independent communications service providers in each segment separately, more recently the trend has been to compete among communication groups operating in different segments of this market, as detailed in the following table and its notes12::

Group Activity	Bezeq	IDB (a)	Partner (b)	Hot (c)
Cellular telephony	Pelephone	Cellcom	Partner	Hot Mobile
Fixed-line telephony	Bezeq Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom
Internet services (fixed-line / cellular	Bezeq Pelephone Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom HOT-Net
International calls	Bezeq International	Netvision	012 Smile	Hot Mobile
Multi-channel television	(DBS)13	-	-	HOT Broadcasts

a.
IDB Group – To the best of the Company's knowledge, IDB Group provides communication services through Cellcom and Netvision, a wholly owned subsidiary of Cellcom. These companies provide cellular telephony services (including cellular Internet), fixed-line telephony mainly to business customers on its own infrastructure, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services, international call services and fixed-line telephony services using VoB technology.

b.
Partner Group – To the best of the Company's knowledge at the date of this periodic Report, Partner Group provides communication services through Partner, a public company and 012 Smile. Partner Group provides cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, ISP services, and fixed-line telephony services in VoB technology.

c.
HOT Group – To the best of the Company's knowledge, HOT Group provides communications service through HOT, which is controlled by Mr. Patrick Drahy, and through Hot Mobile (formerly known as Mirs14). HOT Group owns a cable infrastructure which is deployed nationwide, and it provides multi-channel television services though HOT, as well as fixed-line telephony services. The group has Internet infrastructure and provides transmission and data communications services through HOT Telecom. Hot Mobile provides cellular communication services and iDEN technology. In April 2011 Hot Mobile won a bid for UMTS frequencies (see section 3.6.2.A) In December 2009, HOT-Net was granted an ISP license, subject to structural separation limitations between HOT-Net, HOT and HOT Telecom, and limitations on marketing joint service bundles that include HOT-Net's Internet access (among the limitations are an obligation to market bundles that correspond to competing ISPs, and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the bundle (unbundling). In February 2012, HOT-Net's operations were launched.

Likewise, limitations were imposed separating the structure of Hot Mobile from that of HOT Telecom and HOT Broadcasting, including full segregation of management, as well as the separation of assets and employees. Hot Mobile was prohibited from transferring commercial information (including about customers) to HOT Telecom and HOT Broadcasting, or from receiving such information. However, Hot Mobile was permitted to offer and market HOT Telecom or HOT Broadcasting services that are not part of the joint bundles, and to transfer relevant information for this purpose.

12
Regarding this, a group is characterized by proximity arising from the identity of shareholders, even though in some of the groups there is corporate, accounting or marketing segregation between the entities which belong to the Group.

13
As noted in section 1.1.1, the Company does not control DBS and following the decision of the Supreme Court in 2009, it is forbidden to control DBS. For the purpose of this report, DBS is shown as part of Bezeq Group even though it is not controlled by it.

14
According to a report by HOT dated November 28, 2011, Hot has entered into an agreement with a company controlled by Altice VII S.A.r.l., the only shareholder in the controlling shareholder of HOT, and with Migad Communications (a limited partnership), for the acquisition of all their rights in Mirs, so that Mirs is now wholly owned and controlled by HOT.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

More recently there has been an increase in the consumption of "service bundles" (packages containing various communication services such as telephony, Internet and broadcasts). This trend is strengthening with the transition to technologies based on IP protocol, which promotes technology convergence between the different communication systems and with the start of penetration of integrated products enabling various communication solutions on the same handset (e.g. cellular and fixed-line telephony services in one handset. Communications groups market, or are likely to market in the future, "joint" service bundles consisting of different communications services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a total solution that does away with the need to be subscribed to a number of different providers. These trends may be reinforced when a retail market develops which allows operators that do not own infrastructures to offer full end-to-end service bundles (including infrastructure) to their customers.

Unlike the other groups, Bezeq Group is subject, at the date of this report, to the stricter limitations described below.

1.7.2	Activities of Bezeq Group as a communications group and the structural separation restriction

At the date of this report, the Group is subject to a number of regulatory limitations relating to the formation of joint ventures among the Group's companies.

A.	Structural separation

The Domestic Carrier license states that the Company must maintain structural separation between itself and its subsidiaries.15 This framework includes, inter alia, complete separation of the companies' managements.

The structural separation limitations put the Group in an inferior competitive position – which is worsening over time compared with mergers of other communications groups, which are not subject to such far-reaching limitations, and give rise to high management overhead.

For information pertaining to the policy document on increased competition, including recommendations concerning the cancellation of structural separation, see Section 1.7.3. If the conditions exist and the provisions of the policy document relating to structural separation are implemented, the rules that apply to the Group on this subject will change significantly.

B.	Easing of structural separation – Limited approval for marketing joint bundles

The structural separation limitations prevented the Company from marketing joint service bundles. Following the decline of the Company's market share to below 85%,16 in May 2010 the Company was permitted to offer private subscribers joint service bundles with the subsidiaries, and in July 2012 to offer a joint bundle to business subscribers, subject to approvals by the Ministry of Communications and other conditions laid down in the Domestic Carrier license, including these:

1.	The bundles must be able to be unbundled, meaning that a service included in them will be offered separately and on the same terms.

2.
At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

15	Pelephone, Bezeq International (including the merged Goldnet partnership), DBS and Bezeq On Line.

16
The permit to market joint bundles was granted (by way of amendment of the Domestic Carrier license) pursuant to the policy paper published by the Minister of Communications in 2004, which stated that after the Company's market share in a particular segment (private or business) falls below 85%, it will be allowed to market joint service bundles with the subsidiaries in the same segment. The Company's market share in the private sector (calculated according to the method determined by the Ministry of Communications for this matter) fell below 85% in 2008, and in the business sector in September 2009.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Joint service bundles marketed by the subsidiaries including the services of the Company, are also subject, according to their licenses, to similar limitations, including unbundling (except for a bundle marketed by a subsidiary that contains only the Company's Internet infrastructure service). Additionally, pursuant to the Ministry's clarification regarding joint packages in the business sector, the Ministry does not view the amendment to the licenses as a change in the previously existing practice, with respect to the ability of ISPs which belong to the Group and others outside the Group to offer business customers the ISP component as well as the Company's infrastructure which is purchased as an input, without this being considered a "joint bundle”.

These limitations, and in particular the unbundling obligation, which severely limits the Group's ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communication groups which are not subject to similar limitation in marketing joint bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group, as noted in Section 1.7.1).

Concerning collaboration with DBS for the sale of joint service bundles, see also Section 5.17.13.

C.	Other limitations on offering benefits to Group companies and joint ventures among them

Other limitations on cooperative ventures between the Company and Group companies stem from various orders applicable to them, both under antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between the Company and Group companies, which prohibit discrimination in favor of Group companies when providing certain services (see Section 2.16.8), and by power of the orders of the Company's license, which oblige it to provide its services equally to all. For further restrictions also see section 5.17.13.

D.	Prohibition on control of DBS

The Company holds 49.78% of the shares of DBS,17 with the balance held by Eurocom DBS which is (indirectly) controlled by Mr. Shaul Elovitch, who indirectly controls the Company.18 In light of the holding structure  in DBS, cooperative ventures between it and Group companies (such as agreements for mutual marketing of products and services) must currently be approved as transactions in which the controlling shareholder in the Company has a personal interest, in a way that could impede the business flexibility of the Group in such cooperative ventures.

In view of the position taken by the Antitrust Commissioner and the ruling of the Supreme Court in 2009 (see Section 2.16.8C), the Company refrained from increasing its holdings in DBS or controlling it, in a way that limits the Group's ability to benefit fully from the advantages which could have stemmed from the inclusion of DBS in the Group. If in the future these regulatory limitations and structural separation and the other limitations applicable to cooperative ventures between the companies in the Group are removed, then the options open to the Company to increase its holdings in DBS or to control it could create opportunities for the Group to utilize synergies with DBS or facilitate the utilization of such synergies. It is emphasized that at the date of this report, existing regulation does not allow the Company to increase its holdings in DBS or to control it.

With regard to cancellation of the structural separation in the multi-channel television segment see also Section 1.7.3.

17	As well as options exercisable for additional shares in DBS – see Section 1.1.1.

18	On placing these shares in trust under irrevocable power of attorney in accordance with the terms laid down in the transaction for acquisition of control in the Company – see Section 1.3.1A.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.7.3	Regulatory oversight and changes in the regulatory environment

Communications in Israel in general and the activities of the Company in particular, are subject to extensive regulation and close supervision. The main body overseeing the activities of the Group is the Ministry of Communications.19 Regulation of the communications market in Israel is characterized by frequent changes, mainly aimed at increasing competition in the industry.

Considering the diversity of the Group's communication operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area (see for example, the effects of the reduction of interconnect fees for the cellular network in sub-section c. below). In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

Below is a description of some of the main regulatory developments, which affect a material part of the areas of operation of the Group during the reporting period.

A.	Policy for regulating competition

On May 2, 2012 the policy document concerning expansion of competition in the fixed-line communications segment – wholesale market was published, according to which the Minister of Communications (“the Minister”) adopted the main recommendations of the committee appointed to review and revise the structure of Bezeq’s tariffs and to set wholesale service tariffs in the area of fixed-line communications, headed by Amir Hayek CPA ("Hayek Committee"), in the manner specified in that document which was included in the Company's Immediate Report dated May 2, 2012, cited here by way of reference ("Policy document on increased competition").Following are the key points in the document:

1.
Owners of universal fixed-line access infrastructures who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunication licenses, including Bitstream Access, lease of access segments, dark fibers, tubes and transmission services, on a non-discriminatory basis and with no discounts for size. In this regard, a procedure was established for negotiating an agreement for these services and as soon as such agreement is signed, the infrastructure owner will publish a shelf offering for sale of the services based on the agreement and which also includes additional services as the Ministry determines from time to time ("the Shelf Offering"). In certain circumstances, the Minister has the power to stipulate conditions or prices for the services. The infrastructure owners must submit to the relevant license owners the distribution of their existing infrastructures, with exceptions to be defined.

2.
Upon publication of the Shelf Offering, corporations with an interest in the infrastructure owner may also purchase wholesale services from it, without discrimination. The Company will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to everyone and without discrimination.

3.
Within nine months of publication of the Shelf Offering, the Minister will order elimination of the structural separation between the infrastructure provider who published the aforementioned offering and the international call providers and ISPs, changing it to accounting separation (unless the Minister believes that this will adversely affect competition or the public interest), so that the Company will be able to offer subsidized plans. Furthermore, insofar as the wholesale market develops and the degree of competition based on joint service bundles that combine fixed-line and mobile services in the private sector (according to indices or conditions stipulated by the Minister) allows this, the Minister will consider an easing or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in the said provider.

19
In July 2010, the Ministry of Communications distributed the Israel Communications Authority Law Memorandum, 2010, describing the establishment of a communications authority which would be the main regulatory body for communications in Israel, both in telecommunications and in broadcasts, which would be vested with the powers of the Ministry of Communications, the Second Authority, the Second Authority Council and the Council.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.
The Minister will review the subject of the unbundling of broadcast services included in the joint bundles, which also include Bezeq services (fixed or mobile) or broadband access services. The structural separation between the infrastructure providers and multi-channel TV sector will be eliminated by granting suppliers without nation-wide fixed-line infrastructure a reasonable possibility to provide a basic TV service package over the internet.

5.
If no wholesale market develops in the correct manner (based on indices to be defined for this purpose) within 24 months of the publication of the policy document, the Minister will take action to implement structural separation between the infrastructure and the services provided by general domestic carrier license holders.

6.
Within six months of publication of the Shelf Offering, the Minister will take action to change the method of oversight of the Company's prices so that prices will be controlled by the setting of a maximum price.

7.	Within nine months, the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel

On June 12, 2012, the Ministry of Communications began to convene an engineering forum of the operators regarding wholesale services, which discusses, inter alia, service portfolios (including service portfolios presented by the Company) for providing certain service configurations relating to the provision of Bitstream Access and passive infrastructures, concurrent with advanced negotiations which the Company is holding directly with various operators.

The Company is preparing to implement a wholesale market and provide wholesale services. The effects on the Company depend on the conditions, arrangements, and similar variables in implementing wholesale services some of which have not yet been defined, and it believes that in addition to the possible negative impact on revenues and the rendering of end-to-end services to subscribers, there may also be positive effects taking into account the possible elimination of structural separation and the end of control over the Company's prices, if and when they are implemented. The information in this paragraph includes forward-looking information, as defined in the Securities Law, which is based on the Company's estimates. Actual results may differ significantly from the aforementioned if any of the above assessments do not materialize.

In November 2012, the Company entered into agreement for Bitstream Access with Partner. The main points of the agreement are: definition of the principles and configuration of the service ("the Service Portfolio") for providing internet access which will support Media, Voice and TV internet services; the Company and Partner ("the Parties") will negotiate the prices of the service and all prices relating to the supply of the service during the period defined in the agreement. Should the parties fail to reach agreement on prices, they will wait for the final decision of the Ministry of Communications, based on the Policy Document of the Ministry of Communications; the parties will work towards signing a detailed agreement based on the principles prescribed in the Service Portfolio ("the Detailed Agreement"). After the parties have signed the Detailed Agreement, including any appendices, and finalized the prices, Bezeq will be able to publish the agreement as a shelf offering (as defined in the Policy Document, whereby any other entity may apply and receive the service under the same conditions). Similarly, in March 2013, the Company entered an agreement with Xfone for provision of Bitstream Access for a “small supplier,” an agreement which is not a Shelf Offering, as defined above.

On December 9, 2012, the Ministry of Communications' hearing of the Company's instruction was received, whereby the Company will give to Cellcom or to any license holder who applies to it for the purpose of exercising a wholesale market, detailed information about the sites, facilities and distribution of the Company's network. Bezeq submitted a detailed opinion to the Ministry concerning its objections to the aforementioned instruction and process, which the Company believes contains administrative deficiencies, lack of jurisdiction and are unreasonable.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

B.	Royalties

The Communications Law states that a holder of a license for providing telecommunications services shall pay royalties to the State out of its revenues from providing the services named in the Regulations. The Royalties Regulations impose on a general Domestic Carrier licensee (which includes the Company), an international call service license (which includes Bezeq International) and a cellular licensee (which includes Pelephone), a duty to pay royalties on its revenues (excluding VAT) from the services listed in the Schedule to the Regulations.

On August 1, 2012 an amendment was published to the Royalties Regulations which is relevant for the Company, Pelephone, DBS, BIP and Bezeq International, so that the rate of royalties for 2012 will be reduced on average to 1.75% for the Company and DBS, to 1.3% for Pelephone, (the rate of royalties for Bezeq International and BIP is 1%), and from 2013 it will be 0% for all of them.

For details about the amounts of royalties that Group companies paid in 2011 and 2012, see Sections 2.16.4, 3.15.3, 4.14.4 and 5.17.3.

C.	Change in interconnect tariffs

The Interconnect Regulations set the interconnect tariffs to be paid to the Domestic Carrier, as well as limitations for the matter of the interconnect tariffs to be paid to a cellular operator. In September 2010 the regulations were amended so that commencing January 1, 2011, the interconnect tariffs that a cellular carrier can collect from other operators (Domestic Carrier, international call operator or another cellular operator) were lowered significantly. Below are the interconnect tariffs to a cellular operator that were valid on 31.12.2010, and the tariffs after the amendment:20

	From 2014 onwards	2013	At Dec. 31, 2012	At Dec.31, 2011	At Dec. 31, 2010
Call minute completion tariff	6.01	6.43	6.80	7.28	25.1
SMS (text) completion tariff	0.14	0.15	0.16	0.17	2.85

In the Company's domestic communications segment – The Company charges its customers for interconnect fees originating in the Company's network and terminating in the cellular networks, and pays the cellular operators the same amount for transferring call traffic in their network.

On February 28, 2013, the Company received an invitation to a hearing from the Ministry of Communications stating that it is considering reducing the interconnect fee for call completion on the network of a domestic fixed-line operator, including the Company, the maximum tariff and uniform at all times would be NIS 0.0104 per minute (instead of a rate of NIS 0.0421 at peak hours, and NIS 0.0232 non-peak hours, without VAT). This change, which would reduce the Company’s interconnect revenues, could be offset on Group level by reducing the costs incurred by the Company and its subsidiaries for interconnect fees. The Company estimates that the aforementioned tariff would harm by an annual amount that is not material. It should be noted that the expected impact on 2013 results also depends on the implementation date of the reduction, if it is indeed implemented. The Company intends to file its response to the hearing. The information in this section includes forward-looking information, as defined in Securities Law, dependent on if and when the reduction takes effect. The actual results may be different than specified above if the Company's predictions are not met, and also as a result of offset effects.

Below is data on the Company's revenues in fixed-line domestic communications from subscribers in interconnect fees to the cellular network, and its expenses in respect of call completion fees to the cellular companies in  2011 - 2012 (in NIS millions):

	2012	2011	2010
Revenue / expenses	226	256	801

20
The tariffs, which are denominated in agorot, will be revised every year on January 1st and linked to the CPI (the base index being the average CPI for 2009), plus both VAT and the rate of royalties applicable to cellular operators under the Royalties Regulations multiplied by the indexed interconnect tariff. The tariffs in the table do not include VAT.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

In the cellular segment (Pelephone) – Pelephone pays the other cellular operators interconnect fees for calls originating in the Pelephone network and terminating in their cellular networks (expense side), while the other operators (cellular, domestic and international) pay Pelephone interconnect fees for call terminating in its cellular network (income side).

Below is data for Pelephone's revenues from interconnect fees received from other communications networks in respect of incoming text messages (SMS) to the Pelephone network, and its expenses in respect of interconnect fees to the other cellular networks in 2010 – 2012 (in NIS millions).

	2012	2011	2010
Revenue	363	343	1,054
Expenses	300	265	813

In the international calls segment (Bezeq International) – Bezeq International pays interconnect fees to the cellular operators for calls terminating in their cellular networks.

Connectivity for VOB operators - on December 16, 2012, the Company reapplied to the Ministry with a request to immediately reduce the interconnect fee for VOB operators. The Company contends that this reduction is necessary when several years have passed from the effective date for removing "infancy protection" which these enterprises received based on a policy document issued by the Ministry on this subject (As part of this protection, a symmetrical interconnect fee was set although the VOB operators benefit from the “infancy protection of at least 0.7 agorot per minute), and certainly when the Ministry is reviewing the interconnect fees for all the domestic carrier networks

D.	Limitation of the exit penalty a license-holder can collect from a subscriber

On August 8, 2011, an amendment to the Communications Law came into force, and applies to holders of Domestic Carrier and international communications and broadcasts licenses. Under the amendment, exit fees cannot be collected from a subscriber whose average monthly bill is less than NIS 5,000 who entered into an agreement after application of the amendment to the law and cancelled it, nor can he be denied a benefit that he would have received had he not ended the agreement.21 The amendment to the law applies also, commencing November 8, 2011, to a subscriber who entered into an agreement before the amendment took force and subsequently cancelled it, but payment can be collected for cancellation of the agreement which is limited to 8% of the average monthly bill of the subscriber up to the date of cancellation, multiplied by the number of months remaining to the end of the term of the commitment. In addition, a license-holder is also forbidden to demand immediate payment of the balance of the subscriber's payments for the terminal equipment in the event of cancellation of the agreement. This amendment brought about an increase in the churn rate and certain changes in the agreement conditions with subscribers.

Cellular license-holders were governed by orders limiting the exit fee that may be collected from subscribers (to a certain scope of handsets) who terminate their agreement before the end of the commitment period to 8% of the subscriber's average monthly bill at the cancellation date.  On April 1, 2012, an amendment was published to the law, eliminating entirely disconnect fees for customers who hold up to 100 phone lines who entered into agreement with the cellular operator from November 1, 2011.  Calculation of exit fees for customers who entered into agreement with an operator before this date was included in the law prior to the amendment, as noted above. Likewise, according to the amendment, from January 1, 2013, a license holder will not make a subscriber's commitment to receive cellular services dependent on that subscriber's agreement with it or with any other license holder to purchase, rent, borrow or lease terminal equipment (see Section 3.6.2.D).

21
With reference to this provision, on May 9, 2012 the Ministry of Communications published its decision in a hearing noting that denial of the right to a benefit granted to a subscriber for purchasing a product that is not part of the service, due to termination of the engagement with the license-holder, is not in keeping with this provision in the Communications Law. With regard to the operators’ claims in the hearing that the discounts or benefits, which are prescribed in the conditions that the subscribers are required to comply with, do not violate the provisions, the Ministry decided that in any case it will examine whether the conditions are real and relevant also when the subscriber remains as the operators’ subscriber.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

For a description of other regulatory developments in the reporting period and of the main limitations applicable to the areas of operation of the Group, see Sections 2.16, 3.15, 4.14 and 5.17.

E.	Consumer legislation

Changes in consumer legislation affect the operations of the Group's companies on a regular basis.

During the course of their activity, the Group's companies are subject, inter alia, to the Consumer Protection Law. Various amendments have been made in recent years to the Consumer Protection Law and regulations, inter alia, concerning the cancelling of transactions even after service has begun, disconnecting from on-going services, and the need for the customer to give his express consent to continue transactions after the end of the specified period. Provisions concerning a refund of charges collected from the subscribers which are not in accordance with an agreement plus fixed handing charges are prescribed by law, as well as a maximum waiting time for a human response. Likewise, a variety of bills have been tabled in the Knesset introducing further amendments in the Consumer Protection Law which may, inter alia, affect the terms of the agreement, and the conduct of the Group's companies towards their subscribers.

F.	Enforcement and financial sanctions

In January 2011, an amendment was published to the Securities Law. The amendment empowers the ISA to impose a fine and administrative enforcement measures for the violation of certain orders of the Securities Law. Subsequently, on February 16, 2012, the Company's board of directors approved an internal enforcement procedure on the subject of securities that addresses internal enforcement of the orders of the law, mainly on the following subjects: prohibition on the use of inside information, obligation to publish periodic and immediate reports, and agreement with related parties.

Over the last year, the Communications Law and the Antitrust Law were amended with regard to enforcement and the imposition of graded monetary penalties for violation of these laws and/or regulations and their provisions by the regulator. Bills which are similar to the amendment to the Consumer Protection Law and Protection of Privacy Law, are in the advanced stages of legislation. Likewise, the Law to Increase the Enforcement of Labor Laws, 5772-2011, was legislated. This legislation is expected to affect the way in which the Group's companies manage their affairs, in part with respect to the imposition of sanctions, their ability to protect themselves, etc.

G.	GBE connection (Gigabit Ethernet) for ISPs ("gigabits")

On June 26, 2012, the Ministry of Communications published an invitation to a hearing asking for operators' comments on changes in the existing regulations for connecting ISPs to the Company's network and to the Hot Telecom network, whereby the "high-speed access by means of internet providers" (the Company's XDSL) portfolio, and Hot Telecom's "broadband access for ISPs" portfolio, will be amended so that these services will include all the necessary components for providing those buying the service with surfing speed, including conveying traffic on the core and access networks, the payments imposed on the ISPs for gigabits will be eliminated, and infrastructure owners will price the internet access services for the end customer to include the gigabit segments. According to the hearing, the infrastructure owners will be obligated to provide gigabit connections at a speed to be derived from the "load ratio" (a percentage of the aggregate speeds ordered by all the supplier's subscribers) as the Ministry determines from time to time. At present, the Ministry is of the opinion that the appropriate load ratio is 5%. The Company objected to this change and believes it is not generally accepted in the telecommunications industry, and expressed its opinion that the hearing and the proposed arrangement contain administrative flaws and are unreasonable. The Company published new tariffs for these services.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

1.7.4	Limitations on creating charges on the assets of Group companies

For convenience, below are referrals to sections in the 2012 Periodic report that relate to the limitations applicable to Group companies in placing charges on their assets, and the main limitations:

1.
Regulatory limitations – The Communications Law, the Communications Order (which applies to the Company) and some of the communications licenses of Group companies, contain limitations on the grant of rights to a third party in assets used to provide the essential service or in the assets of the license,22 as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone's cellular operator's license, and Bezeq International's ITS license, there are exceptions permitting the creation of charges in favor of banks without the need to obtain the regulator's approval in advance, provided that the charge agreement includes orders to ensure that the services rendered according to the license will not be affected if the bank exercises the charge. In addition, under the orders of the law and the communications licenses, the license and the resulting rights are not transferrable and they cannot be pledged or confiscated (with certain exceptions). See also Sections 2.16.3.G, 3.15.2.A and 5.17.11.

2.
Contractual Restrictions - the Company and Pelephone have made undertakings towards certain financing entities that they will not pledge their assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities. See also Sections3.12.2.A and 3.12.2.C. and Note 13 to the 2012 Financials. DBS created current charges on all its assets and fixed charges on several of its assets, whose conditions include, inter alia, restrictions on the creation of additional charges without obtaining the agreement of the financing entities. See also Section 5.15, and Note 12 to the 2012 Financials.

1.7.5	Level of economic activity in Israel

The activities of the Group are influenced by the level of economic activity in Israel, and accordingly, a change for the better or worse in that level can be expected to affect the Group's business.

22	The assets required to secure the provision of service by the license-holder.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.	Bezeq – Domestic fixed-line communications

2.1	General information about the segment of operation

2.1.1	The segment of operation and changes occurring in it

The Company holds a general license for providing domestic fixed-line communication services and provides a range of such services as described in Section 2.2, mainly these: domestic fixed-line telephony (landline telephony), Internet access infrastructure services, and transmission and data communication services.

2.1.2	Legislative limitations and standards and special constraints

A.	Communications laws and the Company's Domestic Carrier license

The operations are subject to government regulations and extensive oversight, stemming from its position as a general license holder under the Communications Law, which is subject to the provisions of that Law, of the subsequent instructions, regulations, orders and rules and the provisions of the Domestic Carrier License as well as other laws. Regarding this, and the restrictions on the Company's activity with respect to price setting, structural separation, permits for new services and service bundles, see Section 2.16 and Section 1.7.2.  Concerning the document on extending competition, including alleviations and supervision on the obligation to provide services and the possibility of other license holders using the Company’s infrastructure, see Section 1.7.3.

In addition, the Company was declared a provider of essential telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier license, and may not terminate them or narrow them without approval. The order also lays down limitations on the transfer and acquisition of means of control in the Company, and certain limitations on the activities of the Company. For details, see Section 2.16.3.

B.	Antitrust laws

The Company was declared a monopoly in the main areas of its activities,, and is also subject to supervision and to limitations under the Antitrust Law (see Section 2.16.8).

C.	Environmental laws and planning and construction laws

Some of the activities of the Company involve the use of wireless frequencies and the use of facilities that emit electromagnetic radiation, which are subject, respectively, to the Telegraph Ordinance (see Section 2.16.9), the Non-Ionizing Radiation Law (see Section 2.15), and to UBP 36 and UBP 56 (see Section 2.16.10).

2.1.3	Changes in the scope of operation in the segment and its profitability, market developments and customer traits

For the main data about the scope of operation in domestic fixed-line communications and its profitability in 2011 and 2012, see Section 1.5.4A. Below is a description of the main changes in the scope of operation in the segment in the reporting period.23

A.
Fixed-line telephony - in recent years has been characterized by a decline in demand and in prices. The decline in demand is reflected in the gradual erosion of the number of calls originating in the fixed-line networks. The Company believes that this trend stems primarily from the rise in the number of cellular subscribers and the volume of use of cellular telephones in the comprehensive call minute package which the cellular companies have marketed extensively over the last year (the Company estimates that 75% of all calls originate on the cellular network) and from voice-over-internet calls (see Section 2.1.4 below) as well as from competition from other domestic operators. In 2012, the number of lines declined by about 4% (compared with stability in the number of lines in 2011), in part due to the elimination of the NDSL service and falling cellular prices. Likewise, the number of call minutes (incoming and outgoing) declined by 7% on the Company's fixed telephone lines compared with 2011. Average monthly revenue per phone line declined by approximately 4%.

23	For detailed data and definitions of subscriber and average income, see the notes to the table in Section 1.5.4A.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

In addition, in recent years the volume of calls over the Internet has been increasing, which also reduces the number of calls made in fixed-line networks.

B.	Internet access infrastructure services

In the Internet segment, while growth has been recorded in recent years in terms of the number of customers, the rate of that growth is slowing over time as a result of the high Internet penetration rate in Israel. Nevertheless, the Internet segment is characterized by a rise in surfing speeds and by the adoption of advanced services and value added applications. In 2012, the number of Company internet subscribers rose 5%, in part due to the elimination of the NDSL service, and average monthly revenue per internet subscriber rose by about 1% compared with 2011. The increased revenues in this area can be attributed to an increase in bandwidths of the surfing packages (see Section 2.2.3 and the adoption of advanced services and added value applications

In 2009, the Company launched its NGN (Next Generation Network) and HOT launched its UFI network. These networks enable surfing at considerably higher speed than were available until then. It is noted that a considerable number of Company customers who are connected to NGN are upgrading their surfing speeds to these new levels. For details, see Section 2.2.3.

On the possible establishment of a competing fixed-line network on the Company's infrastructure, on the electricity grid, see Section 2.6.4B.

Diagram 1 - changes in the number of fixed telephone lines compared with the number of cellular phone lines in Israel 1995-201224

24
The figures are based on a Ministry of Communications publication on cellular lines, the reports of HOT to the public and assessment about the other operators. Accordingly, some of the data in the figure are based on estimates and the actual data might be different. Furthermore, commencing from the 2008 data, the calculation of fixed lines includes IP Centrex lines (lines in a virtual private exchange in a public network – see section 2.2.5D. For this purpose, the number of IP Centrex lines is measured by the maximum number of calls that can be made simultaneously).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Diagram 2 - changes in the number of call minutes from fixed telephone lines compared with the number of call minutes from cellular phone lines in Israel 1995-201225

Diagram 3 - Changes in the number of internet lines and rate of growth in the internet segment 2003-201226

25
The data is based on the Company's traffic data and assessments of the traffic of other operators in the market. Accordingly, some of the data in the figure is based on estimates and the actual data might be different.

26
The data for 2003-2011 is based on Company data and Hot reports to the public. The data for 2012 is based on Company data and assessments as to the volume of active lines of HOT, which has not yet published its financial statements Therefore, some of the data is based on estimates and the actual data might be different.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

C.	Transmission and data communication services

The transmission and data communications segment for business customers and communications providers is characterized by a rapid increase in the customers' broadband consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.3).

D.	Service bundles

On the increase in consumption of service bundles and large-scale bundles, see Section 1.7.1.

Regarding the policy document on the development of competition, see Section 1.7.3.

2.1.4	Technological changes that can materially influence the segment of operation

A.
The ongoing trend of increasing bandwidth and the availability of technologies based on IP protocol, allow the customer a broader range of applications and services on IP-based infrastructures, such as telephony services, video transfer services and network services with organizational applications on the Internet infrastructure (ERP, CRM, etc.).These developments are leading to an increase in the demand for bandwidth by Company customers of Internet infrastructure, transmission and data communication. The Company is deploying its NGN in a way that enables it to provide its customers with greater bandwidths (see Sections 2.6.6 and 2.7.2). Conversely, these developments that enable IP-based telephony services are one of the factors that have led to the decline in the consumption of the Group's fixed-line telephony services (on competition in telephony by providing services over the Company's Internet infrastructure (VoB), see Section 2.6.1. The increase in the capacity of the cellular network along with technological improvements, including future integration of 4-G networks, allow the cellular operators to compete with the Company's telephony and internet services, and to market larger bandwidths to their customers at lower prices. In the past year the trend of growing numbers of cellular Internet users has continued (see Section 2.6.2). At the date of this report, the Company estimates the increase in the number of customers surfing the cellular internet has not materially affected the volume of its Internet usage. Nevertheless, the growth potential of the cellular networks at the expense of the Company's market share is a real one.

B.	Technological developments and falling prices of the equipment could enable other operators to provide services similar to those provided by the Company at much lower costs.

C.	It is possible that a communications company will be established with a fixed-line infrastructure that competes with that of the Company, based on the IEC's electricity grid (see Section 2.6.4B.).

2.1.5	Critical success factors in the segment and the changes in them

A.	The ability to offer reliable communications systems at a competitive price based on a cost structure suited to the frequent changes in the Company's business environment.

B.	Regulatory decisions.

C.	The ability to maintain innovation and technological leadership and to translate them into advanced and reliable applications of value to the customer at short response times, and marketing primacy.

D.	Preservation of brand values and their adaptation to the conditions of the changing competitive environment, including the wholesale market.

E.	Effectiveness of the sales arrays and service.

F.	Managing an intelligent price policy, subject to regulatory limitations.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.1.6	Main entry and exit barriers of the segment of operation, and changes occurring in them

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, these traditional carriers to the Company's segments of operation have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, the mandatory obligation to allow the use of the Company’s (and Hot’s) infrastructures and services, and the ability to use existing set-ups, including the Company's network, by competing communications carriers or those destined to compete with the Company.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided on a broadband infrastructure of another operator without need for an independent line telephony infrastructure (and in the future, if it becomes possible, competition based on dividing the network into sections and wholesale sale of services – see Section 1.7.3), significantly reduces the size of investment required from those competing with the Company, thereby making entry barriers to the segment much lower.

The main exit barriers stem from the commitment of the Company laid down in its license to provide its services to a defined quality and universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions by power of Section 13A of the Communications law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, long-term agreements with infrastructure suppliers, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments.

2.1.7	Substitutes for segment products and changes occurring in them

Cellular communications services are a substitute product for the Company's services, both in telephony and in Internet (see Sections 2.6.1 and 2.6.2).

IP technology such as VoB (see Section 2.6.1) and the Internet are also substitutes for the Company's services. In Internet services, transmission and data communications, technological developments (e.g. G4 in cellular, infrastructure based on optical fibers, including by means of the electricity grid and advanced cable Internet protocols), enable the provision of new services at high speeds and competitive prices.

2.1.8	The structure of competition in the segment and changes occurring in it

Domestic fixed-line telephony is regulated and controlled by the Ministry of Communications, inter alia by means of granting licenses to entities operating in the segment.

Fixed-line telephony is characterized by a lively competitive dynamic. The Company's competitors are HOT Telecom, VoB service providers which have operated for several years under license with no obligation to provide universal service, and without their own independent access infrastructure, and they are entities related to  providers of Internet access services (ISP) and international communications services Some of them have been competing with the Company over the last year as part of telecommunications groups (see Section 1.7.1), and the Company believes that the cellular companies are also its competitors in the telephony segment (see Section 2.6.1).

The Internet segment is typified by high penetration rates, which are attributed to the deployment of a nationwide access infrastructure (HOT Telecom started operation in its area in 2002). Here, the Company is also exposed to competition from the cellular companies (see Section 2.1.4).

Hot Telecom, Cellcom, and Partner are the main operators in the transmission and data communications sector. Since 2011, new communications groups belonging to Partner have been formed - Smile and Cellcom-Netvision. These mergers enable the companies to offer customers comprehensive communications solutions.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries and the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, the development of a wholesale market, and the lack of symmetry between competitor’s ability to provide comprehensive service, the new services that the Company has been permitted to provide, tariff policy, and the extent of flexibility allowed to the Company when offering service bundles, including with the subsidiaries and technological developments.

For a description of the development of competition, see Section 1.7 and 2.6.

2.2	Products and services

2.2.1	General

The Company provides a wide range of communications services for its business and private customers, as described below.

2.2.2	Telephony

The Company's telephony services include mainly the basic telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, music on-hold, and Bphone.

The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

The Company currently operates about 12,500 public telephones around the country, which are operated by various types of cards.

The Company's telephony services have declined, mainly due to competition from other telephony fixed-line service providers and the cellular companies. For details about the changes in the number of active lines and average monthly revenue per line, see Section1.5.4.A. For details about the Company's market share in this segment, see Section 2.6.1.

The Company operates a unified telephone directory27 on a code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company's 144 service.  The Knesset approved the first reading of a bill under which, inter alia, information services provided under a Ministry of Communications license, will obligate the operators to transfer their databases to such a licensee for reasonable payment, and cancel allocation of the number 144 to the.

As part of its marketing strategy, the Company is working on the development and penetration of new services, both in the private sector and in the business sector (Bcloud, Free WiFi). The Company plans to continue to launch more products on the basis of market trends and customer needs.

2.2.3	Internet access infrastructure services

The Company provides broadband Internet access infrastructure services in xDSL technology.

As at December 31, 2012 the Company has almost completed full deployment of the NGN network and the percentage of subscribers using NGN services (those with packages of 10 mbps or higher) was 62% of all Internet subscribers (about 60% of the Company's internet subscribers).

For details about changes in the number of the Company's Internet subscribers and average monthly revenue per Internet subscriber, see Section 1.5.4A. For details about the Company's market share in this segment, see Section 2.6.2.

27
A "unified" directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The operation is exempted from the need for approval of a cartel until July 27, 2014.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

The Internet market has been one of the fastest growing markets of recent years (although a slower pace of growth has been seen compared with a rise in requested bandwidth – see Section 2.1.3B), and this service has become one of the main occupations of the Company and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades.

The average surfing speed of the Company's Internet subscribers at the end of 2012 was 9.6 mbps, compared with 6.7 mbps at the end of 2011. Over the past year, the minimum speed provided for new customers is 5 mbps.

Figure 4 – Changes in the surfing speeds of the Company's Internet subscribers 2006-2012 (in Mbps at the end of each year)

Furthermore, the Internet market is characterized by lively competition with HOT, and with the cellular companies, which offer cellular surfing services (see Section 2.6.2).

2.2.4	Transmission and data communication services

Data communication services are network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet, and remote access services.

The Company offers transmission services, including high speeds, to communications operators and its business customers in a range of interfaces (see Section 2.6.3). For details about the Ministry’s  provisions in connection with providing transmission services to competitors (Domestic Carriers Cellcom and Partner), see Section 2.6.2.

For information pertaining to the development of competition policy document, including the matter of providing services and enabling use of the Company's infrastructures by other license-holders – see Section 1.7.3.

2.2.5	Other services

A.	Services to communications operators

The Company provides services for other communications operators, such as cellular operators, international call operators, HOT, NEP operators, ISPs, Domestic Carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, infrastructure upgrades, connection to the Company's network, transmission services, billing services, leasing of space, services in leased premises.

For information pertaining to the development of competition policy docuement, see Section 1.7.3.

B.	Broadcasting services

The Company operates and maintains radio transmitters which are operated, inter alia, by Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), and the broadcasts of a number of regional radio stations. It also operates the DTT transmitters for the Second Authority. The Company is responsible only for operating and maintaining the transmitters, and not for the content of the broadcasts – see also Section 2.15.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

C.	Contract works

The Company carries out set-up and operation works of networks or sub-networks for various customers (e.g. the Ministry of Defense, HOT, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom for providing installation, maintenance and hosting of networks using the Company's infrastructures, from the exit point of the operation of the license-holders to the delivery point at the entrance to the homes of the subscribers (the connection and maintenance from these points to the subscribers' homes themselves are not the responsibility of the Company).

D.	IP Centrex – IP Centrex service is a private and virtual exchange service in a public network.

E.	Data Center – A service enabling a backup and survivability solution for the customer.

F.	144 Internet site (B144) – A search engine for finding the telephone numbers of businesses and private persons, including a classified search.

G.	Free WiFi service – allows the Company’s customers to share part of their wireless bandwidth in return for browsing outside of their homes as well.

2.3	Breakdown of product and service revenues

The table below shows data for the breakdown of the Company's revenues by main product and service in its segment of operation, 2010-2012 (in NIS millions).

	2012	2011	2010
Revenues from line telephony	2,254	2,393	3,160
Percentage out of total Company revenues	48.68%	51.49%	60.04%
Revenues from Internet infrastructure services	1,166	1,092	977
Percentage out of total Company revenues	25.18%	23.49%	18.56%
Revenues from transmission and data communication services	976	931	882
Percentage out of total Company revenues	21.07%	20.03%	16.76%
Revenues from other services	234	232	244
Percentage out of total Company revenues	5.07%	4.99%	4.64%
Total revenues from domestic fixed-line communications services segment	4,630	4,648	5,263

2.4	Customers

The Company is not dependent on a single customer or small number of customers, the loss of which would materially affect the segment of operation, and there is no customer who accounts for 10% or more of the Company's total revenue.

The Company's sales are divided into two main customer types – private (about 59%), and business (about 41%). The division is by revenues in NIS millions, as shown in the following table:

	2012	2011	2010
Revenue from private customers	2,716	2,777	3,128
Revenue from business customers	1,914	1,871	2,134
Total revenue	4,630	4,648	5,263	28

2.5	Marketing, distribution and service

The Company has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service centers (including Moked 199) around the country, technical support centers for private and business customers, 15 points of sale and service (Bezeqstores) at various locations, as well as a virtual online shop.

28
It is noted that the difference between the cumulative amount of revenue from private customers and revenue from business customers, and total revenue shown in the table, stems from rounding the amounts.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

The Company markets its services mainly through advertising in the mass media and telephone sales centers, customer managers and an array of independent dealers which are mainly ISPs, and sales centers that operate by the outsourcing method.

2.6	Competition

Below is a description of the development of competition in the domestic fixed-line communications segment.

2.6.1	Telephony

The Company believes that at the end of 2012, its market share in the fixed-line telephony market was approximately 59% of the private sector and 75% of the business sector, compared with 63% in the private sector and 76% in the business sector, at the end of 2011.29

The competition in the fixed-line communications segment is lively:

A.	Competition from other Domestic Carrier license-holders

The Company and HOT Telecom both own nationally-deployed fixed-line telephony infrastructures and they are in lively competition which is reflected, inter alia, in the marketing of service bundles combining Hot Internet infrastructure, telephony and cable television, and possibly cellular services as well,  aimed mainly at households (for the marketing of service bundles of Bezeq Group, see Section 1.7.2). In addition, HOT markets telephony services to business customers.

The Company also has competition from license-holders for domestic fixed-line communications services, including VoB (see Section 2.1.8). Implementation of a wholesale market is expected to increase competition, based on the Company’s infrastructure, and this taking into account the agreements which may be reached and the arrangements to be determined for its implementation.

B.	Competition in telephony from the cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world (see Section 3.1.4). In the opinion of the Company, this penetration rate combined with low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made the cellular telephone a product that largely substitutes for the landline telephone. The Company believes that a deepening of this substitution of the fixed line is one of the causes of the growing removal rate of telephone lines (see Section 2.1.3).

2012 signified another phase in competition in the cellular communications market in Israel. The launching of the activity of Golan Telecom Ltd. (as a new infrastructure operator) and the launching of Hot Mobile's UMTS network, and to a lesser degree the launching of other virtual cellular operators, led to a drop in prices and more customer switching between the companies. These developments aggravated the tendency toward lower average traffic per line and the growing rate of removal fixed telephone lines.

Partner and Cellcom also provide fixed-domestic fixed-line services through corporations they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services.

C.	Regulation of VoC services

On November 21, 2012, the Ministry gave its decision on the hearing according to which VOB or VOC telephony services are telephony services which use IP technology over another entity's internet services, irrespective of whether this network is mobile or fixed, and it is therefore a single fixed service the provision of which will be regulated in a general Domestic Carrier license or special license, as applicable. The Ministry announced that it will publish an amendment to the general and special Domestic Carrier licenses which currently provide VOB services. The Company believes that the marketing of VoC services as part of the aforementioned Domestic Carrier license in telephony will increase competition, and will enable telephony services to be provided at fixed-line call prices on the cellular network.

29
These market shares are in terms of lines, based on the Company's assessment. According to Ministry of Communications publications, these methods showed that in March 2012 the Company's market share was 68.7% in the private sector and 76.3% in the business sector in terms of revenue using the normative measurement method, and 67.6% in individual lines and 68.4% in PRI trunks in terms of revenue using the normative measurement method.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

D.	NDSL Service

On April 5, 2012, the decision of the Ministry of Communications to cancel NDSL services came into effect. Accordingly, the Company will not be able to apply differential ADSL pricing for subscribers who use the service together with telephony service and subscribers who only use the ADSL service. Cancellation of the tariff led to a decline in the Company's revenues from internet infrastructure services, and indirectly to the loss of fixed telephone lines as well as an improvement in the pace of customer recruitment to the internet infrastructure.

2.6.2	Internet infrastructure segment

The Company believes that at the end of 2012, its market share in the Internet infrastructure market was approximately 60%, compared with 59% at the end of 2011.30

The competition in this field is also lively:

A.
Competition from HOT Group – HOT's Internet infrastructure is deployed nationwide, in which a range of communications services and interactive applications can be provided. The network is currently the main alternative to competition with the Company in the private sector., The upgrading of the infrastructure and grant of an ISP license to HOT-Net in December 2010, the service bundles marketed by Hot Group (see Section 1.7.1C), and the Ministry of Communication’s decision regarding the cancellation of NDSL services, increased the level of competition .

B.
Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services – by HOT, is separate from provision of Internet access services – by the ISP), the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services.

2.6.3	Transmission and data communications

In addition to the Company, other companies operating in this field are Cellcom, Partner (which acquired the Med-1 operation), HOT, and Internet companies that also use leased infrastructures.

To the best of the Company's knowledge, Cellcom has deployed and set up a transmission network which it uses both for its own needs (instead of transmission provided for it in the past by the Company) and for competition with the Company in the transmission and data communications market. Cellcom offers its customers a complete package of solutions that includes domestic telephony, data communication and cellular communication, using its own infrastructure and its own sales array. Partner provides transmission and data communication services combined with telephony, for business customers.

Under the terms of its license, the Company is obliged to provide some of its communications services to all. According to the Ministry of Communications, interpretation of this and other provisions in the Domestic Carrier license in the matter of providing infrastructure services to license-holders, the Company is also obliged to provide infrastructure and transmission services to competing communications operators for providing services which compete with those of the Company. The Company is acting in accordance with the Ministry's decision. On this matter, see also Section 2.16.8.

30
The Company's assessment of its market share in Internet infrastructure services at the end of 2012 is based on the number of its subscribers and an assessment of the number of HOT subscribers at the same date, based on the data published by HOT in its financial statements for the third quarter of 2012. The data for the Company's market share at the end of 2011 is based on the number of Company subscribers and the number of HOT subscribers at that date according to 2011 annual financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.6.4	Additional factors that could influence competition

A.	Narrowing of transition barriers among companies

Numbering and number portability – number portability exists in the fixed-line and cellular telephony market, enabling customers to immediately switch between various communication operators without changing their telephone number. The Company believes that it has significantly increased the churn rate in its fixed-line telephony services.

Limitation on the exit penalty that a license-holder can demand of a subscriber – See Section 1.7.3D.

B.	Other potentially competing infrastructures

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are in Israel today a number of infrastructures with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and bodies. Among these are Israel Electric Corporation ("IEC"), Israel Railways, Mekorot (water grid), Oil Infrastructures, and the Cross Israel Highway company. Some municipalities are also trying to create an alternative to pipes being laid by communications license-holders by deploying their own infrastructures.

The State engaged in a process to choose an investor for a communications venture that will control the establishment of a third communications infrastructure company in Israel, which will use and operate the fixed-line communications infrastructure on the electricity grid, where IEC will hold 40% of the share capital in the venture. According to various publications, on December 26, 2012, a group of investors headed by "Viva Europa" submitted an offer to the selection committee. Further to the selection process, the selection committee will review the economic, technology, and legal aspects of the offer submitted by the Group. If the offer is found to meet the conditions of the selection process, a winning investor will be declared.

In the Company's estimation, if such a communications company is established, which would compete with the Company in infrastructure, and particularly if that new company is permitted to provide services to operators and business customers while easing the obligation for universal deployment of an FTTH network or before completing deployment of a significant portion of the network, this could adversely affect the Company's operations and results.

The Company's assessments of how the establishment of a communications company with a competing infrastructure would affect the Company and its results are forward-looking information as defined in the Securities Law. It is not certain that a competing communications company will be established, what limitations will be imposed on its activities and what breaks it might be granted. These assessments might not be realized, depending, inter alia, on the question of whether such a company will be established, what restrictions will apply to its activities, and if any changes will be made to the structure of competition in the communications market.

C.	Technological developments

In this matter, see also Section 2.1.4.

On October 16, 2012, the Ministry of Communications published a hearing according to which as a means of improving the possibility of providing the public with fixed-line communications services, it is considering granting permission to the domestic carrier license holder to offer the use of WLAN (Wireless Local Access Network) technology by installing access points everywhere and under any law, and removing the connection restriction on "delineated premises". At the date of the report, the Ministry of Communications had not yet published a final decision.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.6.5	The Company's preparation and ways of coping with the intensifying competition

The Company deals with competition in domestic fixed-line telecommunications services in several ways:

A.
The Company launches new communications services, value added applications and product packages, and services, in order to broaden the scope of use of subscriber lines, to respond to customer needs and to strengthen its image of technological innovation. The Company invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers. In 2010, upon receipt of the requisite permit (see Section 1.7.2), the Company started marketing joint products packages in the private sector and in May 2012 in the business sector, while broadening the supply of the services it offers and offering packages that correspond to some of those offered by its competitors.

B.
The Company works on the penetration of a high-speed internet infrastructure service and on increasing the number of its customers for the service, including by offering applications for businesses. NGN enables advanced telephony applications to be provided, customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content,   leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

C.	The Company works constantly to improve the quality of its services and to maintain its customers.

D.	The Company has simplified its tariff structure and offers its customers alternative payment packages (see Section 2.16.1), tracks and campaigns.

E.	The Company offers bundles which combine the services of the Group's subsidiaries (excluding DBS - see Section 5.17.13).

F.	The Company utilizes use-based packages and service tracks to in order to promote subscriptions to telephony services.

G.
The Company makes adjustments on the expenses side for the purpose of focusing investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, the Company's ability to make adjustments in its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term. These costs include mainly depreciation expenses and expenses related to wages and wage incidentals. In addition, the Company has operating expenses such as infrastructure maintenance and the leasing and upkeep of buildings, which are also rigid in the short term.

H.
In selling services to its customers, the Company also sells terminal equipment (home networks), laptop computers, streamers, etc., as well as telephony terminal equipment, as a tool for competitive differentiation and increasing its revenues.

2.6.6	Positive and negative factors that affect the competitive status of the Company

A.	Positive factors

1.	Nationally deployed, quality infrastructure through which a range of services are provided.

2.	Presence in most businesses and households.

3.	Strong and familiar brand.

4.	Technological innovation.

5.	Strong capital structure and positive cash flows.

6	Broad service infrastructure and varied customer interfaces.

7.	Professional, experienced and skilled human resources.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

B.	Negative factors

The Company believes that various limitations imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main limitations in this context are the following:

1.	Absence of tariff flexibility

The Company is limited in its ability to grant discounts on its main services and to offer differential tariffs. On this matter, see Section 2.16.1.

For information on the development of competition policy document, including in the matter of tariff control, see Section 1.7.3.

2.	Structural separation

See Section 1.7.2A. for the Hayek Commission's recommendations including the matter of cancellation of structural separation and the conditions for doing so, see Section 1.7.3.

3.	Duty to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances which are not financially viable (subject to the possibility of obtaining an exemption from an exemptions committee in extraordinary circumstances following the recommendations of the advisory committee and the Minister of Communications decision on this matter). This obligation is not imposed on the holders of special Domestic Carrier licenses, which can offer their services to the most profitable of the Company's customers (mainly business customers), which are a material source of the Company’s income.

4.	"Access deficit"

The Company's telephony tariffs are determined in regulations by the Minister of Communications in consultation with the Minister of Finance. As a result of a deliberate regulatory policy, the monthly usage tariff for a telephone line is set at a level that does not cover the cost involved in providing it (a situation known as the "'access deficit"). This deficit has been reduced over the years but still exists. It is emphasized that in a competition format that relies on the Company's infrastructure and uses the access deficit (such as VoB service), the negative effects of this factor increases.

5.	Limitations in marketing joint service bundles of the Company and other Group companies

See Section 1.7.2B.

6.	The nature of fixed-line telephony terminal equipment

Fixed-line terminal equipment is technologically less advanced that the cellular terminal equipment, and the supply of advanced services that can be consumed with it is limited.

7.	Wholesale market

See the development of competition policy document in section 1.7.3. (Despite this, the possibility that the structural separation will be cancelled when the whole market opens could have a positive influence on the Company’s competitive position.

2.7	Property, plant and equipment, and facilities

2.7.1	General

The Company's property, plant and equipment consists mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.7.2	Domestic fixed-line communications infrastructure

NGN

The demand for communications services in Israel and worldwide includes a demand for ever-increasing bandwidths and an advanced IP platform. In order to meet this demand, at the end of 2009 the Company started the gradual set-up of an NGN based on a core IP network and deployment of an optical fiber network to street cabinet (known as fiber to the curb - FTTC).

The NGN network is also based on an access network (a system which connects NEPs on the subscriber's premises with the network and engineering systems. The connection from the home to the access network is based on copper cables and optical cables connecting the access systems to the backbone (in a special conduit or over-ground network), and in (negligible) part via wireless systems). Terminal equipment (equipment which is installed on the subscriber's premises, e.g. the actual telephone, private exchanges, fax machines, modems, routers, etc.) via which the subscriber receives the service.

In this network and using VDSL231 technology, bandwidth of up to 100 Mbps download speed can be provided, as well as innovative added value services. Other advantages of the new technology are simplification of the network structure and better management ability. The Company launched the NGN in September 2009.For data about the number of subscribers connected to the NGN, changes in the volume of customers who consume NGN services and average bandwidths in 2011 and 2012, see Sections 1.5.4A and 2.2.3.

At the end of 2012, the Company had completed deployment of the network almost everywhere.

The Company is extending its infrastructure, including distribution of fiber optics so as to further enlarge bandwidth for its customers.  On August 29, 2012, the Board of Directors resolved to approve extension of the Company's optical fiber deployment so that the fibers will be as close as possible to the customer's premises (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communications services than those currently provided. In this context, a detailed planning of the project, pilots, and the purchase of optical fibers and advanced optical technologies is to be prepared. The project will be modular and the Company will review the scope and outline of the project, as well as the need for adjustments, on a regular basis, in part in view of the advancement of relevant technologies and development of customer needs. The Company intends to accelerate the distribution of optical fibers to the customer's home and residential buildings (FTTB/H), so that during the course of the coming year, the Company will already have a significant fiber optic distribution, which will further increase in forthcoming years.

2.7.3	Computerization

The computerization system in the Company supports four main areas:

A.	Marketing and customer management

The system supports management of a database of the Company's customers, service order management, management of follow-up of customer complaints, management of the sales and service process, application of the number portability plan, and billing. The billing system includes the production of phone bills to the Company's customers for services provided by the Company and for the services of other communications operators. The system also includes the management of accounting with communications operators.

B.	Information systems for the engineering infrastructures of the telecommunications networks

These support the planning, management, control and maintenance of engineering resources for the provision and assurance of the services. Inter alia, the systems manage stocks of numbers and support massive changes of numbers and equipment (when necessary).

31
Very High Bit Rate Digital Subscriber Line – A Digital Subscriber Line (DSL) at very high speed. One of the fastest technologies currently available for data transfer on high bandwidth in standard telephone lines.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

C.	Information systems for management of the Company's resources

These support the management, control and maintenance of the expense side in the Company, the financial information (including budget and control), purchasing and stock processes, property, real estate, human resources and salary control, fleet of vehicles, Company projects, and the like.

2.7.4	Company-wide systems

The Company's computerization system is large and complex, and supports critical work processes and handles very large volumes of data. The system consists of a large number of systems, some old, which were developed many years ago and operate on mainframe computers, others modern, developed and applies more recently and operating in open computerization environments.

The systems support decision-making processes by means of a data warehouse operated by the Company. The Company also operates a website which provides information about the Company's services and enables the display of information about the telephone bill, payment of the telephone bill and other services. There are also computerized office systems (e-mail, decision follow-up, etc.), and knowledge management systems.

2.7.5	Real estate

A.	General

The Company's real estate assets delivered from two sources: assets transferred to the Company by the State in 1984 under the Asset Transfer Agreement (see Section 2.17.2A), and assets in which the rights were purchased or received by the Company after that date, including assets that it leases from third parties.

At the date of publication of this Periodic Report, the Company owns, leases or has right of lease in about 395 real estate properties all over the country. The total area in which the Company has full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,060,000 sq.m. of land on which the built-up area is about 270,000 sq.m. Six of these properties, with a total area of 6,000 sq.m. and 500 sq.m. built- up, are in Israeli towns in the Administered Territories (of the above total, about 380 properties  with an area of 980,000 sq.m. of land and 220,000 sq.m. built up, are for communications needs, while the rest are for administrative needs).

In addition, the Company has the right to receive a net area of about 70 dunam in Sakia (near Mesubim Junction), for warehouses and offices. The Company is in advanced negotiations with the Israel Lands Administration ("ILA") to obtain a contract for preparing plans for the area.

At the date of publication of this report, of the abovementioned properties, 40 are jointly owned with the Ministry of Communications and/or  Israel Postal Co. Ltd. with whom an agreement was signed for defining and regulating the rights of the parties in these properties (see Section 2.17.2C). The parties operate as required by the orders of the agreement, and inter alia, they separate joint debits and systems.

In addition to the 395 properties referred to above, the Company holds, at the date of publication of this report, about 60 properties in Israeli towns in the Administered Territories, covering a total area of 9,300 sq.m. of land and about 1,500 sq.m. built up (all for communications needs). There is no written regulation of the contractual rights for these properties, but in the Company's opinion this does not create material exposure.

The real estate assets are used by the Company for communications activities (exchanges, control rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of them are undeveloped or partially developed, and can be used for other purposes.

At the date of publication of this report, the Company leases about 290 properties from various landlords, in a total area of about 63,000 sq.m. (about 280 of these properties have a built-up area of 9,400 sq.m. and are for communications purposes, while the rest are for administrative uses).

The Company has an interest (transition rights, etc.) in other real estate (such as for the erection of offices and for laying cables) .Also at the Company's disposal are about 550 neighborhood rooms (for cables and installations used for neighborhood communications), in a total area of 8,310 sq.m. (all for communications purposes).for most of which there is no written regulation of rights with their owners (e.g. the Administration, settlement entities, the entrepreneurs of project in which the properties are located, and house committees).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

B.	Registration

At the date of publication of this Periodic Report, the Company's rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties which can be registered in the Lands Registry.

C.	Real estate settlement agreement

On March 10, 2004, a settlement agreement between the Company and the Administration and the State ("the Settlement Agreement") was validated as a court decision. The Agreement concerns most of the real estate that was transferred to the Company in the asset transfer agreement signed prior to the start of the business operations of the Company. The Settlement Agreement states that the assets remaining in the Company's possession have the status of a capitalized lease and are subject to the execution of individual lease contacts (at the date of this report, such contracts have been signed for about 90 of the 205 properties for which they are required), the Company would be able to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy, if paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the Administration, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

At the date of publication of this Periodic Report, the Company has returned 15 assets to the ILA, Two others will be returned after the Company receives substitute properties, as provided in the Settlement Agreement.

D.	Sale of real estate assets

Following a new review by the Company's Management concerning the sale of the Company's real estate assets, the Board of Directors approved further sales of assets which are not active and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The transition to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2012, the Company sold 13 such properties, in a total area of 40,000 sq.m. of land and 22,700 sq.m. built up, for a total sum of approximately NIS 118 million.

According to Company estimates, the sale of real estate assets that are not active and/or that can easily be vacated without incurring significant expenses and for which the Company has no use after they are vacated, including real-estate assets that may be vacated and will become redundant following the transition to the NGN network, insofar as such assets are sold, may generate capital gains for the Company which may, in aggregate over the coming years, reach significant amounts estimated at hundreds of millions of shekels (before tax). It should be emphasized that this estimate also relates to real estate assets where no concrete decision has yet been made to sell them, and there is no certainty regarding the timing of their sale (insofar as they are sold); the estimate is based on appraisals prepared for some of the assets, some of which are not final or current, as well as to internal estimates prepared by the Company (including with respect to assets that were not appraised at all); likewise, the sale of some of the assets may involve difficulties, including if there is no demand or there are various planning limitations, and at this stage the Company is unable to foresee what consideration will be received when any of these real estate assets are actually sold or when they will be sold.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

In view of the foregoing, it should be emphasized that the Company's above-mentioned estimates are forward-looking information, as defined in the Securities Law. These estimates are based, inter alia, on the Company's estimates with respect to the value of the real estate assets that it owns regarding their carrying value, subject to the aforementioned regarding the fact that the Company has no appraisals for some of the assets, or the appraisals in the Company's possession are out of date and the valuations are therefore based on the Company's internal estimates; and regarding the Company's inability to predict the consideration that may actually be paid for any assets sold (if and when they are sold); and on the Company's estimates regarding the volume of the real estate assets that may be vacated and become obsolete in coming years, making it possible to sell them based on Company policy, subject to the aforementioned concerning the fact that no concrete decision has yet been made to sell the assets that were taken into account in estimating the above amount, the list of relevant assets may change from time to time and the timing of their sale (if a decision is made to sell them) is uncertain. Consequently, the Company's estimates concerning capital gains (in aggregate and before tax) that may be generated in coming years from the disposal of real estate assets as noted above, may not materialize or may materialize in a materially different way from that foreseen, including should any of the Company's assumptions and estimates listed above in this clause fail to materialize or if they materialize only partially.

2.8	Intangible assets

2.8.1	The Company's Domestic Carrier license

The Company operates under its Domestic Carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

2.8.2	Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this Periodic Report, there are about 200 trademarks registered or in the process of being registered in the Company's name with the Registrar of Trademarks. The main trademarks of the Company are "Bezeq" – the name of the Company, and "B" – the Company's logo. The investment in advertising the trademarks is intended to raise the level of exposure and awareness of the public to the trademarks and to build differentiation and uniqueness for the Company, which will influence the customers' purchasing considerations and preference.

2.9	Human resources

2.9.1	Organizational structure and headcount

The chart shows the general organizational structure of the Company:

Chapter A (Description of Company Operations) of the Periodic Report for 2012

On September 4, 2007, the Board of Directors of the Company resolved, pursuant to Section 50(a) of the Companies Law and Sections 119 and 121.1 of the Company's Articles of Association, that the authority of the CEO in all matters relating to corporations held directly or indirectly by the Company (Pelephone, Bezeq International, DBS, Walla, Bezeq on Line and Bezeq Zahav Holdings), would transfer to the Board of Directors, and the Board adopted resolutions accordingly. As a result, on matters relating to the subsidiaries the Deputy CEO and CFO report to the Board of Directors, while on the Company's activities as Domestic Carrier they report to the CEO of the Company.

2.9.2	Headcount by employment framework

	Number of employees
Description of employment framework	At December 31, 2012	At December 31, 2011
Senior managers excluded from application of the Company’s collective bargaining agreements. The terms of their employment are set in personal agreements.	61	63
Permanent employees employed under collective agreements (without new permanent employees)	2,742	2,847
Permanent employees employed under collective agreements (new permanent employees32)	596	437
Employees employed under personal agreements that are not part of the collective agreements.	635	666
Employees employed under individual agreements on the terms of the collective agreement ("Rank Rating Contracts").	26	44
Employees employed in accordance with the special collective agreement of December 2006, on an hourly basis ("Hourly Collective Agreement".	2,288	1,948
Employees employed under the special collective agreement of December 2006, on a monthly basis ("Monthly Collective Agreement").	1,074	1,071
Total	7,422	7,076

Notes:

The Hourly Collective Agreement applies to every "former Generation 2000" worker (see Section 2.17.4D) and former temporary hourly agreement workers, as well as to new workers hired on hourly employment. The Monthly Collective Agreement applies to “former Generation 2000” workers who were hired in occupations for which employment is monthly in essence, former global salary contract workers, and monthly workers hired for monthly employment.

32	Concerning new permanent employees, see section 2.9.5.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

The increase in the number of employees in 2012, in comparison to 2011, is primarily the result of hiring service representatives and customer service technicians in order to improve the level of customer service.

For details about the special collective agreement of December 2006 and its amendment in December 2010, see Section 2.9.5.

2.9.3	Early retirement plans

On December 4, 2011, the Company's Board of Directors approved the early retirement of 91 employees at a total cost of NIS 80 million. This retirement completed the early retirement plan for 2011 as well as early retirement on account of an option for employee retirement in 2012, based on the terms of the special collective agreement from December 2006 and amended in December 2010. On November 7, 2012, the Board of Directors of the Company approved an additional budget of NIS 16 million for the early retirement of 19 employees during 2012. This supplement is in addition to an expense of NIS 16 million which was recognized for updating the provision in 2012.

During the course of 2012, 122 tenured employees retired from the Company, based on the early retirement plan.

On this matter, see also Note 16 to the 2012 Financials.

2.9.4	Company investments in further study, training, employee certification and university studies

The Company conducts in-house training (including through a communications college) by company employees who are professional experts, at times with outside assistance, in all areas of its operations.  The training activities include professional certification in technology, sales, management, service and other areas.

The Company also participates in funding university studies and courses at outside facilities for its employees.

2.9.5	The nature of employee agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company and the representatives of Company employees and the New General Federation of Workers ("Histadrut"), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between the Company, the employee union and the Histadrut, regulating labor relations in the Company following transfer of control in the Company from the State to Ap.Sb.Ar. Holdings Ltd. and set a new organizational structure for the Company (see Section 2.9.1).

Under the agreement, all the agreements, arrangements and traditional behavior in the Company prior to execution of the agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the agreement would apply, subject to changes inserted specifically in the agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The agreement sets out limitations on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes. The agreement also states that the Company can, at its discretion, terminate the employment of 245 permanent employees in each of the years 2009 – 2013.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Under the agreement, during the term of the agreement, two employee-directors will serve on the Board of Directors of the Company, who would be proposed by the union (subject to their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

On December 19, 2010, an amendment was made to the collective agreement, dating it to December 31, 2015 (with an option for extension to December 31, 2017). The main points of the amendment are the following:

Extension of the retirement arrangements under the collective agreement to December 31, 2016. Under these retirement arrangements, the Company may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years 2010 – 2016.33

The agreement also defines the "New Permanent Employee", the terms of whose employment differ from those of a veteran permanent employee of the Company (under the collective agreement): his wage model is according to the Company's wage policy and market wages; at the end of his employment in the Company he is entitled to increased severance pay only (depending on the number of years of employment).

For details of other material agreements concerning labor relations, see Section 2.17.4.

2.9.6	Employee reward plans

Details regarding options plans for employees. See Note 26 to the 2012 Financials.

2.9.7	Officers and senior management in the Company

On the date of publication of this Periodic Report, the Company has 12 directors, of whom three are external directors, two are employee-directors and two are independent directors pursuant to Section 249B of the Companies Law. In addition, senior management has 12 members.

Commencing January 1, 2011, Mr. Shaul Elovitch, the controlling shareholder (indirectly) in the Company serves as Chairman of the Board of Directors of the Company. On January 17, 2013 the Company CEO announced that he was terminating his term of office, and on March 6, 2013 the Company’s Board of Directors approved the appointment of Ms. Stella Hendler as CEO of the Company, as of April 14, 2013 (when Mr. Avi Gabbay’s term ends).

The external directors and independent directors serving on the Board of Directors receive compensation in accordance with the Companies (Rules for compensation and expenses of an external director) Regulations, 2000. The other directors do not receive any compensation or other pay from the Company in respect of their service as directors (The two employee-directors receive a salary for their work in the Company and not for their service as directors).

The members of the senior management are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months before retirement. The Company also allots options for Company shares to the members of senior management, at its discretion (see Section 2.9.6).

For further information pertaining to the remuneration of officers see section 3 of the Board of Directors Report and Section 7 of Chapter 4 and Note 29 in the 2012 Financials.

2.10	Equipment and suppliers

2.10.1	Equipment

The main equipment used by the Company is exchanges, copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, Internet modems and routers. The Company purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of suppliers.

33	The Company may complete the retirement process also in 2017, if it is not completed during the above period.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.10.2	Percentage of purchases from main suppliers and form of agreement with them

With respect to Section 23 of the First Annex to the Securities (Details of a Prospectus and Draft Prospectus - Structure and Form) Regulations, 5729-1969, the Company considers a "main supplier" to be a supplier that accounts for more than 5% of the volume of the Company's annual purchases, or that accounts for more than 10% of the volume of all the Company's purchases in a particular operating segment.

During 2012, the Company did not have suppliers from which the volume of purchases exceeded 5% of the Group's total annual purchasing, or suppliers from which the volume of purchases exceeded 10% of total purchasing in a particular segment of operation.

2.10.3	Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems is unique, and over its years of operation the possibility of obtaining support other than through the manufacturer, is limited.

In the opinion of the Company, in view of the importance of manufacturer support for certain systems used by the Company, it could become dependent, in the areas of public switching and metro transmission, on Alcatel Group, represented in Israel by Alcatel Telecom Israel Ltd.,  Dialogic Networks (Israel) Ltd. which supplies the Company with migration exchanges for linking operators to the Company's switching network, Comverse which supplies the Company with switching exchanges for end customers on the NGN network, in the area of access systems on the NGN of Adtran Holdings Ltd., in the area of databases on Oracle, on EMC which supplies the Company with hardware solutions for back-up, recovery and archiving of systems and infrastructures, on vmware which supplies the Company with infrastructure for the entire virtualization of its servers, and on ECI which supplies the Company with systems for the transmission network for connecting the Company's network and business customers.

Agreements with suppliers on which the Company may be dependent, as noted in this section, generally include a warranty period for a certain period of time and conditions specified in the agreements, followed by another period of maintenance or support. Where necessary, the Company may enter into an agreement with the supplier for the supply of support and/or maintenance services for a further period. These agreements usually contain various forms of relief for the Company should the supplier breach the agreement. Such agreements with suppliers are usually long term.

2.11	Working capital

The working capital of the Company as per the 2012 Financials (solo) consists of current assets totalling approximately NIS 2,762 million less current obligations of approximately NIS 3,552 million (for the components of the current assets and current obligations, see the separate financial information as at December 31, 2012).

As a result of the above, the Company has a deficit of working capital totalling approximately NIS 790 million in its 2012 Financials (solo). Note that in the consolidated 2012 Financials of the Company, there is an excess of working capital totalling NIS 491 million.

On March 13, 2013, the Board of Directors of the Company determined that the Company does not have a liquidity problem. For policy regarding treating this deficit, see Section 1.5 of the Board of Directors Report.

2.12	Investments

For information on investments in affiliates, see Note 12 to the 2012 Financials, and see also Sections 3 and 4 in Chapter D of this Periodic Report.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.13	Finance

2.13.1	Average and effective interest rates on loans

At 31 December 2012, the Company is not financed by any short-term credit (less than one year). The table shows the distribution of long-term loans (including current maturities):

Loan term	Source of finance	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2012
Long-term loans	Banks	2,306	Unlinked NIS	Variable, based on prime rate*	3.20%	3.22%	3.20%-4.20%
	Banks	2,340	Unlinked NIS	Fixed	5.67%	5.69%	5%-6.85%
	Non-bank	425	Unlinked NIS	Variable, based on annual STL rate**	3.26%	3.41%	3.26%-4.08%
	Non-bank	1,729	Unlinked NIS	Fixed	5.92%	6.11%	5.70%-6.65%
	Non-bank***	2,334	CPI-linked NIS	Fixed	3.86%	3.95%	3.70%-5.95%

*          Prime interest rate in March 2013 – 3.25%.

**       STL yield per year (1113) – 1.858% (average last 5 trading days of November 2012 for the interest period that ended on March 1, 2013.

***     Not including Debentures (Series 5) held by a wholly-owned subsidiary.

It is noted that Company loans in the total amount of NIS 7.8 billion include a cross-default mechanism that under certain conditions allows immediate recall of the debt should a third party demand immediate repayment of Company debts towards it due to a breach of contract.

2.13.2	Limitations on borrowings

A.	Limitations included in the Company's loans

See Note 13 to the 2012 Financials. At the date of the financial statements and the date of publication of this Periodic Report, the Company is in compliance with all the limitations applicable to it.

B.	Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, the Company could be seen as part of one "group of borrowers" with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of banks to grant further credit to the Company.

2.13.3	Credit received during the reporting period

A.	Raising of bank debt

Between November 15, 2011 and October 29, 2012, the Company completed the raising of unlinked shekel debt bearing fixed interest for a period of 4.3 years, in the total amount of NIS 650 million

In connection with this raising of debt, the Company made the following commitments towards the banks that had extended the credit (in this section – "the financing entities"):

1.
An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein.

2.
The financing documents include accepted grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of the Company's debts towards it for an amount that is more than the defined amount.

3.
Regarding the long-term credit extended to the Company, the company undertook that should it make a commitment towards any lending entity ("additional lender") in connection with financial criteria, the financing entities may (under certain conditions) ask the Company to sign an identical undertaking towards them.

On this matter, see Note 12 to the 2012 Financials.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.13.4	Credit received after December 31, 2012

The Company has taken no loans after December 31, 2012.

2.13.5	Company debentures

For details of Debentures Series 5 and Series 6-8 that were issued by the Company and are traded on the Stock Exchange, see Section 2.17.1 below. The Company also issued debentures in a private placement which were not listed for trading on the Stock Exchange, the balance of which in the Company's books at December 31, 2012, was approximately NIS 436 million.

2.13.6	Credit rating

The Company is rated by two rating agencies. Below are details of the rating of each of the agencies at the date of publication of this Periodic Report (including the latest updates):

Rating agency	Rating	Changes in rating	Type of credit rated
S&P Maalot	ilAA +
February 6, 2011 – Ratification of the Company's rating of ilAA+ (removal from CreditWatch)
The rating outlook is negative.
June 29, 2011 – Rating set at ilAA+1 for new Company debentures (Series 6-8) of up to NIS 3 billion.
July 4, 2012 – Ratification of the current rating without change.
February 21, 2013 – Rating of the Company and its debentures was lowered to ilAA with a stable outlook.2
The Company and Debentures Series 5 – 8
Midroog	Aa2
January 2, 2011 – Transfer of rating of Company debentures to Watch List with negative outlook, following the Company's notice of distribution of a dividend that does not pass the profit test, of NIS 3 billion in 2011-2013.
April 3, 2011 – Removal of above debentures from Watch List with rating un changed (Aa1), and setting negative forecast, following capital reduction outline and distribution of a dividend of NIS 3 billion as decided by the Company and approved by the District Court.
June 29, 2011 – Rating set at Aa1 with negative outlook for NIS 3 billion of Debentures (Series 6-8) that will be issued by the Company, and the same rating for Company debentures in circulation.
July 19, 2012 – Lowering of the rating of the Company’s Debentures (Series 5, 6, 7, 8) from Aa1/Negative Outlook to Aa2/Stable Outlook)
Debentures Series 5 – 8

2.13.7	Company assessment for raising financing and possible sources in 2013

During 2013, the Company expects to repay approximately NIS 1,350 million on account of loan principal and interest (including debentures). The Company raises debt from time to time to manage its cash flows and it may also raise debt during 2013.

The Company's financing options are to raise debt by means of new bank loans and/or by means of private or negotiable debt.

34	Company rating ilAA+/Negative Outlook.

35	The Company’s rating is ilAA/Stable. The rating of the debentures is ilAA. For the lowering of Pelephone's rating , see Section 3.12.5.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.13.8	Charges and guarantees

For information about charges and guarantees of the Company, see Notes 13 and 19 to the 2012 Financials.

2.13.9	For additional information regarding loans taken by the Company, including disclosure of a reportable credit event, see Note 13 to the 2012 Financials.

2.14	Taxation

For information on the subject of taxation, see Note 8 to the 2012 Financials.

2.15	Environmental risks and their management

2.15.1	General

Some of the Company's facilities, such as broadcasting facilities and wireless communications facilities, are sources of electromagnetic radiation which are included in the definition of "Sources of Radiation" in the Non-Ionizing Radiation Law.

2.15.2	Non-Ionizing Radiation Law

The law regulates the handling of Sources of Radiation, their erection, operation and supervision. The law provides, inter alia, that the erection and operation of a Source of Radiation and the provision of a radiation measurement service require a permit; sets penal provisions and severe responsibility of a company, employees and officers; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry for Protection of the Environment ("the Supervisor"), including for the matter of the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates.

It is noted that the Commissioner may require building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also Section 2.16.10.

The law includes a punitive chapter which prescribes, inter alia, that the erection or operation of a source of radiation in contravention of any of the permit conditions and the erection or operation of a source of radiation without a permit, after receiving a written warning from the Supervisor, is a strict liability criminal offense.

2.15.3	Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.10.

2.15.4	Claims

On claims in the matter of ostensible radiation from the Hillel broadcasting station, see Section 2.18.2. It is noted that the Company's third party liability insurance does not currently cover damages in respect of electromagnetic radiation.

2.15.5	Company policy for radiation risk management

The Company applies a work procedure for the erection, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors. The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.16	Restrictions and control of the Company's operations

The Company is subject to systems of laws that regulate and limit its business activities. The main body overseeing the Company's activities as a communications company is the Ministry of Communication.

2.16.1	Control of Company tariffs

Arrangements in Sections 15 to 17 of the Communications Law and the terms of the Company's license, apply to the Company's tariffs.

A.
Tariffs fixed in regulations - The tariffs for the Company’s controlled services (telephony and others) which are fixed in regulations promulgated by power of the aforementioned Section 15, were updated in accordance with a linkage formula less an efficiency factor consisting of linkage to the CPI plus an efficiency factor, as provided in the regulations, so that on average, the Company's controlled tariffs erode in real terms.

The Gronau Commission's report on the rules of competition in the communications industry, and a letter from the Minister of Communications dated August 13, 2008 adopting the report (with some changes ("Gronau Report") and documents on competition policy stipulated that as long as the Group's market share remains higher than 60%, control of the Company's prices will continue in the format of mandatory price fixing. In light of the rulings in the Competition Policy Documents (see Section 1.7.3) there may be changes in aforementioned price fixing and revision mechanism.

B.
Alternative payment packages – Under Section 15A of the Communications Law, if tariffs are fixed for the services controlled under the aforementioned Section 15, the Minister may, with the consent of the Minister of Finance, approve the request made by the licensee for an alternative payment package for a service package. The Company can offer an alternative payment package after the period defined in the law unless the Minister of Communications or the Minister of Finance announces his objection. The Gronau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of consumers subscribers who consume the services offered in the package, and the smaller the market share of the Group in fixed-line telephony, the higher the maximum discount rate permitted in an alternative payment package can be.36

C.
Duty to set reasonable tariffs for services – Under Section 17 of the Communications Law, “a license-holder can demand reasonable payment for a telecommunications service for which payment is not fixed in Section 15." For these of its services, the Company sets the tariffs.

The control of the Company's tariffs has a number of implications: once every few years, the Company's controlled tariffs are reviewed by a public committee, and the Company is exposed to material changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the regulations, results in a real average erosion of the tariffs over the years. With regard to possible changes in the monitoring mechanisms see section 1.7.3. Control of the tariffs creates or could create difficulties for the Company in providing an appropriate and competitive response to changes in the market and in offers of competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders.

D.
On May 31, 2012, the Communications (Telecommunications and Broadcasts) (Calculation and Linkage of Bezeq Payments) (Amendment) Regulations, 2012, were published which include a Temporary Provision according to which the payments will not be updated on June 1, 2012, and that the update of tariffs to be made in June 2013, will include an aggregate update for the last two years.

36	A maximum discount rate of 25% when the Group's market share is between 75% and 85%, and 40% when the market share is between 60% and75%.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.16.2	The Company's Domestic Carrier license

The Company operates, inter alia, under the Domestic Carrier license.37 The main topics covered in the license are these:

A.	Scope of license, the services the Company must provide, and the duty of universal service

The Company is required to provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

B.	Principles of structural separation

For a general description of the structural separation applicable to the Company, see Section 1.7.2. The Company employs various means of compliance with these principles among its employees, including training sessions and periodic refresher courses on the relevant procedures.

C.	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 of the Communications Law, at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

D.	Marketing joint service bundles

On amendment of the Domestic Carrier license in a way that enables the Company to request to market joint service bundles subject to limitations, and a draft amendment to the licenses of the Group concerning the marketing of joint bundles to the business sector, see Section 1.7.2B.

E.	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services. The license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposal for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been made.

F.	Interconnect and use

Provisions are stated for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license-holder on reasonable and equal terms is also provided, as well as refraining from preferring a license-holder that is a company with an interest.

G.	Security arrangements

Provisions have been made for operation of the Company's network in times of emergency. The Company is required to set up and operate its network in a way that prevents its collapse in an emergency and enables a reduction of activity in certain sectors.

The Company is required to provide telecommunications services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to the Company according to Section 13 of the Communications Law.

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

37	A copy of the Domestic Carrier license appears on the Ministry of Communications website at www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

H.	Supervision and reporting

Extensive reporting duties are imposed on the Company, such as filing the reports specified in the license and information and reports on-demand on various matters. In addition, the Director General at the Ministry of Communications is granted the authority to enter facilities and offices used by the Company and to seize documents.

I.	Miscellaneous

1.
The Domestic Carrier license includes limitations on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order (see Section 2.16.3), as well as on cross-ownership, which are mainly a ban on cross-holding by entities in which those with an interest in a another material Domestic Carrier38 as noted in the license, and limitations on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

2.
The Company is required to prepare the text of the agreement it plans to offer to subscribers, and to submit it to the Director General upon his demand. The Director General has the authority to instruct that changes be made. The Company is in an ongoing process of preparing such an agreement.

3.
The Company is required to submit to the Director General a bank guarantee for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation, in a sum equal to USD 10 million. The Company provided such a guarantee. The Minister may render the guarantee or part of it forfeit on terms set out in the license.

4.	The Director General at the Ministry of Communications is authorized to impose a monetary sanction for violation of any of the terms of the license (on this matter, see also Section 1.7.3F).

5.
During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose). The Minister of Communications is authorized to permit deviation from that percentage.

With regard to the development of competition policy document, see Section 1.7.3.

2.16.3	The Communications Order

The Company was declared a provider of telecommunications services under the Communications Order. By power of that declaration, the Company is required to provide certain types of services and may not cease them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

A.
Limitations on the transfer and acquisition of means of control in a company, which include a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications ("the Ministers").

B.
Transfer or acquisition of control in a company requires the approval of the Ministers ("Control Permit"). The Control Permit will lay down the minimum holding percentage in each of the means of control in the Company by the holder of the Control Permit,39 where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors).

38	A Domestic Carrier with a market share of 25% or more.
39
As noted in Section 1.3.1, at the date of publication of this Periodic Report the minimum rate of holding in the Control Permit of B Communications Group is 30%. For the matter of a tןme-restricted approval for falling below the Minimum Percentage to 29% due to exercise of options, see Footnote 9.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

C.
Holdings not approved as aforesaid will be considered "exceptional holdings", and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

D.	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

E.
75% of the members of the Board of Directors of the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

F.
"Israeli" requirements are laid down for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a corporation – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

G.
The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

H.	Provisions are laid down for the matter of protection of computerized systems and the purchasing of hardware and software.

I.
Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors, a change or reorganization of the structure of the Company, a merger and split of the Company.

2.16.4	Royalties

For details about the duty to pay royalties applicable to license-holders pursuant to the Communications Law, see Section1.7.3B.

The Company's royalties’ expense in respect of 2012 is approximately NIS 52 million, compared with NIS 56 million in 2011. The royalties rate for 2012 and 2011 was 1.75% of taxable income (as defined in the regulations).

2.16.5	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a corporation lawfully established and owned by one of them, and a road ("Public Land"), and other land ("Private Land"). With regard to Public Land, the Company and any person authorized by it, can enter and perform work there, provided that approval for deployment of the network has been granted by the local Planning and Construction Committee in the manner prescribed in the law. In most cases, the occupier must be given 21 days' notice and the latter may appeal to the Court.

Under the provisions of the Telecommunications (Installation, operation and maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device for transmission or switching on the applicant's premises (or in shared premises or common property), the Company is permitted to request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants also.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Deployment of a network on Private Land requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be. In a condominium, the consent of a majority of the apartment owners is required. Nevertheless, the law contains provisions concerning deployment of a network in a condominium at the request of an apartment-owner, even in the absence of the consent of the majority of the apartment-owners, and grants authority to the "house committee" and the Supervisor of Condominiums.

In September 2010 the Planning and Construction (Application for a permit and its terms and fees) Regulations, 2010, came into force, which impose on the applicant for a permit to erect a residential building, a duty to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company's license was amended (as were the licenses of HOT Telecom and DBS) so that if the Company uses the internal wiring for providing its services, it is obliged to provide maintenance services for that wiring in apartments where it was requested by the permit applicant, without this granting it any proprietary rights in the internal wiring.

2.16.6	Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for from damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

2.16.7	Regulations and rules under the Communications Law

At the date of publication of this Periodic Report, regulations in three additional and important areas apply to the Company: (1) cessation, delay or limitation of telecommunications actions and services; (2) installation, operation and maintenance; (3) ways of overseeing the actions of the license-holder. In addition to these, the Company, with the approval of the Minister, has set rules for the matter of its services to subscribers.

2.16.8	Antitrust laws

A.	The Antitrust Commissioner (in this section – "the Commissioner") declared the Company a monopoly in the following areas:

1.	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.40

2.	Provision of high-speed access services through the access network to the subscriber.41

3.	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner's declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

B.
The Company has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law.

C.
In its decision on August 20, 2009, the Supreme Court allowed the appeal of the Antitrust Commissioner against the decision of the Antitrust Tribunal in February that year, which allowed the merger of the Company with DBS, and decided not to allow the merger, See Section 1.1.2.

40	Declaration on July 30, 1995.
41	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on Internet access infrastructure into two separate declarations (Declarations 2 and 3).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

D.	On March 31, 2010, a merger of B Communications and the Company was approved, following the acquisition of core control in the Company by B Communications (see Section 1.3.1).

E.
As part of the approval of the merger of the Company and Pelephone on August 26, 2004, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by either of the companies when purchasing products or services from the other, and limitations on certain joint activities. On October 10, 2010, these terms were amended, removing some of those relating to joint marketing.

F.
On September 12, 2010, the merger of Walla and the Company was approved following the Company's acquisition of Walla shares, on terms that restrict discrimination in favor of Walla vis-à-vis its competitors.

G.
On October 11, 2011, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner is considering stipulating that:

a.	The Company refused to supply transmission services used to provide domestic carrier telephony and internet services to Cellcom Israel Ltd. ("Cellcom") and Partner Communications Ltd. ("Partner");

b.	The Company's refusal is based on its position that it is not obligated and has no interest in supplying these services to its competitors;

c.	The Company sells these transmission services to other customers and also sells transmission services to provide mobile radio telephone (MRT) services to Cellcom and Partner.

d.	By refusing to sell these services, the Company abuses its status in contravention of the provisions of Section 29A of the Law.

The Commissioner's notice further states that before making his decision, the Company is given the opportunity to present its case in writing. It should be noted that as described in Section 2.6.3, commencing October 2010, in accordance with the decision of the Ministry of Communications, the Company also supplies infrastructure and transmission services to competing telecommunications operators (including owners of infrastructures).

H.	On June 30, 2011, the Antitrust Authority asked the Company for information as part of its review of the Company's conduct on the supply of services (on this matter, see also Section 2.16.2).

I.
On February 11, 2013, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling  under his powers pursuant to Section 43(A)(5) of the Antitrust Law, to the effect that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law in that it had adopted a prohibited practice of margin squeeze or price squeeze in connection with a campaign in which it had offered new subscribers a fixed telephone line plus 200 minutes of free calls to fixed line destinations for NIS 19.90 a month. The Commissioner contends that given that the internet access infrastructure service is a critical input for the supply of internet-based telephony services, then the price set by the Company places competitors who wish to offer this service at a disadvantage, as the price of the critical input for supply of the service (NIS 25 for an NDSL internet line only) is higher than the price of the final service which the Company offered its customers. Given that the Company believes that it acted lawfully and with Ministry of Communications approval, it intends to exercise its right to a hearing.

2.16.9	The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies on the one hand, and increasing the fees payable for allocation of frequencies, on the other.

2.16.10	Setting up communications facilities

A.	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communication facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the Plan and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities and wireless communication facilities for providing broadcasting services to the Company’s customers, mainly for providing services to area which are not connected to the fixed-line communications infrastructure (remote areas or new towns).

B.	NOP 36A

1.	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

2.
The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

3.
Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

There are a number of initiatives to cancel this exemption, and its cancellation could have materially adverse implications, including difficulty in providing universal service as required by the provisions of the Company's license, and which the Company is unable to assess at this stage.

For possible implications of cancellation of the exemption for Pelephone – see Section 3.15.4.

4.
In January 2008, the Planning Administration issued a draft amendment to NOP 36A (NOP 36/A/1), with the aim of changing the guidelines for the licensing of small and miniature broadcasting installations. The draft cancels the definition of a miniature broadcasting installation and changes the definition of a small broadcasting installation. In addition, different licensing tracks are defined (fast and standard), depending on the location and the public safety range of each installation. In these tracks, indemnification arrangements (of differing amounts) are set for claims for compensation under Section 197 of the Planning and Construction Law.

The change of definition of small broadcasting installations and large broadcasting installations, presents practical difficulties which could impede the Company's ability to provide the public with some of the services it is required by law to provide.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

NOP 36/A/1 has not yet been approved by the government, and there is no certainty as to the final text that will be approved. If changes are made in the final text compared with the present draft, they could materially affect the Company.

C.	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities presents practical difficulties which could impede the Company's ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposes to include a provision requiring the license applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government and there is no certainty as to the final text that will be approved. If changes are made in the final text compared with the present draft, they could materially affect the Company.

The Companies assessments concerning the effect of the amendments to NOP 36 (Parts A and B) on the Group's operations and performance are forward-looking information. These assessments may not materialize, or they may materialize differently than foreseen, in part depending on the final text of the relevant NOP 36. As mentioned above, at this stage, before publication of the final text of the NOP, the Company is unable to estimate the full impact of the amendments on the Group.

D.	On radiation permits for communications and broadcasting facilities, see Section 2.15.

E.	NOP 56 – Communications facilities in the Administered Territories

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has arranged the licensing for 72 installations in the Administered Territories and is in the process of licensing an additional 9 installations in the Administered Territories.

2.17	Substantial agreements

Below is a brief description of substantial agreements outside the normal course of the Company's business which were signed in the reporting period and/or which are in force.

2.17.1	Agreements concerning debentures

A.	Deed of trust for Debentures (Series 5), dated May 24, 2004

A deed of trust signed with the Mizrahi-Tefahot Trust Company Ltd. (Mizrahi-Tefahot) for a series of 600,000,000 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, at 5.3% annual interest, linked (principal and interest) to the CPI for April 2004. The debentures were issued by the Company, prior to the Prospectus, to institutional investors and to Bezeq Zahav Holdings, and were listed for trading in accordance with the Prospectus.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

An addendum to the deed of trust for the debentures in this series relates to the issue of an additional 1,500,000,000 debentures by the Company to Bezeq Zahav Holdings on the same terms and listed for trading on the Stock Exchange (subject to lock-up restrictions).

On March 30, 2005, a further addendum to this deed of trust was signed in respect of the issue of NIS 286,967,000 par value of debentures from the same series.

On March 21, 2012, the appointment of Hermetic Trust Services (1975) Ltd. ("Hermetic") was approved as the trustee for Debentures (Series 5) of the Company, replacing Mizrahi-Tefahot Trust Company Ltd., and accordingly from that date Hermetic serves as the trustee for the aforementioned debentures.

B.	Deeds of trust for Debentures (Series 6-8) from May 31, 2011 and an amendment to the deeds from June 21, 2011

Deeds of trust signed with Reznik Paz Nevo Trust Ltd. (Series 6-7and with Strauss Lazar Trust Company (1992) Ltd. (Series 8) for series of up to 3,000,000,000 debentures each to be issued according to a shelf prospectus.

For further details concerning the debentures from the aforementioned series, see Note 13.2 to the 2012 Financials.

2.17.2	Real estate

A.	Asset transfer agreement between the Company and the State, January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State's rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State's rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunications services immediately prior to application of the agreement, were transferred to the Company.

B.	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate

See Section 2.7.5C.

C.	Agreement between the Company and the Postal Authority, June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, the party with exclusive rights in them, in whole, will be one named party.

2.17.3	Sundry agreements with DBS and its other shareholders

See Section 5.18.4.

2.17.4	Employment agreements

A.
A comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd, provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), to all of the members of the cumulative pension fund who are employed by the Company on the date of execution of the pension agreement, and to all of the permanent and temporary employees of the Company, with the exception of special employee groups (students, employees under personal contracts or employees working according to another, alternative arrangement).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

B.
Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past and which was renewed in December 2006. Sub-section F below is based, inter alia, on this agreement. For information on this matter and on the matter of early retirement, see Note 16 to the 2012 Financials,

C.	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by power of their being former civil servants, under the Company’s pension agreement, adopted by the Company as part of its pension agreement. Under this agreement, these rights become "personal rights" which cannot be cancelled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

D.	Generation 2000 agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and to employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, administrative workers, typists, warehouse employees, secretaries, mail sorters and distributors etc., and similar administrative workers such as porters, drivers, forklift operators and others). Under the special collective agreement of December 2006, it was agreed that the Generation 2000 agreement would not apply to such employees who were hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

E.	Agreement dated April 17, 2005 with the entity that replaced Makefet Fund in everything relating to early retirement arrangements of Company employees

On April 17, 2005 a special collective agreement was signed between the Company, the Union and the Histadrut, concerning an arrangement with a replacement for the Makefet Fund for all matters relating to early retirement arrangements for Company employees.

Subsequently, on June 28, 2005, an agreement was signed between Harel Insurance Company Ltd. ("Harel") and the Company ("the June 2005 Agreement"), regulating pension payments in respect of early retirement and provisions for old-age and survivor pensions, stemming from legislative amendments which were part of the Israeli Economy Recovery Program Law, for employees who retired from the Company from the end of 2003 / beginning of 2004 and/or who will retire from the Company in accordance with the September 2000 special collective agreement for retirement as amended on March 18, 2004 and April 17, 2005. Following execution of the agreement with Harel, the special collective agreement referred to above between the Company, the Union and the Histadrut, was amended on the same date (June 28, 2005).

On February 14, 2008, Harel and the Company signed an amendment to the June 2005 Agreement, the main points of which were: (1) the June 2005 Agreement would also apply to Company employees who resign from their employment at the Company before December 31, 2013 in the early pension track, in accordance with an option granted to the Company in the special collective agreement of December 2006, if and to the extent that the Company chooses to exercise that option; (2) reduction of the consideration paid by the Company to Harel for every retiree insured under the June 2005 Agreement for whom a policy has not been issued by Harel on the date of execution of the amendment to the June 2005 Agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

F.	Special collective agreement from December 2006 and its amendment in December 2010

See Section 2.9.5.

2.17.5	Management agreement

On June 10, 2010, the general meeting of the shareholders of the Company approved (after approval by the Audit Committee and the Board of Directors), a new agreement with Eurocom Communications Ltd., under which the Company is granted regular management and advisory services in consideration of USD 1.2 million per year. The term of the agreement is three years commencing June 1, 2010. For more details about this agreement, see the transaction report and notice of convening a special general meeting of the Company, dated June 1, 2010, which is cited by way of reference.

2.18	Legal proceedings

The Company's reporting policy is based on considerations of quality and of amount. The Company decided that the bar of amount materiality would be events affecting the Company's net profit by 5% or more according to the latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 120 million or more,42 which account for approximately 5% of pretax profit according to the 2012 Financials (approximately NIS 90 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless the Company believes the claim has other aspects and/or implications beyond its monetary amount).

Proceedings which are pending at the date of publication of this report

2.18.1	A number of claims are pending against the Company which concern recognition of various wage components for determining various payments to the Company's employees, as follows:

A.
In February 2002, a notice of a party to a collective dispute ("the Party Notice") was filed in the Jerusalem District Labor Court by the Histadrut in the name of all Company employees. The applicant alleged that payments for grossing up of tax, the administrative on-call duty component and clothing allowances which were and are paid to Company employees, are regular pay which form part of the determining salary of each employee, for calculation of various payments. In April 2006, the court gave its decision, denying all parts of the Party Notice. which was procedurally void. Subsequently, the Party Notice was struck out and it was agreed that a new party notice would be filed, and that the question of the limitation date would be decided when the party notice was being heard. On February 10, 2010 a party notice was filed, which relates only to the on-call fee component. Under the party notice the Court was requested to determine that the on-call fee component be included in the hour value for calculating overtime pay and for calculating redemption of annual vacation pay.

On November 27, 2012, a judgment was given in the case in which the court ruled that an hourly rate for administrative on-call fees should be included when calculating overtime and redemption of statutory vacation days paid to Company employees who receive this supplement. The Company and the State appealed this ruling of the court. The Histadrut appealed the fact that the court had dismissed its request that the prescription period should be defined according to the date of the filing of the party notice from 2002 (i.e. commencing in 1995), and not according to the date of submission of the current party notice, and the Company filed a counter appeal on the issue of the statute of limitations alleging that the counting of the limitation period does not stop the filing of the two party notices.

42
For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounts noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together. In addition, it is clarified that if certain proceedings relate largely to the same legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the bar of quantitative materiality as noted in these sections, the amount involved was examined in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

B.
In September 2000, a claim was filed against the Company in the Jerusalem District Labor Court by 2,423 pensioners of the Company who had been employees of the Ministry of Communications and were reassigned to the Company when it was established43. The plaintiffs petitioned for declaratory relief to the effect that  payments grossed up for tax purposes, clothing supplements and wage incentives are ordinary wages which should be considered part of their effective wage for pension purposes and for the purpose of payments given upon retirement, and should therefore be included in the hourly calculation and when calculating percentage supplements. The plaintiffs also petitioned for declaratory relief to the effect that their last effective wage for pension should be calculated based on their last wage (and not based on the average ranking). Subsequently, the claim was amended so that all the relief relating to the plaintiff's pension rights was deleted from the statement of claim. The plaintiffs also reduced their claim to the wage incentive component and retracted their claim to the grossed up tax and clothing components. On December 16, 2008, the court dismissed the claim and determined that the premium paid to the plaintiffs is a real contingent supplement and that the premium component should not be included in the hourly value for the purpose of calculating compensation for overtime or when redeeming annual vacation which is paid as part of post-employment benefits. On March 3, 2009, an appeal was filed in the National Labor Court which was dismissed on December 21, 2011. On July 25, 2012, the Company received a petition to the High Court of Justice for the issue of an order nisi against the National Labor Court and the Company, in which the plaintiffs are petitioning to revoke the ruling and decisions of the National Labor Court. In accordance with HCJ's decision, the company filed a preliminary response to the petition.

C.
Several additional individual claims by employees and former employees are pending against the Company, concerning, inter alia, recognition of various wage components as components for the purpose of calculating various payments, and claims in respect of overtime and other time

2.18.2
Four claims were pending against the Company which were filed by various plaintiffs in the years 2003 to 2005 against the Company, the Broadcasting Authority and the State of Israel, for compensation for physical injury and damage to property, caused, according to the plaintiffs as a result of prohibited radiation from the Hillel broadcasting station.

Three of the claims were for bodily damages to person and they were heard in the Central District Court (the amounts of the claims were - one for more than NIS 15 million, in another there is no estimated amount, and the third for NIS 46 million). The plaintiffs in these three claims filed an application for consolidation of the hearings of the claims. The court ordered a stay of proceedings and resumption of the claims, as necessary, only after the plaintiffs comply with the Court's decision concerning the submittal of documents and affidavits. On November 25, 2012, the court dismissed the plaintiffs' application to resume proceedings and stated that a new claim must be filed. Subsequently, on December 12, 2012, a new claim was filed in the Central District Court against the State of Israel, the Broadcasting Authority, and the Company, based on the three aforementioned claims for alleged damage to person for 31 people, 27 of which are against the Company) in connection with the Hallel station.

The fourth claim is being heard in the Tel Aviv District Court and is for alleged damage to property and financial loss. The amount of the original claim was NIS 141 million, but following the failure to pay the court fees by some of the plaintiffs and the dismissal of their application for exemption from the fees, some of the plaintiffs were deleted from the claim so that the revised amount is NIS 23 million.

It should be noted that on December 31, 2003, the Company discontinued its broadcasts from the station as requested by the State and the Broadcasting Authority, and from that date the site is no longer used for broadcasting.

43
This claim was consolidated with another suit filed in January 2007 by 85 pensioners who had been transferred to the Company from the Ministry of Communications, claiming declaratory relief to the effect that payment of grossed up tax clothing and wage incentives should be included in the effective wage with respect to rights under the Work Hours and Rest Law and the Annual Vacation Law.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.18.3
In November 2006, a claim was filed against the Company in the Tel Aviv District Court together with an application for its recognition as a class action, in the amount of NIS 189 million, on the grounds of unlawful collection of money is disconnection due to non-payment. Moreover, in February 2011, the plaintiff filed an additional claim together with an application for its recognition as a class action in the amount of NIS 44 million, in the Central District Court concerning a refund of payment for "related services" for the period after the line had been disconnected. The second claim from February 2011, and the application for its recognition as a class action were dismissed in limine on March 28, 2012. On May 8, 2012, an appeal was filed against the decision.

2.18.4
In July 2010, an action was filed against the Company in the Central District Court, together with an application for its certification as a class action, alleging that the Company offers its customers to join call plans with a fixed monthly payment, which results in a financial loss to customers for whom the track is not worthwhile, thus misleading them. The plaintiff is claiming restitution of the difference between the amount paid by customers on the new track and the amount they would have paid on the ordinary track, which he estimates is "tens of millions of shekels", as well as compensation of NIS 1,500 per customer for an ostensible infringement of privacy.

In June 2012 the court approved publication of a compromise settlement reached by the parties at a cost of NIS 6.5 million to the Company, and instructed that the settlement be sent to the relevant parties before it hands down the verdict. Subsequently, an inspector was appointed to estimate the damage and the amount of the compensation.

2.18.5
On November 10, 2011, a person who claims to own 1,162 shares of the Company ("the Applicant") petitioned the Economic Department of the Tel Aviv-Jaffa District Court to approve the submission of a derivative action ("the Application") and a derivative action which was included in the Application. As part of the Application, the Court was asked to approve the submission of a derivative action in the amount of NIS 900 million against the Company's incumbent directors and against a former director. The Application argues, inter alia, that the Board members were in breach of their duty of caution and fiduciary obligations towards the Company (and with respect to the controlling shareholder, his duty of fairness as well) by approving loans worth billions of shekels taken by the Company, which as alleged in the Application, were not used for the Company's benefit and were designated for the distribution of dividends for the purpose of reducing the financing costs of the Company's controlling shareholder, and were therefore in a conflict of interests between their own personal benefit and that of the Company. Consequently, as argued by the Plaintiff, the Company suffered losses in the form of heavy financing expenses in respect of those loans. Alternatively, the Plaintiff alleges that the resolutions passed by the Board of Directors with respect to the aforementioned loans, created a tax exposure for the Company due to the fact that the financing expenses are not recognized for tax purposes. On January 26, 2012, the Company and the Board of Directors submitted their response to the Application, requesting a dismissal of the Application.

On June 14, 2012, the court resolved to dismiss the application in limine after ruling that the applicant in this procedure is not a "shareholder" of the Company and he is therefore not entitled to file a derivative claim in the Company's name. Subsequently, on July 15, 2012, a new application to approve a derivate claim was filed in the Tel Aviv District Court (Economic Department) by the father of the applicant whose application had been dismissed in limine, (against directors of the Company, the CEO, Deputy CEO, and the CFO of the Company) on the same subject ("the Amended Application").

On November 26, 2011, an additional application was filed for certification as a derivative claim ("the Additional Application") together with a derivative action in the Economic Department of the Tel Aviv-Jaffa District Court by a shareholder of the Company who holds 1,500 shares ("the Additional Applicant"). The Additional Application (which is essentially similar to the Amended Application) was filed against the Company's incumbent directors, directors who no longer serve the Company and against the previous controlling shareholder of the Company (F.SAB.R. Holdings Ltd. (hereinafter together: "the Defendants"). The Additional Application alleges, inter alia, that the Defendants approved the distribution of dividends and took loans with the purpose of serving the interests of the controlling shareholders, were in a conflict of interests between their own personal benefit and that of the Company. Consequently, the decision making process and the disclosure given by the Company regarding these decisions was flawed. The Additional Application therefore contends that the Defendants were in breach of their duty of caution towards the Company, and some of there were also in breach of their fiduciary obligations, and with respect to the former and present controlling shareholder, it was alleged that they were also in breach of their duty of fairness. Consequently, the Additional Applicant alleges that the Company suffered losses of NIS 3.4 billion (gross) or NIS 2.64 billion (net). The Additional Applicant is petitioning, inter alia, for declarative relief concerning nullification of extraordinary loans taken by the Company from the date of the change of control therein and concerning nullification of the Company's outstanding payments to its shareholders originating in a capital write-down, as well as the restitution of dividends by the Company's controlling shareholder. During February and March 2013, responses to the request were filed by the Company and claimants, asking to reject the request.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

On January 17, 2013, the court instructed the consolidation of these two applications.

2.18.6
In 2003, the Company filed a claim in the Tel Aviv District labor Court against the Makefet Fund for compensation in respect of breach of agreement between the Company and Makefet in the matter of calculation of the cost of early retirement of employees who were transferred to the Company from the Ministry of Communications. The amount claimed by the Company was NIS 280 million. On this matter, see also Note 16.7 to the 2012 Financials.

2.18.7
In October 2011, an action was filed at the Tel Aviv District Court, together with an application for its certification as a class action, alleging that the Company unlawfully broadcasts its own advertising on the Music on Hold (MOH) platform about subscribing to the service. The plaintiffs estimate the total amount of the claim for all members of the group at NIS 200 million, for restitution of the service fees and compensation for prohibited advertising (for callers to subscribers to the service), and all from the date on which the Company commenced this service.

2.18.8
In February 2012, an action was filed at the Jerusalem District Court, together with an application for its certification as a class action, against the Company, against the subsidiary Pelephone Communications Ltd. ("Pelephone"), and against two other cellular companies (all together: "the Respondents"). The plaintiffs allege that the Respondents do not offer the handicapped members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. The plaintiffs are requesting certification of the claim as a class action in the name of a group of handicapped people and are claiming monetary compensation of NIS 361 million against all the Respondents for the losses they allege (monetary loss, non-monetary loss, and infringement of autonomy) as well as other relief. In this matter, see also Section 3.17.1G.

2.18.9
In September 2012, a claim was filed against the Company in the Tel Aviv District Court together with an application for its certification as a class action, alleging that in contravention of the law, the Company does not include a call details record in the phone bills which it sends to its subscribers. The application estimates the amount of the class action at NIS 154 million. It should be noted that in April 2011, another claim was filed against the Company in the Tel Aviv District Court together with an application for its certification as a class action in the same matter, and the plaintiff estimates the amount of the claim at NIS 127 million. In view of the similarity between the two claims, the attorney for the plaintiff in the claim from September 2012, expressed his agreement in principle to abandon the proceeding. For a similar claim which was filed against Pelephone on the same subject, see the Section3.17.1I.

Legal proceedings which ended in the reporting period or by the date of publication of the report

2.18.10
In October 2011 a former employee of the Company filed a claim against the Company at the Tel Aviv Regional Labor Court that includes an application for its certification as a class action in the total amount of NIS 150 million in the name of some the Company's employees and pensioners. The main purpose of the claim is a request to refund wage differences stemming, according to the claimant, from a failure to include two wage supplements, on-call fees and an hourly value premium for calculating overtime and the redemption of vacation days. On April 29, 2012, a ruling was given whereby the claim and the application for certification as a class action were struck out, upon the plaintiff's request and further to the court's recommendation.

2.18.11
In November 2006, a claim was filed at the Tel Aviv District Court against the Company, Pelephone, HOT, Cellcom, and Partner, together with an application for its certification as a class action, in the total amount of NIS 158 million. The plaintiffs allege that when completing a call made from a cellular line to a fixed line, the Company and HOT delay sending the disconnection signal, and as a result they incur a loss which is reflected in airtime costs and interconnect fees. On October 28, 2010, a ruling was given dismissing the application. On October 17, 2012, the Supreme Court resolved to strike out (without ordering costs) an appeal which had been filed against the Company on December 16, 2010 in respect of a dismissal of the application for certification as a class action.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.18.12
In September 2010, the Ministry of Communications, the IDF Commander in the Administered Territories and the Civil Administration in the Administered Territories filed a claim against the Company in the Jerusalem District Court in the matter of payment of fees of approximately NIS 74 million for erecting and operating microwave trunks in the Administered Territories. On April 2, 2012, a compromise settlement between the parties to the procedure was validated as a court ruling, in which the Company will pay the plaintiffs the total amount of NIS 26 million (plus CPI linkage from February 11, 2010).

2.18.13
In January 2011, four claims were filed against the Company at different courts, together with applications to certify them as class actions concerning a malfunction of the Company's network on January 25, 2011. Subsequently, all four claims were transferred to the Tel Aviv District Court and on November 27, 2011, the court decided to consolidate the hearing of the last two applications (nos. 3 and 4 above) and to delete the first two applications (nos. 1 and 2 above). on October 9, 2012, the court approved the applicants' request to abandon their applications for certification as a class action, based on the court's recommendation and in view of the difficulties encountered by the application for certification.

2.18.14
In the matter of an application to approve a distribution that does not pass the profit test, which was filed in the Tel Aviv-Jaffa District Court (Economics Department) on January 26, 2011, see Section1.4.2.

2.19	Business Objectives and Strategy

2.19.1	Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company's strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure, lie in frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2	Strategy summary and intentions for the future

A.	Vision and purpose

The Company's objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. In the private sector the Company provides such solutions for the home; in the business sector the Company provides a smart network on which a range of advanced services operate.

The objective: to maintain the Company’s competitive position and continue being the customer’s first choice in telephony, internet and telecommunications.

To attain this goal, the Company has set itself a number of challenges:

1.	Preservation of leader status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.	Encouraging the recruitment of new customers and fidelity motivators among existing customers;

3.	Creation of new sources of income by launching new services and products;

4.	Ongoing adaptation of the organization to the competitive environment and operational excellence.

B.	Means

To implement this strategy and attain these objectives, the Company uses and will continue to use the following means:

Business customers

Diverse bundles of products and services that meets the business needs of the customer;

Total solution according to customer needs, while applying a strategy of commitment to service quality and availability;

Encouragement of customer to migrate from basic services to managed solutions for organizational and inter-organizational connectedness;

Private customers

Wider bandwidth of customers and sale of advanced products and services on the new NGN;

Supply of differential debit tracks to suit customer needs;

Strengthening the positioning of the Company's telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets.

Levering Group assets for the purpose of providing the customer with a comprehensive communications solution.

Network

In order to attain its strategic objectives, the Company is working on improving the existing network and adapting it to its business goals, including by the deployment of optical fibers and by investing in the heart of the network. See also Sections 2.6.5 and 2.7.2, on the NGN.

2.19.3	Development trends in the company's business

A.
The Company is working to increase data transfer speeds in the services it provides for its customers, and its marketing initiatives aim to transfer customers to faster Internet surfing speeds. For its business customers, the Company is also launching transmission and data communication services at high speeds and in a range of interfaces.

B.
The Company is working to integrate itself into Internet protocol (IP) applications. To achieve this, it has established an IP network company to serve as a platform for the services it provides today and those it intends to provide in the future.

C.	The Company markets fixed-line and wireless home network services for surfing from a number of computers simultaneously, as well as additional services (Bphone, Bcloud, Free WiFi).

D.	The Company has launched a range of debit tracks for telephony services alongside its basic tariff structure, so as to increase the extent of use of its services.

E.	The Company markets bundles that include additional services to those of the Company (see Section 1.7.2).

2.19.4	Main projects – planned and in progress

As at the end of 2012 the Company has completed deployment of the NGN almost everywhere. With regard to the Company’s deployment of an optic network as close as possible to the customer’s premises, see section 2.7.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

The Company is also developing and assimilating advanced computer systems, among them a network engineering management system, and a service order and delivery management system.

2.20	Expectations for development in the coming year

The Company intends to accelerate the distribution of optical fibers to the customer's home and residential buildings (FTTB/H), so that during the course of the coming year, the Company will already have a significant fiber optic distribution, which will further increase in forthcoming years. In this matter, see also Section 1.6.

2.21	Risk factors

The Israeli market in which the Company operates is essentially stable. Nevertheless, there are risk factors stemming from the macroeconomic environment, from the unique characteristics of the industry in which the Company operators, and risk factors that are unique to the Company, as described in the following sub-sections:

2.21.1	Competition

Competition in domestic fixed-line communications has intensified in the past few years, both from other domestic operators, headed by Hot (which holds a general license), and from cellular and other communications operators (which hold special licenses). There is also a possibility of competition from other infrastructure owners (see Section 2.6).

This has led to the churn of some of the Company's customers and lowering of prices for part of the Company’s services and to a rise in the costs of acquiring new customers and retaining existing ones.

The entities competing with the Company at present or those that might compete with it in the future, benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Section 1.7.2). The ability of HOT to offer such packages ("Triple Play" and even more) with tariff flexibility compared with the limitations that prevent the Company from doing the same, harms the Company's ability to compete.

2.21.2	Government control and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on ceasing or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile) – for details, see Section 2.16. This control and regulation result at times in government intervention that the Company believes impedes its business activities. Within this framework the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including financial sanctions (see Section 1.7.3F).

In addition, the Minister of Communications has the authority to change the Company's license. Significant changes in the regulatory principles applicable to communications as a whole and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. On possible changes following the Hayek Commission, see Section 1.7.3.

2.21.3	Tariff control

The Company’s tariffs for its main services (including interconnect fees) are subject to government control and intervention. Some of these tariffs are determined in regulations, which also set a formula for updating them (see Section 2.16.1). The practical significance of this mechanism is on average real erosion of the Company's controlled tariffs. Significant changes in controlled tariffs, if implemented, could have a materially adverse effect on the Company's business and results. Regarding the uncertainty about continuing the updating arrangement for the Company's controlled tariffs – see Sections 1.7.3 and 2.16.1. Furthermore, the limitations applicable to the Company in marketing alternative tariff packages could create difficulties for the Company in offering an appropriate competitive response to changes in the market. In the context of the application of a wholesale market, the Ministry of Communications has the power to set the price for which the Company will sell its services to license holders. The application of low prices may adversely affect the Company's revenues and profits.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.21.4	Labor relations

The Company's implementation of human resources and organization plans (including retirement plans and restructuring), involves coordination with the workers and significant costs, including compensation for early retirement. The processes of implementation of such plans are liable to cause unrest in labor relations and to be damaging to the Company regular activities – see also Sections 2.9.3 and 2.17.4.

2.21.5	Restrictions on relations between the Company and companies in the Bezeq Group

Structural separation - The Company's general license obliges it to ensure that its relations with its main investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, the Company is limited in its ability to offer joint service bundles with those companies (see Section 1.7.2). In view of the entry of communication companies into direct competition with the Company in most of its areas of operation based on the provision of a bundle of services to the customer and the option of providing wholesale services for offering customers end-to-end services, the risk that this factor will affect the Company’s operations has increased. Nonetheless, on the matter of the possibility that in the future the Group will be granted a permit to provide non-divisible bundles of services and cancellation of the structural separation, see Section 1.7.3A. On possible changes following the development of a competition policy document, see Section 1.7.3.

2.21.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in the Company’s financial statements for most of them. In addition, the Company's insurance policies are confined to cover limits and to certain causes, and might not cover claims for certain types of damages.

Class actions against large commercial companies have become more numerous of late, notably since the Class Actions Law came into force and expanded the causes for which a class action can be filed. Class actions can reach large amounts, as virtually all residents of the country are consumers of the Company’s services, and a claim that relates to a minor loss for a single consumer can become a material claim for the Company if it is certified as a class action applicable to all consumers or a significant portion of them. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of  legal proceedings, see Section 2.18.

2.21.7	Exposure to changes in currency exchange rates, inflation and interest

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company's exposure to changes in currency exchange rates against the shekel is low. The Company's exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings. For further information on this subject, see Note 30 to the 2012 Financials.

2.21.8	Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company's revenues from these services. The Company's third-party liability policy does not currently cover liability for electromagnetic radiation.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

2.21.9	Frequent technological changes

Communications is a field characterized by frequent technological changes and a shortening of the economic life of new technologies – see Section 2.1.4. The significance of these trends creates a need to invest numerous resources in technology upgrades, especially the Company's infrastructures, a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

2.21.10	Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. So far, the Israeli economy has displayed economic resilience, reflected in further economic expansion, maintaining low levels of unemployment and inflation rates within government targets. Nevertheless, the growth of the national deficit, rising housing prices and uncertainty in the political and defense arenas cast doubt over a continuation of these trends. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues (including revenues from affiliates) and the difficulty in selling its real estate assets or due to an increase in the Group's finance costs.

2.21.11	Failure in the Company's systems

The Company provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems and others. Some of the Company's systems have backups, but nevertheless, damage to some or all of these systems, whether due to a technical fault or natural disaster (earthquake, catastrophe, fire), whether due to malicious damage, could cause extreme difficulties in providing service, including if the Company is unable to repair the systems.

It is noted that a significant part of the Company's activities (consolidated) are in its subsidiaries / affiliates. The risk factors of these companies and the assessments of their managements as to the risk factors, are described in Sections 3.20, 4.18 and 5.21.

The table below rates the effects of the risk factors described above on the Company's activities, in the estimation of its management. It is noted that this assessment of the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Table of risk factors44

Extent of risk factor's impact on Company activities
	Major impact	Medium impact	Minor impact
Macro-risks
Exposure to changes in exchange, inflation and interest rates			X
Industry risks
Intensifying competition	X
Government control and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique to the Company
Exposure in legal proceedings		X
Difficult labor relations		X
Limitations on relations between the Company and companies in Bezeq Group	X
Dependence on macro-factors and on levels of business activity in the economy		X
Failure of Company systems	X

The information in this Section 2.21 and the Company's assessments of the risk factors on its activities and business, are forward-looking information as defined in the Securities Law, The information and assessments rely on data published by the Ministry of Communications, the Company's assessments as to the market situation and the structure of competition in it, and as to possible developments in that market and in the Israeli economy. Actual results might differ significantly from these assessments if a change occurs in one or more of the factors taken into account in making them.

44
It is clarified that the Group companies' assessments of the impact of the risk factors in the table (in this section and in sections 3.24, 4.22 and 5.22) did not estimate the probability of the realization of the risk factor but rather, the impact of the risk factor on the relevant company should it be realized. It is also noted that some of the Group companies make estimates of the probability of the scenarios of some of the risk factors mentioned in these sections for certain internal needs of their own, but no orderly estimate is made at the Group level of all the risks listed in the tables in this and the aforementioned sections.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General information about the segment of operation

3.1.1	Pelephone's segment of operation

Pelephone provides cellular communications services and sells and services terminal equipment. Pelephone's services are described more fully in Section 3.2. Pelephone is wholly owned by the Company.

3.1.2	Legislative and regulatory limitations applicable to Pelephone

A.	Communications laws and the cellular license

Pelephone's operation is subject to regulation and control by power of the Communications Law and its regulations, the Telegraph Ordinance, and the cellular license ("the Cellular License"). The Cellular License lays down conditions and principles that apply to Pelephone's activities, (for details, see Section 3.15.2.).

B.	Tariff control

The interconnect fees (call and text message (SMS) completion fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations.

The other tariffs collected by Pelephone from its customers are not controlled, but the types of payments it can collect from its subscribers and the mechanisms for setting regulated tariffs, are regulated in the license (see Section 3.15.2).

C.	Royalties

In 2012 Pelephone was obliged to pay royalties to the state out of its revenues from the provision of telecommunications services, in accordance with its license and under the Royalties Regulations. Over the years the rate of royalties has decreased and as of 2013 Pelephone is no longer required to pay royalties from its revenues (see Sections 1.7.3B and 3.15.2B).

D.	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the permits from the Ministry for Protection of the Environment that are required by it, and to the provisions of planning and construction laws (see Section 3.14.1).

3.1.3	Changes in the volume of operation in the segment

For the financial data about the volume of operations of Pelephone, see Section 3.3.

Revenues from mobile radio telephony

In view of the more intense competition (see Section 3.1.1), during the course of 2012 the manner of costing services in the cellular market changed significantly. Instead of charging their customers according to actual use or selling communications packages which are limited to a certain use with an additional charge for extra use companies moved to offering unlimited packages. The increased competition and change in the format of the communication packages has led to a significant decline in average revenue per subscriber and higher churn rates. Average monthly income per subscriber during the reporting period dropped by 11.2%, and this alongside an increase in the use of services reflected in an increase in the average monthly usage of minutes per subscriber, an increase in the number of messages (SMS) sent and a significant increase in the use of data communications(DATA). The more intense competition also led to an increase in the movement of subscribers between the cellular operators.

Revenue from sale of terminal equipment

The new operators that own infrastructure, the reform in the import of handsets and regulatory changes have led to lower demand for handsets and the amount of cellular terminal equipment which is sold by the cellular operators. In 2012, Pelephone's revenues from terminal equipment amounted to NIS 1,207 million, accounting for 27% of total revenues, as against NIS 1,911 million, accounting for 34.4% of revenues in 2011. The decline in sales of terminal equipment led to a drop in the balance of customers, in parallel to a decline in the volume of payments to suppliers of terminal equipment.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.1.4	Market developments and changes in customer characteristics

The cellular market has been characterized by lower growth rates due to saturation of penetration rates.

Penetration rate as at December 31, 2012 is 126%

3.1.5	Technological changes than can affect the segment of operation

The cellular communications market is a dynamic area characterized by frequent technological changes in all its areas of operation (handsets, network technology and value added services). These changes impact the segment of operation ion a number of levels:

A.	Erection of cellular networks in advanced technologies

Technological developments in terminal equipment and the desire to widen the range and quality of the services offered to the customer oblige the cellular operator to periodically upgrade its network technologies, mostly on Generation 3.5 UMTS/HSPA technology. In addition to the UMTS/HSPA network, Pelephone continues to operate an old network on CDMA technology which supports limited activity by subscribers (see Section 3.7.1).

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competition situation and the economic viability of the investment.

LTE technology (Long Term Evolution) – Data transfer technology, based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology.  This technology is applied by tens of operators around the world. In 2012, smartphones which support this technology were launched on the market, including the iPhone 5. In March 2012, the Ministry of Communications published a work plan on this subject. As at reporting date there is no certainty as to the allocation of a frequency range for use of LTE technology.  Such a policy, as well as technological developments in this area, could have a significant effect on Pelephone.

This assessment is forward-looking information as defined in the Securities Law, and might not be realized or be realized differently than foreseen, inter alia in the event of formulation of a policy for designation and allocation of a suitable frequency range by the Ministry of Communications and depending on such policy and technological developments in cellular networks and their suitability to the frequency ranges in Israel.

B.	Smartphones

The penetration of Smartphones – cellular phones with integrated operating systems allowing the use of advanced applications – has led to a rise in the consumption of data transfer services while increasing the supply of alternative applications and services to the Pelephone products and services provided by other entities.

C.	Alternative technologies

Technologies that enable voice telephony and Internet (data) services in an IP over the cellular network (VoC) (see Section 3.1.8), could compete with Pelephone's services and materially affect its operations.

3.1.6	Critical success factors and the changes occurring in them

A.	Addressing the strong competition in this sector and streamlining its operations, to enable Pelephone to confront the more intense competition

B.
Nationwide deployment of an advanced and high-quality network, regular maintenance of the network to a high standard, and significant and regular investments in the cellular infrastructure, both for quality coverage of the whole country, which is a basic condition for providing Pelephone's services, and in order to provide customers with the most advanced services by means of the most advanced infrastructure and technology. See also Section 3.7.1.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

C.	The provision of high-quality communications.

D.	Nationwide deployment of sales and service centers that provide the best efficient customer support and service, for coping successfully in a competitive market.

3.1.7	Main entry and exit barriers

A.	Main entry barriers

1.	The high penetration rate (see Section 3.1.4).

2.
The need for a cellular license, the allocation of frequencies, which involves high costs and a resource in short supply (see Section 1.15.3B), and subjection of operations to the regulatory supervision that applies to the market (see Section 3.15.2).

3.	The need for significant financial resources for making heavy and ongoing investments in infrastructures, which are affected by frequent technological changes.

4.	The difficulty in erecting radio sites due to regulatory limitations and public opposition.

It is important to note that the main entry barriers do not apply to virtual operators and new cellular operators that own infrastructure which benefit from considerable easements enabling entry into the segment (see Section 3.6.2).

B.	Main exit barriers

1.	The large investments and the time required to recoup them.

2.	The commitment to provide services for customers stems from the terms of the cellular license and agreements made in accordance with those terms.

3.1.8	Alternatives to Pelephone products

The products and services that could become an alternative to some of those provided by Pelephone are these:

A.	Domestic fixed-line telephone and Internet services..

B.	Telephony services based on VoB/ViOP/VoC technologies.

C.	Wireless Internet in public places (hotspots) by means of wireless technologies (WiFi), which could be an alternative to cellular Internet.

3.1.9	The structure of competition in the field and changes occurring in it

A.	General

Until the end of 2011, four companies with a general license for providing cellular services operated in Israel's cellular communications market. During 2012, a number of other cellular operators began to operate. The entry of the new operators has led to fierce competition, resulting in higher churn rates among the existing operators, an extremely significant erosion of tariffs, and erosion of profits (for more information, see Section 3.6.2A

B.	Entry of additional operators that own infrastructure

In 2011, Hot-Mobile and and Golan Telecom Ltd. won the right to a frequency allocation and a license for cellular operators that own infrastructure. These operators began to operate during the course of 2012 (see Section 3.6.2A).

C.	Virtual operators

MVNO - following the government's decision to encourage competition in the cellular market, nine MVNO licenses have been granted to date to virtual operators (cellular operators that do not own their own infrastructure and provide their services using the networks of the existing operators). To the best of Pelephone's knowledge, only 3 of the MVNO license holders actually provide services: Rami Levy Cellular Communications Ltd. ("Rami Levy"), Hot Cellular Ltd., and Alon Cellular Ltd. On an agreement between Pelephone and Rami Levy, see Section 3.6.2C.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

D.	Marketing service bundles by the competing cellular companies

Pelephone's main competitors – Cellcom and Partner – also operate in Internet access (ISPs), international telephony services, and domestic communications, and they market diverse joint service bundles (see Section 1.7.1).

E.	Ministry of Communications policy concerning WiFi

In October 2012, a Ministry of Communications hearing was published on the exemption from a license to establish and operate access points which operate on WLAN (WiFi) technology frequencies. The hearing document includes, inter alia, an option to allow Domestic Carrier operators, but not cellular operators, to provide services on the aforementioned technology as part of existing licenses and on a best efforts basis.

Pelephone submitted its comments on the hearing in which it objected to the exclusion of the cellular operators from the arrangement, in part given that use of the WiFi technology is critical for cellular operators, as this technology is currently an important instrument in regulating loads on the mobile radio telephony (cellular) networks. Additionally, Cellcom and Partner have Domestic Carrier licenses, allowing them to use WiFi technology according to the proposed arrangement, and this created unreasonable discrimination for Pelephone against its competitors.

After submitting their comments on the hearing and at the date of the report, no decision or response has been received from the Ministry of Communications on this hearing.

F.	Changes in legislation for increasing competition

Under the Arrangements Law for 2011 and 2012, a number of legislative amendments were adopted, the purpose of which was to remove transition barriers among the cellular operators and to increase competition. Among these was reform in the exit penalties from commitment that the operators can collect from the subscriber (See Section 3.6.2D).

For additional information about the structure of competition, see Section 3.6.

3.2	Products and services

3.2.1	Services

Pelephone provides its subscribers with comprehensive services of voice transmission, transmission of text messages, data communications and advanced multimedia services. Pelephone also offers its customers, inter alia, various packages and tracks that combine various services.

The following describes the services that Pelephone provides for its customers:

Basic telephone services (voice) –basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. For details about changes in the number of customer usage minutes, see Section 1.5.4B.

Browsing and data communications services –Internet browsing using a mobile device with maximum download speeds of 42 mbps. Pelephone also offers its customers internet browsing by means of a cellular modem.

Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

Content services - Pelephone offers its customers content services such as information and entertainment services on Pelephone's internet portal, navigating services, Super TV and musix which makes it possible to listen to a variety of music via cellphone and PC.

Roaming services – Pelephone provides roaming services based on agreements it has with cellular operators abroad, enabling it to use their networks.

Pelephone is able to offer its customers with handsets in that technology, roaming services using their personal handsets to countries all over the world, and also provides these customers with roaming coverage in 212 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Servicing and repair services – Pelephone offers its customers a repair service for a monthly payment entitling the customer to a warranty for the cellular handset, or for a one-time payment at the time of repair.

Pelephone provides its customers with these services, and in addition, it provides, as part of hosting agreements , basic telephone (Voice) services, surfing and data communications services, sending and receiving text messages, and roaming services to other cellular operators (Hot Mobile and Rami Levy Cellular Communications Ltd.), see Sections 3.6.2B and 3.6.2C.

3.2.2	Products

Handsets – Pelephone offers its customers various types of cellular telephone, on-board telephones and hands-free devices, as well as support for its range of services.

Pelephone also supplies its customers with modems, laptop computers and tablets for surfing the Internet through the Pelephone network,

3.3	Segmentation of revenues from products and services

The table shows data on Pelephone's revenues from its products and services (in NIS millions):

Products and services	2012	2011	2010
Revenue from services45	3,261	3,637	4,550
Percentage of total revenue	73.0%	65.6%	79.4%
Revenue from terminal equipment	1,207	1,911	1,182
Percentage of total revenue	27.0%	34.4%	20.6%
Total revenue*	4,468	5,548	5,732

* For the impact of lower interconnect fees – see section 1.7.3C.

3.4	Customers

Segmentation of revenues from customers:

NIS millions	2012	2011	2010
Revenue from private customers	2,461	2,985	2,899
Revenue from business customers*	2,007	2,563	2,833
Total revenue**	4,468	5,548	5,732

*	Revenues from business customers include revenue from hosting agreements which amounted to NIS 129 million in 2012.

**	For the impact of lower interconnect fees – see section 1.7.3C.

At the end of 2012 the number of Pelephone subscribers totals 2.8 million. It is noted that some of Pelephone's customers are pre-paid customers (who pay for communications in advance). Revenues from these customers are not material to the Company's total revenue.

In addition to Pelephone's aforementioned subscribers, who are the end customers who actually use Pelephone's network, Pelephone provides services subject to hosting agreements to other cellular operators that use Pelephone's network to provide services to their customers (see Section 3.6.2B and3.6.2C.

3.5	Marketing, distribution and service

Pelephone’s distribution system includes 40 service and sales centers located around the country, which deal in service, customer sales, dealing with malfunctions or provision of a substitute handset while sending the malfunctioning handset for repair to a central laboratory owned by Pelephone, installation of handsets, and customer retention. The distribution system is reinforced with stores and stands at 90 points of sale (some of which are operated by Pelephone employees, and others by authorized dealers). In addition, Pelephone operates through dealers who run a door to door system, and service and sales representatives for the business sector. As a rule, payment to the dealers is in the form of a commission on sales.

45
Revenue from services includes revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services and others), and revenues from repair services and warranty.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Pelephone’s subscriber service system includes the company's website and 17 designated telephone call centers that provide information, service on various matters and in three languages, technical support, data on customer billing, value added services, sales and general information.

Pelephone's sales and service network is reviewed from time to time and changes are made therein where necessary.

3.6	Competition

3.6.1	General

Until the end of 2011, four companies with a general license for providing cellular services operated in Israel's cellular communications market ("the Existing Operators"). In recent years, the Ministry of Communications has introduced numerous regulatory measures in an effort to make the cellular telephony market more competitive by removing barriers to the movement of customers between cellular operators, by giving licenses to additional operators and creating conditions which encourage competition. During 2012, a number of cellular operators began to operate. The entry of the new operators has led to fierce competition, resulting in higher churn rates among the existing operators, to a price war which has greatly eroded prices and profits (for more information, see Section3.6.2A).

The table shows, to the best of Pelephone's knowledge, the numbers of subscribers of Pelephone and its competitors in 2011 and 2012 in millions of subscribers. The numbers are approximate.

		Pelephone	Partner	Cellcom	Mirs(1)	Hot Mobile	Total in market
At Dec. 31, 2011	No. of subscribers(2)	2,847	3,176	3,349	-	444	9,816
	Market share	29.0%	32.4%	34.1%	-	4.5%
At Sep. 30, 2012	No. of subscribers(2)	2,839	3,042	3,338	110	687	10,016
	Market share	28.3%	30.4%	33.3%	1.1%	6.9%

(1)	Since Golan Telecom is a private company, it does not publish data about numbers of subscribers. The numbers in the table are an assessment.

(2)
The numbers of subscribers (see section 1.5.4.B) are as at September 30, 2012 and December 31, 2011, based on the reports of Cellcom, Partner and Hot Mobile to the public. (As at December 31, 2012 Hot Mobile is a private company and therefore its figures are based on estimates).

(3)
The number of subscribers of the virtual operators (MVNO) is not presented in the table and is estimated to be approximately 100,000 subscribers as at December 31, 2012. These figures are based on estimates.

3.6.2	Regulatory moves and legislative amendments that increased competition in the segment

Over the past few years, the Ministry of Communications has promoted various regulatory measures for increasing competition in the cellular market, which have impacted strongly on the structure of the market and competition. Below is a description of the matters promoted by the Ministry in order to increase competition in the industry:

A.	Entry of other operators with infrastructure and sharing infrastructures

During 2011, a tender was issued for grant of frequencies and a license for cellular operators that own infrastructure. The tender was awarded to Mirs Communications Ltd. (part of the HOT-Mirs Group), and Golan Telecom Ltd. Under the tender conditions, the winners will be able to launch their activity after they have deployed a cellular network that initially covers 10% of the population of the State of Israel. Following this deployment, the new operators will be able to utilize the existing operator networks for a period of up to 7 years (with a possible extension based on approval for three more years), and based on the national roaming model.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

According to the tender, Mirs Communications Ltd. will pay NIS 710 million and Golan Telecom Ltd. will pay NIS 360 million in license fees ("the Maximum License Fees") at the end of 5 years. The maximum license fees will be reduced by one seventh (1/7) (about 14.3%) for every percent (1%) market share accumulated in the private sector over a five-year period from the date of granting the license, so that if a New Operator manages to gain 7% of the private market, it will not pay any license fees.

To guarantee payment of the license fee, the New Operators provided bank guarantees in favor of the Ministry of Communications for the amount of the maximum license fees.

In May 2012, Golan Telecom Ltd. and Hot Mobile (which was one of the four existing operators prior to the launch and operated a cellular network based on IDEN technology) launched their activity ("the New Operators"). The entry of the New Operators immediately caused much stronger competition in the cellular market between all the cellular operators. After launching their operations, the New Operators offered customers cellular communication packages which are significantly cheaper than the packages offered by the cellular operators who were in the market prior to the launch. Like the other cellular operators, Pelephone responded to this new competition by launching new packages which reflect a substantial decline in income per subscriber.

As part of the competitive measures, Partner launched a discount brand called 012mobile, and Cellcom launched a communications package offering a combination of cellular communications, fixed-line communications internet and international calls.

As part of the competition, during the second quarter of 2012 "unlimited" communication packages were offered for the first time. In these packages, the subscriber pays fixed usage fees and is entitled to make unlimited use of the services in accordance with the terms of the plan. These packages are  the principal packages currently being offered on the cellular market, alongside the basic packages which include low usage fees, if any, allowing customers to use the services up to a certain amount, and beyond this limit they are charged according to their excess consumption. The stronger competition, alongside the removal of regulatory barriers to the movement of customers (see Section D) led to a trend for communications packages without a device (SIM only).

This more intense competition has led to a higher churn rate, a price war, and significantly lower prices for communications packages for hundreds of thousands of subscribers.

Pelephone expects these trends to continue in 2013, leading to a significant erosion of revenues and profitability. Pelephone is introducing streamlining measures in an effort to reduce the impact on profit.

Pelephone's aforementioned estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or may materialize in a manner materially different from that forecast.

In July 2011, the Ministry of Communications issued a press release listing the main recommendations of the inter-ministerial committee on "the sharing of infrastructures in the cellular market". These are the key recommendations:

1.	A model of forced sharing of sites will be defined, giving preference to the possibility of involving the new operators.

2.	Obtaining a permit to set up a site will be conditional on a proposal for cooperation for all operators.

3.	The operators will be obligated to erect sites that facilitate sharing with up to four participants.

4.	All the components and infrastructures used for broadcasting from the facility will be shared, excluding active designated equipment (radio equipment).

5.
With respect to sharing on a new site, all the costs of the site (recurring and non-recurring) will be divided equally among all the participants, and regarding an existing site, the on-going costs will be divided equally among the participants, and in addition non-recurring costs in respect of adjustment only, arising from the new participants' involvement in the site, will be divided among them.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

6.	All license holders will be encouraged and obligated to reduce the number of unshared sites each year.

Implementation of the recommendations requires them to be legislated. Implementation of the recommendations imposes significant restrictions on Pelephone's ability to expand its network, but may lead to savings in expenses and investments.

Pelephone has written to the State Attorney, submitting its reservations to the aforesaid recommendations. These reservations focus on the requirement to reduce the number of existing sites that are not shared and the economic model for the sharing of costs, whereby new participants in existing sites will only be required to bear their share of the "adjustment costs" and not the full costs of erecting the site.

B.	Domestic roaming agreements

In November 2011, Pelephone signed an agreement with Hot Mobile in which Hot Mobile will acquire from Pelephone (exclusively), for its subscribers, domestic roaming services on Pelephone's UMTS/HSPA network and the parties will cooperate on the sites. The agreement is until December 31, 2014. Following a malfunction on Pelephone's network in February 2013, which lasted less than four hours, Hot Mobile sent a letter to Pelephone demanding compensation for the malfunction, and noting that it considers itself entitled to enter into national roaming agreements with other operators, despite the exclusivity agreement with Pelephone. Pelephone rejected this attempt by Hot Mobile outright in a detailed reply.

In October 2011, Cellcom announced that it had signed a domestic roaming services agreement and agreement to share infrastructures with Golan Telecom Ltd

C.	Mobile Virtual Network Operator – MVNO

The Ministry of Communications has currently completed its policy on MVNO and granted licenses to nine companies. Additional applications were for licenses submitted to the Ministry by various entities.

At the date of this report, there are three virtual operators including Rami Levy , utilizing Pelephone's network, based on the agreement between the companies.

D.	Increased competition and the removal of barriers to switching among operators

Reform of exit penalties – until 2011, the cellular operators marketed communications packages which included a commitment period for a time period defined in the agreement (between 18 and 36 months). The agreements included exit fees if the customer terminated the agreement before the end of the commitment period. In 2011, the amount which can be collected from a cellular subscriber for terminating an agreement before the end of the commitment period was severely restricted, and in March 2012, customer exit penalties were completely eliminated for customers that hold up to 100 phone lines.

Severing the connection between the sales of terminal equipment and the sale of cellular services – in March 2012, the Knesset approved an amendment to the Communications law so that: a license holder will not make a subscriber's commitment to receive cellular services dependent on that subscriber's agreement with it or with any other license holder to purchase, rent, borrow or lease terminal equipment, either in one agreement or in separate agreements, including by way of providing a discount or any other benefit in one agreement that is dependent on the other agreement. The amendment entered into force on January 1, 2013. In the past, the principal sales method was to offer discounts on the price of the services that are dependent on the terminal equipment in the customer's possession. From the entering into force of this amendment, it will no longer be possible to offer such benefits. The severing of this connection has a negative effect on the sale of terminal equipment.

Other legislative amendments – in September 2012, a reform of the importing of cellular handsets entered into force.  The reform includes two alleviations which are exemption from obtaining a trade license and exemption from the need to obtain type approval for the import of cellular devices that comply with accepted European and American standards. Pelephone believes that implementation of the reform may intensify competition in the terminal equipment market.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.6.3	Positive and negative factors that affect Pelephone's competitive status

A.	Positive factors

1.	A high quality cellular network with extensive deployment.

2.	A high-speed, advanced cellular network.

3.	A service array and diverse service interfaces for the customer, enabling a high grade of customer service.

4.	A wide distribution array that is skilled in providing appropriate solutions for every type of customer, with a skilled staff.

5.	Strong capital structure and positive cash flow.

6.	Pelephone has agreements with cellular operators which utilize Pelephone’s network.

B.	Negative factors

1.
As a subsidiary of Bezeq, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding its service bundle for customers – regulations that do not apply to its competitors.

2.	Limitations of joint activities with Bezeq, including in the marketing of joint service bundles – see Section 1.7.2.

3.
The frequencies available to Pelephone might not be suitable, in certain cases, to the application of technologies being developed in cellular technology. In view of these developments, this factor could impede Pelephone in applying new technologies, and could also impact adversely on its competitive status, taking into account other license-holders who might have different frequencies, some of which are likely to be suitable to those technologies, and difficulties involved in new frequency allocations (see Section 3.15.1.B).

4.
Inferiority to competing networks in the pre-paid market (use of terminal equipment at lower cost), stemming, inter alia, from the absence of a range of low-cost terminal equipment that operates in the UMTS/HSPA network.

3.7	Property, plant and equipment, and facilities

Pelephone's property, plant and equipment include infrastructure equipment of the core network, radio sites, electronic equipment, computers, vehicles, terminal equipment, office furniture and equipment, and improvements to leased premises.

3.7.1	Infrastructure

A.	Pelephone currently operates communications networks in two main technologies:

1.
UMTS/HSPA, a digital technology based on the GSM standard. This technology is globally widespread, and enables subscriber identification and the provision of service by means of a SIM card, which can be transferred from one handset to another. Among the advantages of this technology are its support for download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. This cellular communications network is Pelephone’s primary network..

CDMA digital technology, which is less widespread than UMTS/HSPA and in which subscriber identification is by the identification of details burned onto his terminal equipment rather than by means of a SIM card. Until 2009 the CDMA network was the Pelephone's only network and it operates nationwide. This network serves a limited number of subscribers who seldom use the network.

2.
Since the UMTS/HSAP network was launched, Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, and offers them an upgrade of their handsets to the new network. It is not increasing its investments in the CDMA network beyond the needs of current maintenance.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

B.	At the date of publication of this report, Pelephone's UMTS/HSPA infrastructure is based mainly on two switch farms, connected to more than 2,100 sites.

C.
In the years after the launch of the UMTS/HSPA network, Pelephone also expanded the network, gradually upgrading it to support a higher data communication capacity on HSPA+ technology and significantly expanded the capacity of the network center for voice and data traffic and the capacity of the network’s sites in areas of heavy use. Investments in 2013 are projected to be current, including further significant enlargement of network capacity, in an amount not materially different from 2012.

Pelephone's assessment of investments in the network are forward-looking information as defined in the Securities Law, based on the company's work plans and its assessments of network investment needs. This forecast might not be realized, inter alia in circumstances of changes in the market situation in Israel and in demand for Pelephone's services, material changes in the costs of investing in the network.

3.7.2	Space used by Pelephone

Pelephone does not own spaces, and leases from others, including the Company, the areas it uses for its operations. Below is a description of the main areas used by Pelephone.

A.
The areas referred to in Section 3.7.1 and used by Pelephone for setting up communications sites and network centers, are located all over the country and are leased for various periods (in many cases, for 5 years with an option to extend for another 5 years). Concerning the licensing of the sites, see Section 3.15.4

B.
Some of the leased communications sites (see Section 3.15.4) are in Israel Lands Administration ("the Administration") areas. Pelephone entered into an agreement with the Administration to use land in those areas for the erection and operation of communications sites. Among other things, the agreement regulates payments to which the Administration is entitled for the period to December 31, 2008. At the end of the term of the agreement and in the event of its cancellation for causes listed in it, Pelephone must vacate the site. To the best of Pelephone's knowledge, the other cellular operators have a similar agreement with the Administration. The agreement was extended to December 31, 2010. Since 2010 negotiations have been held with the Administration to conclude the terms for further use of the sites in the Administration areas.

In October 2012, the Council of the Lands Administration passed a resolution concerning the conditions of umbrella agreements with the cellular operators for the purpose of erecting small broadcasting sites. The decision stipulated, inter alia, that the umbrella agreement will be signed for the period from January 1, 2011 (termination of the previous agreement) until December 31, 2019, and that the Council empowers the ILA administration to define rules in the umbrella agreement concerning the settlement of debts and absence of claims.

C.
Pelephone's head office, which has been in Givatayim since 1997, covers an area of 17,800 sq.m. In January 2010, Pelephone signed an agreement for the extension of the term of the lease to December 31, 2015, which includes an option for a further extension to November 2020.

D.	For sales and services, Pelephone leases 58 service centers and points of sale all over the country.

E.
Pelephone has other lease agreements for its warehouses (including a main logistics center where the central laboratory for repairing customer devices is located), offices, call centers, and two switch farms that it uses for its activity.

3.8	Intangible assets

3.8.1	Licenses

For details about Pelephone's cellular license and its license to operate in the Administered Territories, see Section 3.15.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.8.2	Right to use frequencies

Pelephone is entitled to use frequencies by power of the cellular license and the Telegraph Ordinance, in the 850 MHz range for the CDMA network, and in the 850 MHz and 2100 MHz ranges for the UMTS/HSPA network. For details about the scarcity of frequencies in Israel, see Section 3.15.1B. For details about exposure to disturbances in the frequency ranges used by Pelephone, see Section 3.20.3.

3.8.3	Trademarks

Pelephone has a number of registered trademarks, the main one being "Pelephone".

3.8.4	Software, computerized systems and data banks

Pelephone uses software and computerized systems, some of which are under purchased licenses and of which were developed by Pelephone's information systems department.  Many of these licenses are limited in time, and are periodically renewed. The main systems used by Pelephone are an Oracle Application ERP system and an Amdocs billing system.

3.9	Human resources

3.9.1	Organizational structure

The organizations structure of Pelephone is shown in the diagram below:

3.9.2	Negotiating a collective labor agreement

After Pelephone received notice from the New Labor Federation (Histadrut) in September 2012, that it constitutes a representative workers union of Pelephone employees, Pelephone informed the Histadrut that rejected the notice of representation. In January 2013, Pelephone withdrew this notice, and the parties therefore began to negotiate a collective labor agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.9.3	Inventory of positions

The table shows the number of positions46 at Pelephone, by organizational structure.

	Number of positions
Department	December 31, 2012	December 31, 2011
Management and HQ	223	279
Content and product marketing	57	96
Service – Private customers	1,592	2,206
Business customers	463	533
Operation and logistics	347	344
Engineering and information systems	505	583
Total	3,187	4,041

3.9.4	Training

Pelephone invests resources in professional training for the various types of employees and the areas in which they work. Training is mainly in sales and service, especially for the Service Department and private customers.. The employee population serving as sales and service representatives and as telephone service attendants has a high turnover that necessitates constant investment in training new workers.

3.9.5	Reward plans for employees and managers

Pelephone customarily gives its employees and managers bonuses and incentive pay on a monthly, quarterly or annual basis, depending on the attainment of defined targets and on the type of work done by the employee. On the officers’ remuneration plans in the Group see section 2.9.6.

3.9.6	Employment contracts

All Pelephone employees are employed under standard personal agreements according to the professions and roles in which they are employed (regarding negotiations for a collective agreement see section 3.9.2).

Most of Pelephone's employees are employed under monthly or hourly wage agreements. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone's other employees are employed under monthly agreements, and some of them are employed under global agreements. The advance notice period applicable to Pelephone employees is generally overlaps the period defined by law. A longer advance notice period applies to employees in management positions and positions of trust. The employment agreements include restrictions concerning confidentiality, non-competition, and intellectual property.

3.10	Suppliers

3.10.1	Suppliers of terminal equipment

Pelephone purchases some of the terminal equipment and accessories from importers in Israel, and some it imports independently. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier's technical support for the terminal equipment it supplies, the availability of spare parts and the repair cycle time, and the supplier's liability for the products as required by law. Most of these agreements do not include an undertaking to purchase, which is made on a regular basis by means of purchase orders according to Pelephone's needs.

If an agreement with a particular supplier of terminal equipment is cancelled, Pelephone can increase the quantity purchased from other suppliers or purchase from a new supplier.Pelephone has an agreement with Apple Distribution International for the purchase and distribution of iPhone handsets in Israel, which is in force until March 2013. Pelephone is negotiating to extend the agreement, which will probably include an undertaking to purchase a minimum quantity of handsets. These handsets account for a substantial share of the handsets which are sold by Pelephone. In 2012, Pelephone's purchases from Apple accounted for less than 10% of its purchases from all its suppliers. Other than Apple, the distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular equipment supplier or model.

46	The number of positions at Pelephone is the total work hours divided by the standard monthly work hours.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

An agreement between Pelephone and Eurocom Cellular Communications Ltd, the Israeli distributor of Nokia and ZTE terminal equipment,47 regulates the purchasing and supply relations of Nokia and ZTE products to Pelephone and the maintenance service for those products, through December 31, 2015. The agreement was approved by the general meetings of Pelephone and of the Company, as a transaction in which the controlling shareholder in the Company has a personal interest. For details, see the transaction report and notice of convening a special general meeting, dated October 11, 2012, which is cited here by way of reference,

3.10.2	Infrastructure suppliers

The infrastructure equipment needed for the UMTS/HSPA network is made by Ericsson, and for the CDMA network by Nortel and Motorola. Pelephone has long-term agreements for the maintenance, support and upgrading of software for the UMTS/HSPA network with Ericsson. In the opinion of Pelephone, it could become dependent on Ericsson in connection with support for this network. Pelephone maintains the Motorola and Nortel equipment independently, In addition, the cellular network uses transmission, for which the Company is Pelephone's main supplier.

3.11	Working capital

3.11.1	Working capital according to GAAP

Pelephone's working capital for 2012 includes current assets such as: cash and cash equivalents, trade payables, accounts receivable and inventory totaling NIS 2,169 million less current liabilities such as: current maturities of loans from banks and debentures, loans from a principal shareholder, suppliers and service providers, creditors and accounts payable, current tax liabilities, totaling approximately NIS 1,054 million.

3.11.2	Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets an option to divide the payments of up to 36 equal installments.

To reduce exposure that may result from extending credit to its customers, Pelephone examines the financial reliability of customers (based on parameters defined by Pelephone) and determines limits to the level of credit given to customers.

During 2012, Pelephone began to discount customers' debts arising from the sale of terminal equipment in transactions paid in installments by credit card. The discounting transactions are carried out on a no-recourse basis. During the period ended December 31, 2012, Pelephone discounted a total of NIS 165 million (the gross amount is not capitalized).

Credit by monthly debit for cellular services – Pelephone customers are debited once a month in debit cycles made on various days in the month, for use of the services provided in the previous month.

From most of its suppliers, Pelephone receives credit for a period ranging from 30 days to ECM + 92 days.

47	Eurocom Cellular Communications is a company indirectly controlled by Mr. Shaul Elovitch, the controlling shareholder (indirectly) in the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Average customer and supplier credit in 2012:

	Credit in NIS millions	Average credit days
Customers – sales of terminal equipment*	2,316	599
Customers – services*	678	65
Suppliers	520	46

* Net of doubtful debts.

3.12	Financing

3.12.1	General

Pelephone's operations are financed out of cash flow from operating activities. It has long-term loans from banks, private (non-tradable) debentures, and loans received from the Company.

The average effective interest rate in 2012 for Pelephone's loans:

Source of finance	Amount at Dec. 31, 2012 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banks	97	CPI-linked NIS	4.50%	4.55%
Non-bank	353	CPI-linked NIS	4.62%	4.67%
Loan from parent company	549	Fixed interest NIS	5.75%	5.75%

In 2012, a new long-term loan of NIS 440 million was received from the Company, and loans from the Company in the total amount of NIS 646 million were repaid. Likewise, repayment of loans and debentures amounted to NIS 177 million.

3.12.2	Restrictions

A.	Undertakings towards banks

As part of the arrangements in connection with banks in Israel providing it with credit, Pelephone made an irrevocable undertaking to those banks to comply with financial covenants, mainly these:

1.	Pelephone's total debt will not exceed three times its equity.

2.
If its debt exceeds 2.5 times its equity and for as long as they do so, Pelephone will not distribute dividends and will not pay management fees to the shareholders. If Pelephone violates this undertaking, it must pay the bank, within 120 days from the demand, the entire credit facility provided at that date by the bank, or alternatively, it must remedy the violation by increasing its equity or repaying its debt so that the ratio is maintained.

3.
Total debt (including guarantees and less cash and cash equivalents) should not exceed NIS 3.8 billion (linked to the known CPI in January 2002). The amount of the debt will be reviewed once every quarter as appears in the reviewed financial statements.

4.	No fixed or floating charge can be imposed in any shape or form and of any type or rank, on Pelephone's assets unless it obtains the banks' prior written consent.

5.
No security or charge on Pelephone's assets or guarantee to secure credit for the shareholders, can be provided for Pelephone's shareholders or any third party, without the prior written consent of the banks.

6.
No loans or credit can be provided for Pelephone's shareholders, except for the parent – Bezeq, without the prior written consent of the bank, and provided that the ratio of its debts does not exceed 2.5 times its equity.

7.
Undertaking to a particular bank – In addition to these covenants, Pelephone undertook to ensure that the cumulative amount of all its debts and liabilities towards a particular bank does not exceed at any time a sum equal to 40% of all its debts to financial entities, including debenture-holders.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Pursuant to legal position 104-15 of the Securities Authority from October 30, 2011, hereunder are further disclosures concerning compliance with financial covenants of reportable credit:

Binding financial covenants	At December 31, 2011	At December 31, 2010	Maximum ratio required
Total debts not to exceed equity x 3	0.56	0.70	3.00
Total debts not to exceed NIS 3.8 billion (linked to CPI known in January 2002. On Dec. 31, 2012, debt is NIS 4.88 billion.	1.66	2.22	4.88
Undertaking to a certain bank that debts to it will not exceed 40% of Pelephone's total cumulative debts to financial entities, including debenture holders	13.6%	13.6%	40%

B.	Immediate repayment of a loan

The bank financing agreements include standard causes for immediate repayment of the loan, among them cases of insolvency proceedings, merger or change of control without the lender's approval, or a cross-default event.

C.	Issuance of debentures

In 2004-2005, Pelephone issued three series of CPI-linked debentures by way of a private placement to institutional investors, in a total amount of NIS 1,133 million par value, in consideration of their par value.

Clal Finance Trusts 2007 Ltd. currently serves as the trustee. The debentures are not secured by a charge, and the terms of the negative pledge and Pelephone's financial covenants towards the banking system in Israel apply also to the debenture-holders (see sub-section A above). The deed of trust includes standard causes for immediate repayment of the debentures, including insolvency proceedings or violation.

D.	At December 31, 2012, Pelephone is in compliance with its undertakings towards the banks and the debenture-holders.

For additional information about the composition of the loans and debentures, their terms and maturity dates, in the reporting period, see Note 13 to the 2012 Financials.

3.12.3	Credit facilities

As at December 31, 2012, Pelephone has no approved credit facilities at banks.

3.12.4	Guarantees and charges

See Note 19 to the 2012 Financials.

3.12.5	Credit rating

For issuances of debentures (see Section 3.12.2C), Pelephone was rated AA- by Midroog.

In February 2013, Standard & Poor’s Maalot, which rates Pelephone's debentures, announced that it was lowering the rating for Pelephone’s local debentures to AA with a stable outlook, from AA+/negative outlook.

3.12.6	Pelephone' assessment for raising capital and its sources

Pelephone expects to repay approximately NIS 400 million of its loans during 2013, of which NIS 222 million was received from the Company, and plans further (current) investments in property, plant and equipment (see Section 3.7.1 Pelephone expects that it will not need to raise capital in 2013 for its current operations.

3.13	Taxation

See Note 8 to the 2012 Financials.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.14	Environmental risks and their management

3.14.1	Statutory provisions relating to the environment and applicable to Pelephone's operations

The broadcasting sites used by Pelephone are "sources of radiation" as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the Schedule to the law, requires a radiation permit.

The law lays down a two-step licensing mechanism: the applicant first requests a permit to construct a radiation source ("the Erection Permit”), which will be in effect for no more than three months and can be extended by the commissioner for up to nine months; and then a permit to operate the radiation source ("the Operation Permit”), which will be in effect for five years or as otherwise determined by the Minister for Protection of the Environment in cases or under circumstances determined by him, taking into consideration the type of radiation source or its location.

For the Erection Permit, by law, provision of the permit is contingent on an assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source, once it is operated, including in the event of a malfunction, and on implementation of the measures needed to limit the exposure levels of human beings and the environment to the radiation expected from the radiation source once it is operated, including implementation of technological means that are in use ("the Limiting Measures”).

With regard to the Operation Permit, by law, grant of the permit is contingent on implementation of the Limiting Measures and to measuring the exposure levels of human beings and the environment to the radiation generated when operating the source of radiation, and the levels not exceeding the maximum exposure levels set by the Commissioner in the law. Furthermore, by law, grant of the Operation Permit is contingent on presentation of a license under the Communications Law and presentation of a permit pursuant to the Planning and Construction Law except when a building permit is not required, in which case the law directs that the applicant submit a statement to the local committee specifying the reasons that a building permit is not required for the source of radiation. If the local council engineer or district planner does not object to granting the Operation Permit within 21 days from the day the statement is submitted, the applicant must submit an additional statement stating that the aforementioned period has passed and no such objection has been made.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

A small number of city engineers have acted according to the mechanism provided in the law and have announced that in their option, a particular access facility requires a building permit, and have objected to the grant of an Operation Permit for that facility.

The Minister for Protection of the Environment also promulgated regulations pursuant to the Non-Ionizing Radiation Law ("the Regulations”) that address issues such as fees for permits, the method of measuring radiation, etc.

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations which was accompanied by disagreements between the government ministries.

In January 2009, the Radiation Supervisor at the Ministry for Protection of the Environment published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular aerials.

A discussion by the Interior Committee for Environmental Quality on May 4, 2011 resolved to ask the Minister for Protection of the Environment to delete from the wording of the proposed amendment to the regulations, the instruction that makes a distinction between a balcony and a roof terrace regarding the prohibition on erecting and operating a source of radiation. The Minister for Protection of the Environment replied to the committee chair that his ministry cannot agree to the request. In view of the above, promulgation of the amendment has been delayed.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

On May 31, 2011, the World Health Organization's International Agency for Research on Cancer (IARC) published an announcement to the effect that radiofrequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B).

In this instance, it should be noted that from time to time, various documents are published on the website of the Ministry for Protection of the Environment at www.sviva.gov.il, and on the website of the World Health Organization www.who.int.

It is further noted that the Ministry of the Environment continuously monitors and supervises the broadcasting sites, operating a system which allows the use of computerized recordings from the control system in the broadcasting sites, to check and verify that the broadcasting sites are in compliance with the Ministry's requirements.

Cellular services are provided by means of a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 5762-2002, specify the maximum permitted radiation level for a cellular phone measured in units of Specific Absorption Rate (SAR) and informing Pelephone's customers accordingly. As far as Pelephone is aware, all the cellular phones that it markets comply with the relevant SAR standards. See also Section 3.20.2.E.

3.14.2	Legal proceedings

For details of material legal proceedings allegedly relating, according to a claim made by the plaintiffs, to topics linked with electromagnetic radiation, see Section 3.17.1.B. It should be noted that Pelephone’s existing insurance policies do not cover electromagnetic radiation damage. In view of an explicit exclusion in the terms of the policy resulting from a global trend, it is difficult to buy significant insurance cover at a reasonable cost for this matter.

3.14.3	Pelephone's policy for environmental risk management

Pelephone conducts periodic radiation tests in order to ascertain its compliance with permitted operation standards and the standards of the International Radiation Protection Agency. These tests are outsourced and performed by companies authorized by the Ministry for Protection of the Environment.

Pelephone has an internal enforcement procedure for supervision of implementation of the provisions of the Non-Ionizing Radiation Law whereby a senior manager is responsible for this implementation. The purpose of the procedure is to assimilate the provisions of the law and limit the possibility of violation thereof.

Transparency for consumers

Pelephone is subject to relevant laws that define obligations to publicize and inform customers about the sources of the radiation that it operates and the mobile handsets that it supplies.

The Radiation Supervisor at the Ministry for Protection of the Environment publishes information on the ministry's website about active cellular broadcasting facilities and those that are under construction. The Ministry for Protection of the Environment continuously monitors the cellular broadcasting facilities that Pelephone erects and operates, as it does to the other operators.

On its website, Pelephone publishes information about radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution when using cellular phones.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.15	Restrictions on and control of Pelephone's operations

3.15.1	Statutory limitations

A.	Communications Law and the cellular license

Pelephone’s provision of cellular services is subject to the provisions of the Communications Law and its regulations. For details of the cellular permit granted to Pelephone by power of the Communications Law, see Section 3.15.2.

The law qualifies the Director-General of the Ministry of Communications to impose financial sanctions for various breaches of the provisions of the law and ordinances and provisions by virtue thereof, and for breaches of the terms of the permit. On the government law memorandum from 2011 – amendment to the Communications Law on the subject of financial sanctions, see Section 1.7.3F.

B.	Wireless Telegraph Ordinance

The Wireless Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies, as part of its infrastructure. Under the Telegraph Ordinance, the establishment and operation of a system using radio frequencies requires a license, and the use of radio frequencies requires designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

For several years, the Government has been coping with the existing shortage of radio frequencies for public use in Israel (inter alia, due to the allocation of a great many frequencies for security uses), by limiting the number of licenses issued for the use of frequencies, on the one hand, while increasing fees payable in respect of the allocation of frequencies on the other. The shortage of frequencies is also liable to cause difficulties in implementing certain technologies (e.g. advanced technological infrastructures such as LTE – see Section 3.1.5A).

For the allocation of radio frequencies to Pelephone, see Section 3.8.2.

C.	Installations emitting electromagnetic radiation – See Section 3.14.

D.	Consumer Protection Law

During the course of its operations, Pelephone is subject to the Consumer Protection Law which regulates the obligations of an operator vis-à-vis consumers.

E.	Change in interconnect fees (call completion fees)

For details of a significant reduction in the interconnect fees paid to the cellular operator, see Section 1.7.3C.

3.15.2	Pelephone's cellular licenses

A.	General

Pelephone’s general license is valid until September 8, 2022.48

Likewise, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for the provision of cellular services in the Administered Territories. The license is valid until September 2022 and the provisions of the general license granted to Pelephone by the Ministry of Communications are applicable to it.

The following are the main provisions of Pelephone's cellular license:

1.	Under certain circumstances, the Minister is entitled to modify, restrict or suspend the terms of the license, and in certain instances to even revoke it.

2.
The license is non-transferable, and it contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including an encumbrance on said means of control, unless the Minister has given his consent beforehand.

48	The text of Pelephone's cellular license is published on the website of the Ministry of Communications www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.	Pelephone is obliged to provide an interconnect service under equal terms to all other operators and it shall refrain from any discrimination in the implementation thereof.

4.	Pelephone must refrain from preference in the provision of infrastructure services to a licensee a company with an interest (as defined in the license) over another licensee.

5.
Pelephone is not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except for certain deviations stipulated in the license (see also Note 19.7 to the 2012 Financials):

6.
In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services (see section 3.20.2.H).

7.
The license sets forth the types of payments that Pelephone can collect from its subscribers for cellular services, mechanisms for setting tariffs, reports that Pelephone must submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying tariffs. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

8.
The license commits Pelephone to a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

9.
To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage caused by acts committed by Pelephone, Pelephone is required to furnish a bank guarantee for USD 10 million. The license determines the instances in which such guarantee may be forfeited.

B.	Changes in Pelephone’s license

As mentioned, the Minister is empowered to change the terms of the license, add to or subtract from them. In January 2013, the Ministry of Communications published a hearing on “Charges for roaming services abroad,” of which the principal points are:

1.	Blocking of new and existing subscribers browsing services abroad by default.

2.	Sending an alert via text message (SMS) to subscribers who have purchased an overseas roaming package and reached a utilization rate for each component of the package purchased.

3.	Blocking subscribers from using roaming services abroad after they have fully utilized the package they purchased.

4.	Blocking subscribers who use overseas roaming services only occasionally when their bill reaches approximately NIS 100.

Pelephone's revenues from roaming services could be adversely affected depending on the results of this hearing. Pelephone submitted a detailed response to  Communications Ministry hearing and asked that a frontal hearing be held before making a decision.

3.15.3	Royalties

For information about the royalties and their elimination commencing in 2013, see Section 1.7.3.B.

Pelephone paid about NIS 32 million in royalties for 2012 for its current operations this year, the rate of the royalties for 2012 was 1.3% of revenues liable for royalties. For 2011, Pelephone paid approximately NIS 48 million as royalties on its current operations in that year.  That same year it paid 1.75% of its liable revenues as royalties.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.15.4	Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites spread over Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of the cellular services necessitates setting up cellular sites, configuration changes and changes in existing antenna systems.

Pelephone uses two main types of broadcasting sites and in two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36) and wireless access devices (“access devices”), which are exempt from a building permit in accordance with Section 27 of the Communications Law and Section 266(C) of the Planning and Construction Law ("the Exemption Provision”).

Building permits by power of NOP 36

Licensing the construction of cellular broadcasting sites that require building permits is governed by NOP 36, which came into force in 2002.

The NOP 36 licensing process requires, inter alia, obtaining a number of approvals from government authorities and regulators, including: (a) approval for construction and operation from the Ministry for Protection of the Environment (see Section 3.17.1); (b) approval of the Civil Aviation Administration in some cases; and (c) approval of the Israel Defense Forces.

In addition, under the law, a condition for licensing the construction of a cellular broadcasting facility is that entities requesting permits submit an indemnity note to the local council relating to claims for compensation in respect of impairment of value pursuant to Section 197 of the Planning and Construction Law, and the indemnity will be a full indemnity (100%). At the date of this update, Pelephone has deposited 234 indemnity notes with various local councils in accordance with the law.

Despite NOP 36 in its existing format, Pelephone (and its competitors) encounter difficulties in obtaining some of the required approvals, and in particular approvals from planning and construction authorities.

At the same time, criticism has been leveled at NOP 36 by various entities (including the argument that it is not applicable to 3G frequencies), which has led to a proposal to amend NOP 36 in a number of rounds ("the Proposed New NOP 36A”).

If it takes effect, the wording of the Proposed New NOP 36A/1 will replace the current NOP 36. The new version is stringent and burdensome compared to the current version, and will complicate and impede the process of obtaining building permits for cellular sites. The amended NOP 36 is currently pending government approval.

At the date of preparing the report, Pelephone is aware of an initiative to appoint a joint technical consultant to the Ministry of the Interior and the Ministry of Communications to help review the issue of the new NOP 36/A proposal and the possible deployment of broadcasting facilities.

Access devices exempt from building permits

The second track under which Pelephone sets up broadcasting sites is the access device track. Access devices require specific radiation permits according to the Radiation Law but are exempt from a building permit if they are constructed pursuant to the conditions provided in the Exemption Provision.

Some local authorities have disputed the applicability of the Exemption Order to access devices of a cellular network and its use. Pelephone's position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. One decision in the same instance gave an opposite ruling. Appeals have been filed for some of these rulings and decisions, some of which are still pending before the Supreme Court.

On September 9, 2009, the Attorney General summarized his position on the legal issue of access devices whereby the frequencies regulations for access devices which contain the exemption from a building permit for wireless access devices as prescribed in Section 266C of the Building and Planning Law, were duly promulgated by authority and by law. Nevertheless, the Attorney General determined that in view of the legal and factual changes which have taken place over the years since the regulations were promulgated, and in view of their importance, which were discussed and clarified during the team's deliberations and in its report, the arrangement in its present format does not properly balance the interest of efficiency and competition with the interests embodied in the Building and Planning Law. The Attorney General further stipulated that the Ministries of the Interior and Communications shall, by the end of October 2009, file amendments which will prescribe conditions limiting and restricting the applicability of the exemption from a building permit and use of that facility.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

On June 16, 2009, the Forum for Cellular Sanity and others filed a petition (this petition was preceded by another petition to local government from July 2008 which centered on the issue of access devices) to the High Court of Justice (“HCJ”) for an order nisito instructing the Attorney General to explain, inter alia, why the State Prosecutor's response regarding Pelephone's application for permission to appeal must not be withdrawn, and to explain why the enforcement instructions issued to the urban claimants by the Attorney General should not be cancelled, whereby indictments are not to be filed or administrative demolition orders to be issued in respect of the erection and operation of cellular access devices without building permits.

On September 9, 2010, an update notice was sent by the State to the HCJ whereby on September 7, 2010 the Minister of the Interior sent a draft of the Planning and Construction (Installation of a Cellular Wireless Communication Access Device) Regulations, 2010 ("the Access Device Regulations”) for approval to the Knesset Economics Committee. The proposed Access Device Regulations determine highly restrictive conditions for application of the exemption from a building permit for a wireless access device.

In a later update notice sent by the State to the HCJ on September 15, 2010, the State announced that the Attorney General believes, inter alia, that due to the delay in presenting the Access Device Regulations for additional discussion and approval by the Economics Committee, instead of an interim order, a temporary order should be granted for the petitions which will ban the construction, with an exemption from a building permit, of additional wireless access devices used by the cellular licensees to provide cellular services, until the promulgation of access device regulations and until the validation of the basic arrangement stipulated therein. The Attorney General also clarified that the basic arrangement in the access device regulations reflects the desired balance between all the various considerations relevant to the matter and in light of this, if the access device regulations are approved and promulgated and the basic arrangement determined therein takes effect, he believes the HCJ will have no grounds for intervention to include the cellular frequency sector in the access device frequency regulations.

In view of the aforesaid, on September 16, 2010 the HCJ handed down a temporary injunction as requested in the notice of the Attorney General to the government dated September 15, 2010, and it was stipulated that the injunction would be valid until validation of the arrangement determined in the draft access device regulations or until otherwise decided. On February 16, 2011 the HCJ qualified the temporary injunction so as to permit the cellular companies to exchange access devices which were no longer used or which were not in working order, subject to the terms laid down in the HCJ ruling. The temporary order remains in place.

On April 13, 2011, the State submitted a further announcement to HCJ whereby on April 11, 2011, the Tendering Committee announced the two winners of the tender for new cellular operators in Israel. On August 30, 2011, the State submitted a further revised announcement to HCJ, according to which, inter alia, the Attorney General is of the opinion that a decision should be made that the temporary injunction should be restricted under certain conditions to a pre-defined period, until July 31, 2012, with respect to the new operators only. In view of the foregoing, on September 6, 2011, HCJ qualified the temporary injunction it had issued consistent with the conditions put forward by the Attorney General in his response from August 30, 2011.Other HCJ rulings determined that the temporary injunctions will remain in effect until September 30, 2013.

Pelephone believes that if the access device regulations are approved as proposed, the option of using the exemption from the building permit track in order to erect cellular access devices will be restricted to a very significant degree. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track is likely to lead to noticeable tightening at the level of the obstacles restricting the construction of new broadcasting sites and access devices and even to have an adverse effect on the quality of the cellular network.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Pelephone uses access devices to provide coverage and capacity to highly populated areas. Reducing or preventing use of the access devices track in a given geographical area may have an adverse effect on service in those areas. If it is legally required that sites in a given geographic area be simultaneously demolished, service in that area is liable to deteriorate until substitute broadcasting sites can be built. As at the date of this report, Pelephone operates 499 wireless access devices.

Summary: Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the licenses and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network.

Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the cellular license.

A few sites constructed years ago still lack approvals from the Civil Airport Administration and the IDF, even though applications for the approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees in issuing building permits to sites. Pelephone is consequently operating a number of broadcasting sites before obtaining the requisite building permits. Applications for the building permits were submitted by Pelephone to the building and planning authorities and are at various stages of discussion or approval.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At the reporting date Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These arrangements did not require an admission of guilt and/or conviction of Pelephone's officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law.  If it is legally required that sites in a given geographic area be simultaneously demolished, service in that area is liable to deteriorate until substitute broadcasting sites can be built

3.15.5	Antitrust

The document setting out the terms of the merger between Pelephone and the Company includes various restrictions as to cooperation between the companies which were updated in 2010 (see Section 2.16.8E).

3.15.6	Standards

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

Pelephone complies with the requirements of Israeli Standard ISO 9001, 2008 version for mobile radio telephone (cellular) services and it undergoes periodic inspections by the Standards Institute of Israel to confirm compliance with the standard. The IQC, control and quality certifications are valid until December 2013.

Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was carried out in December 2012, and was successful.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.16	Substantial agreements

The Company has an agreement with the Accountant General in the Ministry of Finance to supply mobile telephone services to government ministries through February 2014 with an option for two additional years. As of December 31, 2012 the Company is supplying end equipment and mobile telephone service to 106,000 subscribers in the framework of this agreement.

For undertakings to banks, see Section 3.12.2.A.

For trust deeds signed with Union Bank Trust Co. Ltd. at the time of issue of debentures, see Section 3.12.2.C.

For an agreement with Israel Lands Administration, which expired in December 2010, and Pelephone is negotiating its renewal, see Section 3.7.2.B.

For agreements with Apple and with Eurocom Cellular Communications, see Section 3.10.1.

For agreements with Ericsson, see section 3.10.2

For agreements with cellular operators (Hot Mobile and Rami Levi Cellular Communications), see Section 3.6.2.

3.17	Legal proceedings49

As part of its normal course of business legal claims have been filed against Pelephone, including applications for certification as a class action.

3.17.1	Pending legal proceedings

Following are details of the claims whose claimed amounts are material and claims which could have material implications for Pelephone's operations:

A.
In July 2008, a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action.The total amount of the claim is NIS 240 million. The claim is for the refund of amounts which the plaintiffs allege was over-collected from Pelephone's subscribers, as follows:

The defendant (Pelephone) collects interest in arrears from a subscriber who is late in paying Pelephone, as well as "rescheduling" interest where payments are rescheduled, in ostensible violation of Pelephone's license. Also, Pelephone collects payment in respect of a standing order, handling fees for the voucher and commission for payment of a voucher at a service center, ostensibly in contravention of its license.

B.
In May 2010 a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action. The claim was filed against the four cellular companies (Pelephone, Partner, Cellcom and Mirs) where the amount of the claim against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the claim (against the four companies) is more than NIS 12 billion. The applicants argue that the cellular companies are in breach of the following duties: (1) to erect cellular antenna sites of the required scope, proportion and deployment; (2) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair, etc.; (3) to warn against the risks involved in how the cellular handset is held. The application includes numerous other declaratory reliefs and applications for writs of mandamus relating to the above matter. In January 2013, Pelephone signed a compromise settlement with the plaintiffs to settle the claim in return for Pelephone verifying and ascertaining certain matters relating to the claim and in return for the sale of earphones to customers at a reduced price for a period. This arrangement has been submitted to the court and is awaiting approval.

C.
In August 2010, a claim and a motion to certify it as a class action were filed in the Central District Court against Pelephone. The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels. According to the applicant, Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The application also includes the relief of an order instructing Pelephone to cease charging its customers for the services they use outside Israel, and an order instructing that the moneys collected to date be restituted.

49	With regard to reporting policies and materiality see section 2.18.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

D.
In December 2010, a claim was filed in the Central District Court together with an application for its certification as a class action. The amount of the claim is not specified. The applicant alleges that Pelephone withholds from its subscribers one or more monthly benefits due to the fact that the date of the first invoice is not necessarily the same as the actual date of joining the plan. In May 2012, the court dismissed the application for certification, and in June 2012 the decision was appealed in the Supreme Court.

E.
In March 2011, a claim was filed in the Petach Tikva District Court (Central Region) together with an application for its certification as a class action. The amount of the action is NIS 122 million. The applicants allege that Pelephone intentionally conceals significant limitations pertaining to benefits on selected destinations and even acts in contravention of the communications agreement with respect to these destinations

F.
In August 2011, a motion was filed at the Petach Tikva District Court against Pelephone, Cellcom, and Partner, together with an application for its certification as a class action. The amount of the action against the respondents is not specified. The action addresses the charge for calls made overseas when the call time is rounded up to a whole minute, and this, as alleged by the claimant, is contrary to the provisions of the license and in contravention of the law.

In September 2012 the court dismissed the claim and the motion for certification as a class action. In November 2012, the applicants filed an appeal against the ruling in the Supreme Court.

G.
In February 2012, a claim was filed in the Jerusalem District Court against Pelephone, Cellcom, Partner and the Company, together with an application for its certification as a class action. The amount of the action is NIS 361 million. The claim relates to a failure to comply with the provisions of the law with respect to handicapped customers when rendering telecommunication services. In this matter, see also Section 2.18.8.

H.
In March 2012, a claim was filed against Pelephone in the Tel Aviv District Court, together with an application for its certification as a class action. The grounds for the claim are that Pelephone makes false representations to the public according to which it provides a surfing experience on its network at extremely high speeds. According to the plaintiffs, they conducted dozens of measurements showing that the surfing speed on the respondent's cellular network is lower than specified. According to the claim, this state of affairs caused and causes cumulative personal loss of NIS 560. The amount of the application is estimated in the total amount of about NIS 242 million, subject to data to be produced by Pelephone as part of the proceeding.

I.
In May 2012, a claim was filed against Pelephone in the Tel Aviv District Court, together with an application for its certification as a class action. The amount of the action is NIS 124 million. According to the applicant, Pelephone does not inform customers who wish to join its services with a handset which was not purchased from the Company, that insofar as the handset does not support a frequency of 850 MHz, they will only have partial reception on one frequency rather than two.

J.
In August 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The action was filed against three cellular companies - Pelephone, Partner, and Cellcom. The amount of the claim is estimated at NIS 120 million for each of the defendants. Additionally, orders for mandamus and declaratory relief were requested. The applicants allege that as part of the repair services which the defendants provide for payment (payment for the repair or a monthly payment for the repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part, and this in contravention of the law. Additionally, the defendants use the replaced part in future when providing repair services for other customers, thus ostensibly enriching themselves twice.

K.
In February 2013, a claim was filed against Pelephone in the Nazareth District Court together with a motion for its certification as a class action. The applicant alleges that due to a nation-wide malfunction on Pelephone's network on February 3, 2012, from 19:00, the applicant as well as other Pelephone customers were disconnected from Pelephone's services for several hours and were unable to use their cellular handsets to receive or make calls and for SMSs. As a result, they incurred losses. The total amount of the class action is NIS 450 million.

In March 2013, another claim against Pelephone was filed in the Jerusalem District Court, with a petition for certification as a class action suit, for an amount estimated at about 160 million. According to the applicant, the plaintiff group members are all cellular telephone customers, including customers of companies hosted on the network (Rami Levi and Hot Mobile).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.17.2	Legal proceedings that ended during the Reporting Period

A.
In December 2000, the State of Israel filed a claim with the District Court in respect of royalties allegedly owed for the period from January 1994 until February 1996. The amount being claimed is NIS 260 million, including principal, linkage differences and interest. In September 2010, a ruling was issued against Pelephone and accepting some of the State's arguments. The amount the Company was obligated to pay amounted to approximately NIS 150 million, (including principal, linkage differences and interest), and it was paid in October 2010. In October 2010, Pelephone appealed the decision in the Supreme Court. The appeal was dismissed in August 2012.

B.
In December 2007, a claim was filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner, together with a motion to approve it as a class action in the amount of NIS 1 billion. The claim relates to radiation damage from cellular antennae which were ostensibly erected unlawfully. In June 2012, the court approved the plaintiff's abandonment of the action.

C.
In March 2010, a claim was filed in the Tel Aviv District Court together with a motion application for its certification as a class action. The total amount of the claim is about NIS 4.2 billion, the amount of the claim against Pelephone is NIS 2.1 billion. The applicants allege that the Company operates in contravention of its license and the law as it does not purchase liability insurance for injury to person arising from the exposure to cellular radiation. The application also includes requested relief for an order instructing the Company to take out such insurance. In November 2012, the applicants' abandonment of the motion to certify the action as a class action was approved, and their personal claim was dismissed.

D.
In June 2010, a claim was filed in the Central District Court together with a motion to certify it as a class action. The amount of the personal claim is NIS 958 (plus linkage differences and interest). The total amount of the action is not specified, however the application notes that it is estimated to be hundreds of millions of shekels. According to the applicant, Pelephone collects payment from its customers for services to which the customers have not requested to subscribe, and transfers their personal information to external suppliers without their approval, which contravenes the agreement and the law. The claim is for the restitution of this money. The application also includes relief for orders instructing Pelephone, inter alia, to desist from collecting these amounts and from transferring the information to suppliers. In March 2012 the motion and claim were dismissed further to the plaintiff's request.

E.
In November 2011, a claim was filed in the Haifa District Court together with a motion for its certification as a class action. The amount of the action is NIS 285 million. The grounds for the claim are the recording of service conversations by Pelephone customers at the service stations without their knowledge and without terminating the recording when the representative was not with them. Pelephone therefore infringed on their right to privacy. In April 2012 the court resolved to approve abandonment of the claim and the motion for its certification as a class action.

F.
In January 2012, a claim was filed in the Tel Aviv District Court together with a motion for its certification as a class action. The amount of the action is NIS 381 million. The grounds for the claim are the unlawful updating of service tariffs for business customers. In February 2013, the Tel Aviv District Court dismissed the suit and the application for recognition as a class action.

G.
In June 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action. The applicants allege that the Pelephone is in violation of Section 30A of the Communications Law, by sending marketing messages (spam), despite the applicants' failure to agree to receive them. The amount of the application is estimated in the total amount of NIS 455 million. In September 2012 the court resolved to approve abandonment of the claim and the motion for its certification as a class action.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

H.
In August 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The plaintiffs contend that Pelephone unlawfully collects a monthly fee from its customers for payment by standing order. The amount of the application is estimated in the total amount of NIS 161 million. In February 2013 the court resolved to approve abandonment of the claim and the motion for its certification as a class action.

I.
In September 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action. The applicant alleges that Pelephone does not include a call details record in its phone bill, and this contrary to Ministry of Communication instructions and Pelephone's license. The total amount of the class action is about NIS 109 million. In February 2013, the request for approving a class action suit was erased by the court for inaction. For similar suits that have been filed, see Section 2.18.9.

J.
In September 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The plaintiff contends that Pelephone unlawfully collected money for: the cost of a cellular handset, a cancelled phone line, surfing services, various services, as well as for collection expenses and voucher fees. The amount of the application is estimated at NIS 57 million for the causes claimed plus NIS 1,000 for distress for each member of the group. It should be noted that a class action is currently being conducted against Pelephone, in which some of the grounds for the claim are similar to those in this claim (see Section3.17)

3.18	Business objectives and strategy

Pelephone’s main strategic objectives are these:

3.18.1	Growth and continued dominance of data services

A.	Increasing revenues from data services by focusing on a target audience, increased marketing of mobile devices, cellular modems (NetStick) and smartphones.

B.	Marketing of supplementary value-added services to surfing such as anti-virus, backup and data storage, Musix and video services

C.	Increasing data transfer speeds and maintaining the leading image as the company with the fastest network in Israel.

3.18.2	Continued recruitment and retention of quality customers.

3.18.3	Increase customer satisfaction

3.18.4	Constant improvement of network infrastructures

3.18.5	Streamlining of operations.

3.19	Outlook for development in the coming year

In 2013, a number of factors are expected to affect Pelephone’s activities, the main ones being:

3.19.1	The continuing fierce competition and price wars

Pelephone expects that the price wars between the operators will continue in 2013 as well.

3.19.2	Cellular network innovations

In 2013, Pelephone expects to continue to invest in the cellular network and solidify its position as the owner of the fastest, highest quality and most advanced network. Together with the investment in the network, Pelephone expects to launch and promote several services which will help increase its revenues and improve its image compared with competitors. These services include anti-virus, data storage and backup, music and video services and surfing packages for tablets and cellular modems (Netstick).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

3.19.3	Increase in use of services by Pelephone subscribers

Pelephone expects that as a result of the erosion of tariffs and the increase in the number of subscribers using smartphones, there will greater use of data communications and the average number of minutes used per subscriber will increase.

3.19.4	Collective agreement negotiations

Pelephone expects that during 2013 the negotiations for a collective agreement will continue.

3.19.5	Allocation of LTE frequencies

Pelephone expects that during 2013, the Ministry of Communications will make progress on the tender for allocating LTA frequencies and will actually allocate the frequencies.

Pelephone's above assessments of developments in the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation. These assessments might not be realized or might be realized in a materially different manner from the one already described, depending, inter alia, on the structure of the competition in the market, changes in the consumption habits of cellular customers and regulatory developments in the segment.

3.20	Risk factors

Risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors that are unique to the Company.

3.20.1	Macroeconomic risks

Exposure to changes in exchange rates, interest rates and rates of inflation – Pelephone is exposed to risks due to changes in the exchange rates, as most of its terminal equipment, accessories, spare parts and infrastructure are purchased in US dollars, whereas Pelephone's revenues are in shekels. An erosion of the shekel against the dollar may affect Pelephone's profitability if it is unable to adjust the sale price in the short term. Pelephone's loans and debentures which are linked to the CPI bear fixed interest so that any change in the interest rate will affect their fair value but not their book value.

3.20.2	Sector risks

A.
Investments in infrastructure and technological changes – The cellular market in Israel and in other countries is characterized by material capital investments in the deployment of infrastructure and in subscriber equipment. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy costs.

B.
Customer credit – Pelephone’s sales to its customers are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone's collection mechanisms are efficient and competent.

C.
Regulatory developments – In the area of Pelephone’s operations, there is a trend to legislate and impose standards on issues such as the environment, increased competition, tariffs, product liability and the methods used for repairing products. These regulations might, inter alia, make it much more difficult to construct cellular sites, impairing network quality, and increasing the costs of services and marketing, which could erode Pelephone's profits. Furthermore, regulatory intervention and the uncertainty it entails may have an adverse effect on Pelephone’s ability to plan its business activity.

D.
Competition – The cellular market in Israel is characterized by a high degree of saturation, by competition that is likely to intensify as a result of the entry of additional operators, and is exposed to influences due to technological and regulatory developments (see Section 3.6).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

E.
Electromagnetic radiation – Pelephone operates hundreds of transmission facilities and sells terminal equipment that emits electromagnetic radiation (see Section 3.14). Pelephone is taking steps to ensure that the levels of radiation emitted by these transmission facilities and terminal equipment do not exceed the levels of radiation permitted in the directives of the Ministry of Environment Protection (levels adopted in accordance with international standards). Even though Pelephone acts according to the directives of the Ministry of Environment, if health risks are found to exist or if the transmission sites or terminal equipment are found to emit more radiation than that allowed in radiation standards, constituting a risk to health, this could have a negative effect caused by a reduction in the use of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that were deposited with the planning authorities with respect to section 197 of the Planning and Construction Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

F.
Site licensing – The establishment and operation of cellular antennas are subject to building permits from the various planning and building committees, a process that involves, inter alia, a number of approvals from State entities and regulatory bodies. For details of the difficulties encountered by Pelephone in the establishment and licensing of sites, see Sections3.14. These difficulties may impair the quality of the existing network and even more the deployment of the new network.

G.
Serious malfunctions in the information and engineering systems - Pelephone's information systems are networked throughout the country through designated communications lines and through the internet. Pelephone's business is highly dependent on these systems. Wide scale malicious damage (e.g.: viruses and cyber- attacks) or malfunction may adversely affect Pelephone's business and its results.

H.
Economic emergency - during a state of emergency, legislative provisions and certain other provisions of the Mobile Radio Telephony Law invest in the competent authorities powers to take the necessary measures to guarantee the security of the state and/or the public wellbeing, including: an obligation for Pelephone (as a cellular license holder) to provide services to the defense forces, the appropriation of engineering equipment and facilities which belong to Pelephone, and even to take control of the system.

3.20.3	Pelephone’s risk factors:

A.
Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of expert professional external insurance consultant in this field. Pelephone has insurance policies which cover the usual risks which Pelephone is exposed to within the limits of the conditions of such policies, including various forms of property insurance and liability insurance, loss of profits, third party liability insurance and officers’ insurance. However, its policies do not cover some types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

B.
Serious malfunctions in the communications network – Pelephone’s communications network is deployed around the country through network core sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems. Wide scale malicious harm or malfunction might adversely affect Pelephone’s business and results.

C.
Damage by natural disasters, war, catastrophe - damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

D.
Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which will possibly result in it being charged for material amounts that cannot presently be estimated and generally no provision has been made in Pelephone’s financial statements for these proceedings. Class actions may reach high amounts, since approximately one third of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer may grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

E.
Labor relations and collective bargaining – Pelephone is currently negotiating with the Histadrut workers' committee to formulate a collective labor agreement. The negotiating process may cause some labor unrest and harm Pelephone's on-going activity. Likewise, the collective labor agreement may limit management flexibility and impose additional costs on Pelephone. (See Section 3.9.2).

F.
Frequency ranges: 850 MHz and 2100 MHz. In certain situations Pelephone's frequency inventories might not be suited to the implementation of new technologies emerging in the cellular communication sector in a manner which could make it difficult for Pelephone to implement them. This would have having an adverse effect on Pelephone's competitive status, since the other licensees have a different frequency inventory, some of which might suit those technologies and on the difficulties entailed by the allocation of new frequencies (see Section 3.15.1B). Furthermore, the frequencies are exposed to interference and could impair service quality of networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks use the same frequency range of 2100 MHZ that Pelephone may use and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Below is a chart grading the effect of the above-mentioned risk factors on Pelephone's operations, as assessed by Pelephone's management. It should be noted that Pelephone's assessments of the effect of a risk factor reflect its effect based on the assumption that the risk factor will be realized. Nothing in the aforesaid expresses an assessment or gives weight to the chances of such a realization. The order in which the risk factors appear above and below is not necessarily in accordance with the extent of the risk.50

Effect of risk factor on Pelephone’s activities as a whole
Risk factors	Major	Moderate	Minor
Macro-economic risks
Exposure to changes in the exchange rates, interest rates and inflation			X
Sector risk
Investments in infrastructures and technological changes	X
Customer credit		X
Regulatory developments		X
Competition	X
Electromagnetic radiation	X
Site licensing	X
Severe malfunctions in information systems	X
Emergency situation in the economy	X

Pelephone’s risk factors:

Property risks and liabilities			X
Severe malfunctions in the communications network	X
Natural disasters	X
Legal proceedings		X
Difficulties in work relations and human resource issues		X
Frequency ranges		X

The information contained in Section 3.20 and Pelephone's assessments of the effect of risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Pelephone's assessments of the market situation and its competitive structure. With regard to possible developments in the market and in the Israeli economy, the actual results are likely to be materially different from the above assessments if there is a change in one of the factors taken into account in making them.

50	See footnote 47.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.	Bezeq International – international communication and internet services

4.1	General

4.1.1	Structure and changes to area of operations

Bezeq International operates in a number of key areas: supply of ISP services; supply of international telephony services; domestic internal telephony services, based on a VoB infrastructure; supply of NEP services; supply of ICT (infrastructure and communication systems) and data services.

The international telephony services of Bezeq International, similar to those of the international operators which are its competitors, are supplied mainly via the Company's domestic network and that of HOT, and the cellular networks, for connecting the subscriber to the international exchange.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

The areas of operation of Bezeq International are primarily regulated by the Communications Law and its regulations, and the communications licenses awarded to Bezeq International (see Sections 4.14.1 and 4.14.2). Moreover, Bezeq International is subject to consumer legislation.

For the key regulatory developments applicable to Bezeq International, see Section 4.14.6.

4.1.3	Changes in the sector’s volume of operations and profitability

For information regarding changes in the scope and profitability of Bezeq International's operations, see Section 1.5.4C.

4.1.4	Market developments and customer characteristics

The international call market in Israel has in recent years been characterized by a decline in call volume – in 2012 the volume of call minutes (incoming and outgoing) declined by 0.7% and an average decline of 4.4% in 2011.

In the internet market in 2012, there was a continuation of the trend toward a slowdown in the growth rate in light of the high penetration percentage (approximately 68% of Israeli households are connected to the internet), alongside a rise in surfing rates used. As a rule, an increase in demand for higher surfing speeds requires an increase from time to time in the capacity operated by Bezeq International on the submarine cable that it owns (Jonah cable) and the international capacity in which it acquired usage rights  (for details of other infrastructure providers of Bezeq International, see Section 4.10.2).

4.1.5	Main entry and exit barriers

A.
The main entry barrier in the international call market is the requirement for a license under the Communications Law and investments in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, change in the licensing policy, as set forth below, and expansion of the use of VoIP technology in this field, significantly reduces the effect of these barriers.

B.	The main entry barrier into the data and internet services market stems from investments in infrastructure (international capacity, access to the internet network and broad service network).

C.
The main exit barriers for these markets stem from long-term agreements with infrastructure suppliers and from investments that require long periods of time to provide returns. Furthermore, Bezeq International is committed to providing service to its customers throughout the period of their contract.

4.1.6	Substitutes for Bezeq International products

In the international call market, the use of VoIP technology enables transfer of international calls over the internet, for other users of this technology, as well as for TDM network users, through the use of software products (such as Skype) and services of overseas communication providers, and the attractive cost of using these services leads to a steady growth in the number of users, and as a result – a decline in the revenues of Bezeq International. Furthermore, some service providers operating in the international call market do not have a license (illegal operators) and therefore are not subject to the debts imposed on Bezeq International by power of the license and the provisions of the law.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.1.7	Structure of competition and changes in the sector

A.
At the date of this report, eight international carriers operate in the international telephony arena (including two cellular companies that won the most recent frequency tender:  Golan Telecom International Ltd. and Hot Mobile International Communications Ltd.).To date, about 40 companies have received licenses to provide internet access, five of which have international operator (ITS) licenses.

On February 15, 2012 Hot Net began providing internet access services under the special license to provide ISP services that it received.

During 2012 the sale of international direct dial services began as part of the unlimited packages offered by the cellular operators.

4.2	Products and Services

Below are details of the main products and services provided by Bezeq International.

4.2.1	Internet services

In the internet services sector, Bezeq International provides internet access services for private and business customers, including terminal equipment and support, with an emphasis on broadband internet based on ADSL, transmission or cable infrastructures; hosting services – site storage and server services in a designated installation, including value-added services (such as monitoring and control); information security services, services securing internet connections and LAN networks using the required terminal equipment or software, including monitoring; data services with IP-based international data communication solutions for business customers, including global deployment; and high-speed wireless (WIFI) access, including in public locations (hotspots).

4.2.2	Voice (telephony) services

In the voice services sector, Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free number services for business customers overseas; international call routing and completion services (hubbing) – transfer of international calls between foreign communication providers (worldwide), telephone card services enabling prepaid and postpaid dialing from Israel; and the 1809 service for dialing from Israel to other countries. Bezeq International also provides domestic telephony services by means of VoB (Voice over Broadband) access using BIP.

4.2.3	International data services

Supply of international data communication solutions for business customers includes customized global deployment.

The customer is able to choose from a range of the most advanced data communication methods through the submarine cable deployed by Bezeq International (on this, see Section 4.6.4) and the optic cables deployed from Israel to Europe for which Bezeq International has long-term usage rights and through its business partnerships with leading global telecom providers such as BT, which make available to their customers their sophisticated global network services.

4.2.4	ICT solutions for business customers

Bezeq also provides ICT (Information and Communication Technology) solutions for business customers; as part of the customer’s overall ICT solution Bezeq International provides broad communications services, including international data and communication services, server and site hosting services, technical support and maintenance services, network and system services, outsourcing and out-tasking services, security and risk management solutions, managed IP services, advanced, unique cloud computing services and online backup services.

4.2.5	PBX services

Bezeq International markets and maintains communication systems in the Israeli market, exchanges, telephony networks and IP communications. As part of the service contracts, Bezeq International supplies direct maintenance of a range of exchange manufacturers. The services are given to gateways, exchanges and network end points (NEP) designated for use with both internal and external lines.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.3	Revenue

Bezeq International’s revenue (in NIS millions):

	2012	2011	2010
Revenue from international carrier services	383	413	501
% of total revenue	28.58%	30.51%	36.30%
Revenue from internet and communication services for businesses (ISP, ICT, data)	957	941	879
% of total revenue	71.42%	69.49%	63.70%
Total revenue	1,340	1,354	1,380

4.4	Customers

Bezeq International has no customer whose revenues constitute 10% of its revenue. Below is a breakdown of revenues from private and business customers:

NIS millions	2012	2011	2010
Revenue from private customers	546	540	523
Revenue from business customers	794	813	857
Total revenue	1,340	1,354	1,380

4.5	Marketing, distribution and service

4.5.1	Marketing

The marketing department coordinates all the operations for a number of permanent suppliers, among them advertising companies representing Bezeq International, which are used by Bezeq International to remain in contact with the advertising media (television, internet, radio and the daily national press), production and post-production companies (this changes depending on the requirements of each campaign), design and printing companies, and sales promotion companies. Bezeq International believes that the loss of contact with any of its permanent advertising or marketing suppliers will have no significant effect on its marketing and distribution channels.

4.5.2	Private market sales channels

A.	Telephone recruitment and retention centers for internet and telephony service customers.

B.	National direct sales setup conducting door-to-door operations, operating points of sale and managing customers.

C.	Technical support and service centers for customers by means of telephone service and support centers.

D.	Distribution channel setup including external centers and field systems for resellers and dealers.

E.	Sale of Bezeq International services by the Company in the form of joint service bundles (see Section 1.7.2B).

4.5.3	Business market sales channels

These channels include customer recruitment centers, business service and solution centers, and customer managers according to customer type (SMB, SME customers designated for outsourcing transactions, etc.).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.6	Competition

The main characteristic of market competition in 2012 was the merging of communication groups and offering of comprehensive services and products – see Section 1.7.1.

Competition is characterized by a particular trend of tariff erosion.

4.6.1	International telephony services

A.
At the end of 2012 there were eight competitors in the market:014 Bezeq International, 013 Netvision, 012 Smile, 018 Xfone, HILAT Telzar International Communication Services Ltd., Golan Telecom International Ltd., and NGN International Communications 015 Ltd.

Bezeq International estimates that its market share in outgoing international calls from customers is approximately 27.2% compared to a market share of approximately 30% at the end of 201151.

B.	General characteristics of competition in 2012

1.	A rise in call minute volume, in the fourth quarter, due to the sale of unlimited packages (see Section 4.1.4).

2.	About 45% of households make international calls at least once a month.

3.	The competition centers on various sectors of the population.

4.	The product is a commodity.

5.	The fierce competition and penetration of VoIP technology (such as Skype) increase competition for customers.

4.6.2	Internet access services

A.
There are a number of competitors in this market, including Bezeq International, 013 Netvision which merged with Cellcom, 012 Smile, which merged with Partner, (as described in section 1.7.1B), Hot Net and two minor niche players whose share is not material.

Bezeq International believes that its market share in the internet services sector is 38.85% compared with a market share of 37.5% at the end of 201152.

B.	General characteristics of competition in 2012

1.	High penetration – approximately 68% of households in Israel are connected to the internet, according to CBS information.

2.	There are two alternatives for customers in the market: the Company’s ADSL and the HOT cable infrastructure.

3.	HOT frequently cooperates with Bezeq International’s direct competitors. In addition, as noted above, in February 2012, HOT entered independent internet access operations through HOT-Net

C.	Developments in 2012

1.
Upgrade of the internet infrastructures (the Company and HOT) and increased speeds offered to customers – the Company’s NGN network and HOT's UFI network (DOCSIS 3.0) enables internet access providers and infrastructure providers to offer a range of speeds from 10MB through 100MB.

2.	Strengthening of the trend of selling service bundles.

3.	Continuation of the trend toward a rise in the sale of value-added services.

51
Bezeq International's assessment of its share of the outgoing customer calls segment at the end of 2012, as well as its estimate that 45% of households make overseas calls at least once a month, are based on market surveys that were conducted by an outside survey center. The market segment reflects the results of studies on the percentage of callers using Bezeq International from the entire surveyed population who make overseas calls.

52
Bezeq International's estimate of its market segment in the internet access sector is based on a calculation of the ratio between the number of subscribers it has, and the total number of ISP subscribers (based on public data for the Company and HOT).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.	In view of the market saturation, an emphasis is placed on strengthening customer loyalty.

5.
In January 2012, Bezeq International launched the Power NGN network, a high-speed internet access network which relies on the advanced technology capabilities of the new submarine cable (Jonah cable) that it owns, together with new, state-of-the-art core and access systems that it operated.

4.6.3	Communication solutions for the business sector

With the aim of increasing revenues from business customers, Bezeq International continues to supply ICT (Information Communication Technology) services, providing full solutions in areas such as system, networking, IT, hosting, voice, data, ISP, wireless (wireless networks), and cloud computing.

The solution is a full solution model for the customer, which does not rely on outside suppliers and a single contact person, who bears full responsibility for the process and deals with the customer (one supplier, one responsibility).

A.
ICT – In this sector Bezeq International is facing new competitors, such as Binat, Taldor, and IBM. In 2012 Bezeq International continued to establish its position in the ICT market and gained recognition and accreditation, as well as considerable admiration and prizes for its technical and business excellence and leadership from leading providers in the market.

B.
NEP services - The traditional field of telephone exchanges is characterized by a large number of competitors and by fierce competition which has given rise to an erosion of service prices. The most prominent competitors are Tadiran, Eurocom, GlobeCall and Tel-Yad. Data communications and IP telephony (adapting switchboards and terminal equipment to IP technology) is characterized by the entry of new players from the IT world. These are companies such as Binat, Teldor, Malam Team and IBM. These companies are substantially different from traditional NEP companies and are on a higher technological level. Telecommunication companies are also conglomerating and new operators are entering the market with the intention of providing customers with total communications solutions such as telephony, transmission, data communications, internet, and information security.

4.6.4	International communications infrastructure

A.
During December 2011 Alcatel-Lucent Submarine Networks successfully completed the laying of the sea-bed optical fiber communications cable between Israel and Italy, for Bezeq International, which has started to use it commercially.

International capacity passes through the submarine cable, of the kind consumed by Bezeq International before it was established from Med nautilus (see section 4.10.2), serves Bezeq International and its various customers, in addition to the capacity on the Med Nautilus network in which Bezeq International purchased usage rights.

B.	During January 2011, TamaresLtd. announced completion of laying a sea-bed cable between Israel and Cyprus and the purchase of continuing capacity to Western Europe.

C.
On November 3, 2011, the Ministry of Communications published a hearing concerning regulation of the submarine cable sector from Israel.53 The decision of the Ministry of Communications on this matter could affect the activities of Bezeq International in sales to this market.

53
On October 11, 2011 the Antitrust Commissioner declared Mediterranean Nautilus a monopoly in the provision of two-way international transmission over optical fibre, in segments between the landfall point in Israel and the first landfall point abroad.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.7	Property, plant and equipment

Bezeq International has Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN) .

Bezeq International’s technological infrastructures, which support voice, data and internet setups, are deployed in five sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International has a long-term lease for the two main structures in which it is based, for average periods of 6 years until 2015.

For details of the submarine cable, see Section 4.6.4.

4.8	Intangible assets

For details of the communication licenses by power of which Bezeq International operates, see Section 4.14.2.

4.9	Human resources

Following are details of the number of persons employed by Bezeq International (employees of the company, outsourced employees in 2011 and 2012:

	Number of employees
	Dec. 31, 2011	Dec. 31, 2012
Corporate office employees	1,209	1261
Sales and service representatives	1,053	841
Total	2,262	2,102

Organizational structure

Below is a chart depicting the organizational structure of Bezeq International:

Chapter A (Description of Company Operations) of the Periodic Report for 2012

All Bezeq International employees have standard personal contracts based on their professions and the positions they fill. The salary structure for some of them contains a component of performance-linked commissions and incentives.

Conditions of employment agreements vary depending on the nature of the position. Service and sales representatives are mostly paid on an hourly basis, and some of them are entitled to commissions on sales made and/or bonuses for meeting service and/or sales targets. This also includes employees (technicians) whose work hours are often difficult to supervise, and some of them are entitled to sales commissions and bonuses for meeting targets. Some of the HQ employees who receive a monthly salary are paid a global supplement for overtime. Employees receive social supplements that vary depending on their position and rank within the organization. The advance notice period is usually one month. The employment agreements include non-competition and confidentiality clauses.

Bezeq International invests resources in professional training in accordance with the type of employee and the field in which he or she operates, such as technological training and qualification, manager development courses and more.

4.10	Suppliers

4.10.1	Foreign operators

Bezeq International has cooperation agreements with 200 foreign operators for 240 destinations worldwide.

4.10.2	Capacity suppliers

Bezeq International is dependent upon the Company for domestic capacity to provide its services.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use a one-time payment shortly before the date on which it started using the capacity. During 2011, Bezeq International entered into an additional agreement with Med Nautilus to extend and regulate use of its international transmission infrastructure.

4.10.3	Downstream infrastructure and maintenance of the Jonah submarine cable

In 2011, Bezeq International purchased indefeasible rights of use in a continental infrastructure which links its points of presence to its sites in Western Europe.

Upon completion of the laying of the cable, in December 2011, Bezeq International entered into agreement with the MECMA consortium for maintenance of the cable.

4.11	Working Capital

Bezeq International’s working capital in its 2012 Financials includes current assets such as: cash and cash equivalents, trade payables, accounts receivable and inventory totaling approximately NIS 456 million, less current liabilities such as: current maturities of loans from banks and debentures, loans from a principal shareholder, suppliers and service providers, creditors and accounts payable, and allowances totaling approximately NIS 256 million.

4.12	Financing

4.12.1	General

As of the date of this report, Bezeq International has no liabilities to banks and is not using its approved credit line. The source of Bezeq International's finance in recent years has been a positive cash flow from operating activities. At the beginning of December 2011, the Company signed a loan agreement with Bezeq International, according to which the Bezeq International received a loan in the amount of NIS 160 million, to be repaid in five equal, annual installments of principal and interest beginning December 2012. During 2012 another two loan agreements were signed, at the same terms, according to which Bezeq International received NIS 40 million in each agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.12.2	Bank guarantees

In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee of NIS 10 million to fulfill all of the conditions of the license for provision of international telecommunications services. As at the publication date of the statement of financial position, Bezeq International has provided additional bank guarantees in order to meet the contractual commitments it has made in bids for tenders, and legal proceedings, amounting to NIS 16 million.

In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee in the amount of NIS 11 million to fulfill all of the conditions of the exclusive general license for providing domestic fixed line telecommunication services to B I P.

4.13	Taxation

At December 31, 2012, Bezeq International has carried forward capital losses of NIS 20 million.

In addition, Bezeq International has tax assessments that are deemed final through 2008, inclusive.

See also Note 8 to the 2012 Financials.

4.14	Restrictions and supervision of Bezeq International's operations

4.14.1	Legislative restrictions

Under the Communications Law, implementation of telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require a license from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration, inter alia, the government’s telecommunications policy, interests of the public, compatibility of the licensee with the provision of services, contribution of the license to competition in the telecommunications industry, and the level of service therein.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued by virtue thereof, and for violation of the license terms.

A recently introduced amendment to the provisions of the Communications Law permits the Minister of Communications to prescribe telecommunications services that do not require a license.

In view of these provisions of the Communications Law, all Bezeq International's telecommunications services are provided by power of the provisions of the licenses granted to it and pursuant to the terms therein, as set forth in Section 4.14.2.

4.14.2	Licenses

A.	International Telecommunications Service (ITS) license54

In providing voice (international telephony) and data services, Bezeq International is operating in accordance with its ITS license which is valid until 2022.

B.	Special general Domestic Carrier license

On February 8, 2009 the Minister of Communication granted an exclusive general license for the provisions of domestic telecommunications services to B I P, which allows it to provide domestic telephony services via broadband internet access (VoB). On August 2, 2009, Bezeq International started providing these services to private customers and on December 30, 2009 (after the Ministry of Communications determined that the company's market share in the area of domestic telephony for the business sector had dropped below 85%) this license was amended so as to permit Bezeq International to provide the services to business customers (subject to the limitation on infrastructure through which the services are provided).

54	The text of the international carrier license is published on the Ministry of Communications website at www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

C.	Special license for the provision of internet access services

On August 10, 2009 Bezeq International received a special license to provide internet access services (ISP). The services Bezeq International is permitted to provide under this license had hitherto been provided under an ITS license. The provision of an internet license puts Bezeq International on a footing level with that of all the other ISPs who operate under a similar license. The license is valid until August 29, 2014.

D.	NEP license

On December 31, 2006 the Ministry of Communications confirmed the transfer of the NEP license from BezeqCall (a company subsidiary which had engaged in the provision of NEP services) to Bezeq International, following their merger. Since the merger date Bezeq International has provided NEP services by power of this license. On April 30, 2010, its NEP license was extended until April 30, 2015.

4.14.3	Interconnect payments

For interconnect fees paid to Domestic Carriers and cellular operators, including the reduction of interconnect fees to cellular operators from 2011, see Section 1.7.3C.

4.14.4	Royalties

On this issue see Section 1.7.3.B

In 2011 Bezeq International paid royalties totaling NIS 3.4 million for that year (NIS 1.6 million for closing the dialing cards dispute from 2001) and in 2012 Bezeq International paid royalties in the amount of NIS 1.3 million.

4.14.5	Standards

Bezeq International holds ISO 9001:2000 certification for quality management systems and ISO 7799 certification for information security management systems issued by the Standards Institution of Israel.

4.14.6	Key regulatory developments

A.
Following the entry into the market of additional cellular operators that also hold general licenses for providing international telephony services, there have been a large number of changes in the international calls market from mobile phones. These changes affect the scope of services provided by Bezeq International in this area and its revenues from them.

B.	Amendment to the licenses of Bezeq International and B.I.P. – sale of service bundles

Concerning the permit granted to the Group companies to market joint service bundles to private market customers, see Section 1.7.2B. In August 2010 the company began selling joint service bundles which include Bezeq International's internet access services.

In July 2012, the Ministry of Communications amended the license of the Company and the subsidiaries, allowing the Company to offer subsidized plans which combine the services of the subsidiaries to customers in the business sector. The rules for the supply of these bundles are the same as those imposed on Bezeq regarding the marketing of joint service bundles to the private sector.

On possible changes following the Hayek Commission, see Section 1.7.3.

C.	Change of tariff structure for overseas calls from a cellular network

On January 1, 2011, the interconnect charges for the cellular operators were reduced, and on January 1, 2012 they were further reduced, in the format determined in the regulations (see Section .1.7.3C).

D.
In November 2012 the Ministry of Communications decided that VOC/VOB services will be regulated through a domestic carrier license (general or special), accordingly and not through a MVNO license. This decision could have a positive impact on Bezeq International’s operations which can offer the services to its customers. See section 2.6.1.C.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

E.	Internet license amendment

On October 31, 2012 Bezeq International received the decision of the Ministry of Communications regarding the special license it had received for providing internet access services (ISP),  concerning the provisions for amending the format for drawing up an agreement with subscribers, conditions for performing a remote transaction and a transaction in the presence of the parties, provisions for documenting a subscriber's application for service, provisions for a refund in respect of an overcharge or services that were not requested, conditions for discontinuing the service, provisions concerning the format and sending of bills to subscribers, provisions concerning the option to contact the ombudsman, provisions concerning the possibility of changing plans and tariffs, provisions for the collection of debts from subscribers, provisions concerning the treatment of subscribers' complaints and the obligation to document and submit documents about this treatment, and provisions concerning the obligation to publish information about plans and tariffs. The provisions of the amendment will enter into force gradually, from December 2, 2012 until May 1, 2013. Bezeq International made the necessary preparations in good time and is continuing to implement the provisions of the amendment.

F.	Amendment to the Communications Law on the filtering of offensive content

In August 2012, the Ministry of Communications amended the licenses of the ISPs (fixed and mobile), adding provisions to the licenses concerning filters for offensive sites and content, as a supplementary measure to the provisions of the law on this subject. The amendment stipulates that a license holder will be required, inter alia, to inform its subscribers about offensive sites and content on the internet which are not suitable for children and teenagers, and to include details of ways of blocking access to these sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content, for no additional payment.

G.	Change in the format of the settlement of accounts between cellular operators and the ITS companies in the prepaid calling cards market of the cellular companies

Subsequent to a hearing held by the Ministry of Communications in July 2012, the Ministry issued an administrative instruction which prescribed that commencing in September 2012, the ITS companies will be able to split the tariff so that the price of the international call will be separate from the interconnect fee payable to the cellular company. Cellular companies will not market or give preference to one international operator over another, and they will not publish the services of any particular international operator. Likewise, the commissions which the cellular companies collect from the international call companies for marketing this service will be cancelled.

H.	Sending a detailed list of annual charges

Pursuant to the provisions of an amendment to the Consumer Protection Law on the subject of the sending of an annual breakdown of customer customers, which entered into force in January 2013, Bezeq International must send all subscribers an annual list of charges for all the amounts charged from January 1 to December 31 of each year.

4.15	Cooperation agreements

On January 18, 2010 Bezeq International signed an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, a master agreement with no time limit, Bezeq International will operate as the exclusive partner of BT Alliance in Israel and will market IT services and products from the global British Telecom's range of services. Any service ordered in this context, is limited to a minimum service period (depending on the category of service) that can be extended. Payment varies in line with the mix of services supplied under the agreement at any time, and payment is on a monthly basis at the conditions defined in the agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.16	Legal Proceedings55

Pending proceedings

4.16.1
During the second quarter of 2008, four claims were filed against Bezeq International and two other holders of licenses to provide Bezeq International’s services (together “the Defendants”) in the Tel Aviv District Court and in the Central District (that were later consolidated to form one claim being heard in the Central District Court). The claims related to the use of international calling cards to the Philippines, Thailand and Nepal and applications for certification as class actions. The plaintiffs, who are foreign workers, claim that the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, Bezeq International deducts the time spent when unsuccessfully attempting to call someone from the card, contrary to the declaration, not by units of round minutes as indicated, providing misleading information about the number of units on the card and formed a cartel with other international communication companies that raised the prices of calling cards. The plaintiffs seek court permission to file their claim as a class action on behalf of groups of people that include anyone who purchased the relevant calling cards for use in calls during the seven year period prior to filing the claim or during the proceedings themselves. The plaintiffs' estimate that the damages caused to all the members of the group by Bezeq International is NIS 1,101 million. The plaintiffs also petitioned the Court to order the defendants to cease its conduct as set forth above. The court accepted the application for certification as a class action on the grounds of deception on November 3, 2010. Notwithstanding, the court dismissed some of the grounds for the claimed action and ruled that the existence of deception ceased after the purchase of a number of calling cards. The application for leave to appeal filed by Bezeq International was denied on September 19, 2012 due to the settlement agreement signed between the other defendants in the proceedings and the plaintiffs.

4.16.2
On February 19, 2012, Bezeq International received another financial claim, similar to the above-mentioned claim, together with a motion for its certification as a class action, that were filed against Bezeq International and two other licensees for the supply of Bezeq International services (all together "the Respondents") in the Tel Aviv District Court. The applicant alleges that the Respondents misled customers who purchased dialing services by means of pre-paid international calling cards with respect to the number of minutes on the card. The applicant estimates the amount claimed from Bezeq International (as well as from each of the other Respondents), in the name of the entire group, at NIS 2.7 billion.

4.16.3
On May 4, 2009, Bezeq International received a claim, together with a motion to certify it as a class action, which was filed in the Tel Aviv District Court and which deals with raising of the tariffs for internet access services following the first year of operation and charging the plaintiff for services that it claims it did not order. The applicant requests reimbursement of the excess amounts it claims to have paid which amount to NIS 2,800 and for the entire group of customers, for whom the price of the services provided to them was raised after the first year, by NIS 216 million.

On June 5, 2011, a ruling was handed down in which the court dismissed the claim and the motion for certifying it as a class action, and ordered the applicant to pay expenses of NIS 50,000. Subsequently, on September 4, 2011, this ruling was appealed in the Supreme Court.

4.16.4
On December 8, 2011, Bezeq International received a claim together with a motion to certify it as a class action which had been filed against it in the Tel Aviv District Court. According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the speed it had undertaken in the contact. The plaintiffs are claiming restitution of the monthly charge and compensation for distress, and they estimate the total amount of monetary compensation claimed from Bezeq International to be NIS 120 million.

55	Regarding the reporting policies and materiality standard see section 2.18.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.17	Objectives, business strategy and projected development

Bezeq International set itself the goal of continuing to lead the internet services market in Israel for private and business customers, while maintaining its revenue in its traditional markets:

4.17.1	To continue its leadership in the internet access market while continuing to realize the potential inherent in the migration to the new generation of infrastructure networks.

4.17.2	To intensify and expand its cloud-based solutions.

4.17.3	To strengthen its status as one of the leading ICT players in Israel.

4.17.4	To increase customer satisfaction by intensifying and expanding service openings (automated services, social networks, etc.).

These objectives might not be realized or might be realized only partially, due to regulatory changes liable to harm Bezeq International's ability to provide solutions to existing or changing market requirements, and due to all the other risk factors described below.

4.18	Risk Factors

Below is a description of the risk factors stemming from the macro-economic environment, the unique characteristics of the sector in which Bezeq International operates, and risk factors unique to Bezeq International.

4.18.1	Changes in exchange rates

The main currency used by Bezeq International is the New Israeli shekel, which is also its reporting currency. There is a special risk in the nature of Bezeq International's international transactions: most of its operations (sales) derive from customers in Israel. In addition, Bezeq International provides its services to customers all over the world and collects payments from them in foreign currency, mostly the US dollar. On the other hand, Bezeq International consumes services from suppliers outside Israel and pays for these services in foreign currency, mostly the US dollar. The changes in the exchanges rates of the currencies in which Bezeq International operates opposite the Israeli shekel expose the company to exchange rate differences on the gap created, which could have an adverse effect on its cash flow as well as on its profitability by increasing financing expenses. To protect itself against currency exposure, Bezeq International enters into hedging transactions and purchases other financial instruments.

4.18.2	Competition

For the effect of competition on Bezeq International's businesses, see Section 4.6.

4.18.3	Frequent technological changes and investments in infrastructure

Bezeq International's areas of operation are characterized by frequent regulatory changes. The development of technologies constituting attractive alternatives to some of Bezeq International's products (such as Skype) is likely to have a materially adverse effect on its operations.

Furthermore, the technological developments require frequent investments in infrastructure. See section 4.10.

4.18.4	Government supervision and regulation

For the application of the provisions of the law and licensing policy and their effect on Bezeq International, see Section 4.14. Changes in regulation applicable to Bezeq International could have an adverse effect on its results and operations.

4.18.5	Legal proceedings

Bezeq International is a party to legal proceedings, including class actions, some of which could result in its being required to pay substantial sums which, according to the assessment of the company’s legal counsel, could require the use of Bezeq International's financial resources. A provision has been made in the financial statements of Bezeq International and the Company for the proceedings. For legal proceedings to which Bezeq International is a party, see Section 4.16.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

4.18.6	Failure of Bezeq International's systems

In the event of damage to part or all of the systems used by Bezeq International to provide its services, whether because of all kinds of technical failures or whether because of natural disasters, significant difficulties could be caused to the provision of its services.

Below is a table illustrating the effects of the above risk factors on the operations of Bezeq International, as assessed by its management. It should be noted that these assessments of the extent of the effect of a risk factor reflect the extent of its effect based on the assumption that it becomes reality and nothing in the aforesaid expresses an assessment or gives weight to the chances of such an event. The order in which the risk factors appear above and below does not necessarily accord with the rating of the risk.56

Summary of risk factors

The information contained in section 4.18 and the assessments of Bezeq International regarding the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, assessments of Bezeq International regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in the currency exchange rate			X
Sector risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X

Systems failure		X

56	See footnote 47.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.	DBS – Multi-channel television

5.1	General Information on the segment of operation

DBS, also known by its trade name YES, provides encoded and digital multi-channel broadcast services as well as other satellite services to subscribers in Israel and the Judea and Samaria region.

DBS is the only company in Israel currently operating in the satellite multi-channel television broadcasting sector, under a non-exclusivity license.

5.1.1	Structure of area of operations and changes therein

A.
The area of multi-channel television broadcasts for subscribers ("the area of broadcasts") is provided, in addition to DBS, by HOT which provides cable television services. HOT has a monopoly declared under the Antitrust Law in the area of multi-channel television broadcasting. HOT Telecom, a fully-controlled subsidiary of HOT, has a cable network infrastructure, including terminal equipment and broadcasting centers and it provides internet infrastructure services as well as fixed-line telephone services. On the supply of ISP services by HOT-Net, which is part of the HOT Group, see Section 1.7.1

B.
Since 2009, the Second Television and Radio Authority (the “Second Authority”) has been operating a terrestrial digital radio broadcasting system which freely broadcasts the television channels of the broadcasting authority (Channel 1 and Channel 33), commercial television channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99) to the nation. This setup constitutes a partial alternative product to the multi-channel television broadcasts.

Under the amendment to the Second Authority law dated April 2012, the DTT system will be expanded by the end of 2013, so that, inter alia, the following will be added to it: a radio channel containing national and regional radio channels, the Educational TV channel, should it make such an application, another IBA channel to be broadcast using HD technology - should it make such an application, a designated channel, should it make such an application (today there are three designated channels - a Russian-language channel a designated channel for Israeli and Mediterranean music, and an Arabic designated channel). However, the broadcasting of a designated channel in addition to five designated channels is subject to free capacity available for this purpose; the inclusion of one of the aforementioned channels will be made in consideration of payment of distribution fees; after consulting with the Second Authority Board, the Minister of Communications may order the gradual inclusion of up to 3 more "special subject channels" to be selected in a tender process, so that each special subject channel will begin broadcasting one year after its predecessor commences broadcasts and for payment of distribution fees; commencing January 1, 2014, the DTT system and operation thereof will be transferred from the Second Authority for TV and Radio to a public body, statutory corporation or government company that does not broadcast and does not supervise radio or television broadcasts, to be appointed by the Minister of Communications and the Minister of Finance, with government approval.

DBS believes that an increase in the number or range of channels distributed through the distribution system will increase the number of alternatives to DBS services and may therefore have a detrimental effect on DBS's revenues.

C.
The increase in the bandwidths of communication infrastructures in Israel, alongside technological improvements enabling the transmission of video content via the internet, cellular networks and additional infrastructures, and compression capabilities enable wider use of these infrastructures for the transmission of video content. This change will lead to material developments:

1.
Transmission of video content over additional communication infrastructures – this development has led to an increase in the number and range of video content accessible to the public (whether with or without authorization from the holders of title to the content) via the various communication infrastructures57, and to a change in the format in which downloaded content is used to streaming. Viewing the content is by means of various items of terminal equipment, among them computers, televisions, tablets, and mobile phones. As far as DBS is aware, some of the cellular operators have announced their intention of offering the public video content which will include DTT broadcasts together with additional content to be transmitted through the internet.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

The development of this trend enables the supply of various forms of video content without the need to set up a designated infrastructure system, and as at the date of this report without any regulatory supervision, and it could have a materially adverse effect on the players in the broadcasting sector, which is currently based on designated infrastructures. This effect could be aggravated if such supply of content continues to be unregulated. (For possible regulation for broadcasting video content see section 5.17.4 below).

In 2011, Zira Ltd. commenced operations. DBS is one of the founders of Zira, together with other companies that operate in the television sector, and its purpose is to prevent the infringement of copyright on internet video content.

2.	DBS's operation of VOD over the internet – Subsequent to this development DBS operates VOD services provided over the internet (see Section 5.2).

On the recommendations of the task force that reviewed the regulation of new broadcasting technologies, see Section 5.17.14.

5.1.2	Legislation, restrictions and special constraints in the area of broadcasts

A.
The activity of DBS is governed by extensive legislation in the communications area, and particularly the Communications Law, and is implemented by virtue of licenses for satellite-TV broadcasts in Israel and in the West Bank.

B.
The broadcasting operations of DBS and HOT are also under the ongoing supervision of the Council [a definition was added in the terminology section], which sets policy and makes rules and has supervisory authority in many areas of DBS's operations, including content of the broadcasts, the duty regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcasted. The Council is also authorized to amend the broadcasting licenses of DBS and HOT.

C.
DBS's operations are also subject to licensing, supervision and policy decisions by the Ministry of Communications, from the aspects defined in the law and the communications licenses. In view of the coherence and overlap between broadcasting and other areas of communications, and the operations of HOT and related telephony and internet entities, broadcasting is materially influenced by the policy and supervision of the Ministry of Communications in various additional areas.

5.1.3	Changes in the scope and profitability of operations in this segment

For further information concerning the changes in the scope of DBS’s operations and its profitability, see section 1.5.4.D.

5.1.4	Market developments in the segment of operation

In accordance with a decision of the Council, beginning December 2012, DBS and HOT must allow  customers to purchase, instead of the basic package of channels that licensees are obligated to offer to all their subscribers by law, a package of channels that includes the obligatory channels and at least four channels produced in Israel, including a sports channel and a channel for pre-schoolchildren  and/or a channel for children and teens based on the conditions defined in the Council's decision ("the Limited Group of Channels"). According to the decision, DBS and HOT must offer the Limited Group of Channels until May 31, 2013, and during this period the Council will once again review its decision based on the data it receives from DBS and HOT.

57	For the option of setting up an additional communication infrastructure on the network of Israel Electric Corporation, see Section 2.6.4B.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

DBS believes that a significant movement of subscribers to the Limited Group of Channels may harm its results.

5.1.5	Technological developments that may have material effect on the area of operations

For information concerning the trend of broadcasting video content over communications infrastructure, see section 5.1.1C.

5.1.6	Critical success factors in the segment of operations and changes occurring in it

DBS regards the following factors as critical to the success of its operations:

A.	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

B.	Provision of television services while using advanced technologies such as personal television services, and in particular, PVR decoders and VOD services (see section 5.7.4D), as well as HOT services.

C.	Offers of bundles of communications services including television services and other services such as telephony services and internet services (see Section 5.7.2 and 5.7.3).

D.	High level of customer service.

E.	Brand strength and its identification with quality, innovation and industry-leading content and services.

5.1.7	Main entry and exit barriers for the segment of operation

A.
The main entry barriers into the segment are these: (a) the need for licenses under the Communications Law; (b) the investments required of carriers in the area of operations, including the purpose of setting up an appropriate infrastructure and purchasing and producing content; (c) the limited size of the broadcasting market which reduces the size advantage characteristic of the broadcasting field around the world; (d) saturation of the broadcasting market.

B.
In recent years, some of these entry barriers have started to crumble as a result of regulatory changes (such as DTT, see Section 5.1.1B) and as a result of technological developments enabling the transfer of content over existing communication infrastructures (see section 5.1.1C).

C.
The main exit barriers are: (a) the regulatory barrier – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers; (b) long-term contracts with important suppliers, and with entities which granted DBS long-term loans and subscribers.

5.1.8	Substitutes for and changes in products in the sector

In respect of multi-channel television broadcasts, DBS regards the following main services as alternatives to it products:

A.
The variety of terrestrial channels broadcast to the Israeli public free of charge. (For the DTT setup - see Section 5.1.1B). In addition, many foreign channels may be received in Israel using relatively inexpensive terminal equipment.

B.	Access to video content via various infrastructures, including the internet and cellular networks (see Section 5.1.1C).

5.1.9	Competition structure and changes occurring in it

The penetration rates of DBS and HOT are estimated by DBS to be approximately 62% of households in Israel. DBS believes that its chances of penetrating an additional material segment are not high for the reason that most of the remaining households are not potential customers for DBS and HOT. To the best of DBS's knowledge, in recent years there has been a decrease in the total number of subscribers of DBS and HOT, mainly due to the strengthening of alternative products in this field, while in recent years there has been a moderate decline in DBS's share of this market. An increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. The broadcasting sector is characterized by fierce competition between HOT and DBS, which requires an investment of substantial resources to retain existing subscribers and recruit new ones.

For further details of competition in the segment, see Section 5.7.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.2	Products and Services

5.2.1	Broadcasts

DBS’s broadcasts include a wide variety of channels: there are approximately 140 different video channels (of which 5 are pay per view (PPV) channels, 20 are HD (High Definition) channels), in addition to radio channels, music channels and interactive services.

The broadcasts include a basic package which each subscriber is required to purchase as well as additional channels chosen by the subscriber, whether as a package or whether as single and PPV channels.

5.2.2	Advanced services

DBS markets PVR decoders which interface with DBS’s electronic broadcasting schedule and enable receipt of special services, including ordering recordings in advance, recording series and pausing live broadcasts. The PVR Decoders also enable viewing of the content which is transferred from time to time to the decoder’s memory which is updated from time to time by DBS (push video).

DBS provides HD broadcasts which can be received through special decoders. These broadcasts allow superior quality viewing. DBS also markets HDPVR decoders.

The majority of DBS subscribers use PVR decoders.

DBS believes that an increase in the number of subscribers using PVR decoders will contribute to an increase in its revenues from these subscribers and to their retention as subscribers, but it requires a material financial investment.

DBS provides a service enabling the viewing of certain internet content on TV screens, through the use of some types of advanced decoders (streamers).

5.2.3	VOD services

DBS provides its subscribers with VOD services via the internet. This service has limitations with regard to the types of decoders enabling service reception, and with regard to availability of services owing to constraints connected with the internet infrastructure and bandwidth installed in customer homes. These limitations have declined in recent years in view of the increase in the available bandwidth in subscribers' homes. In recent years, the number of DBS subscribers connected to VOD services and the use of VOD services has increased significantly. On the question of regulating DBS's VOD services, see Section שגיאה! מקור ההפניה לא נמצא. below.

5.3	Revenue of products and services

Following is a table containing a breakdown of DBS’s revenue (in NIS millions):

	2012	2011
Revenue from broadcasts and multi-channel television services to subscribers	1,612	1,602
Percentage of revenue	99%	99%

5.4	New Products

For information regarding the launch of the limited package, see Section 5.1.4 above.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.5	Customers

The overwhelming majority of DBS's subscribers are private customers. DBS's subscriber agreements regulate the rights and obligations of subscribers in their relations with DBS. Pursuant to the provisions of the broadcasting license, the subscriber agreement was approved by the Council and the Standard Contracts Tribunal. DBS is working to obtain the approval of the subscriber agreement from the Council and once such approval is obtained, DBS intends taking action to obtain the approval of the Standard Contracts Tribunal, which has expired.

5.6	Marketing and Distribution

5.6.1	Marketing of DBS services is by way of publication in the various media. DBS’s sales operations are carried out via three main distribution channels:

A.	Sales people, who are DBS employees, working to recruit subscribers.

B.	Call centers operated by DBS employees that receive telephone inquiries from customers wishing to receive DBS services, as well as telemarketing campaigns to potential subscribers.

C.	External resellers.

5.6.2	DBS's sales operation relating to existing subscribers is effected through the use of call centers, some of which are operated by its employees, and some by third parties.

5.7	Competition

5.7.1	Competitors in the broadcasting market

The subscriber multi-channel television market in Israel is estimated at approximately 62% of all homes in Israel.58

DBS’s main competitor, as mentioned in section 5.1.1 above, is HOT, which also provides multi-channel television services to subscribers. DBS also regards the DTT setup and video content offered via the internet as competition for its services

Below is data relating to subscriber numbers and market shares,59 to the best of its knowledge, at December 31, 2010, 2011 and 2012.

2012		2011		2010
Subscribers*	Market share	Subscribers*	Market share	Subscribers*	Market share
578,404	39%	586,400	40%	577,700	39%

*	Approximate numbers.

Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

5.7.2	Characteristics of competition today

The competition in the broadcasting arena focuses on broadcasting content, on the price for channels and packages, on service and on offering additional services such as VOD services, PVR decoders, and HD broadcasts. In recent years there has been a discernible trend toward demand and supply of personal television services which allow the customer to choose which content to view and when to view it (in contrast to viewing linear channels where the content broadcasting sequence is determined by the broadcasting entity). This trend is supported by the expansion of PVR services, VOD services and other services.

Competition is also characterized by the additional communication services offered by HOT as part of its “service bundle” (see Section 1.7.1).

58
DBS's assessment of the percentage of penetration of the broadcasts market is based on the total number of DBS and HOT subscribers (according to HOT's reports), divided by the number of households in Israel according to data of the Central Bureau of Statistics for 2011.

59	The assessment of DBS's market share in 2010 – 2012 is based on the number of subscribers and HOT (according to HOT's reports). The figure for 2012 is based on data from the end of September 2012.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.7.3	Positives and negatives in competition

A.	DBS's management estimates that DBS has competitive advantages, the main ones being:

1.	Use of some of the most advanced technology in the world in order to provide its services.

2.	Quality and variety of content broadcast by DBS to its subscribers.

3.	Level, quality and availability of DBS’s customer service.

4.	Option of receiving broadcasts even in remote or isolated areas where there is no deployment of cable infrastructure.

5.	Fostering and promoting the "yes" brand as a preferred, popular brand with a high level of loyalty.

B.	However, DBS’s competitive operations suffer from inferiority or from adverse factors in a number of areas, the main ones being:

1.
Inferiority of infrastructure – DBS's infrastructure is inferior because the satellite infrastructure does not enable bidirectional communication, it does not enable the provision of VOD services and does not enable the transmission of telephony and internet services, in contrast to the infrastructure of HOT which enables the supply of these services.

2.	Regulatory restrictions:

With regard to restrictions on marketing joint service bundles see section 5.17.13 below.

Furthermore, DBS is subject to restrictions on its broadcasting content, one of which is a ban on broadcasting commercials (see Section 5.17.8) and restrictions on the ownership of the channels it broadcasts, including the News Channel (see Section 5.17.10). Similar restrictions are also applicable to HOT.

3.	Space segments - the use of space segments involves heavy expenses. Regarding the restriction on its ability to expand supply of its broadcasts see Section 5.8.

4.	Transmission of video content via additional communication infrastructures - see Section5.1.1C.

5.7.4	Main methods for coping with competition

Following are the main methods used by DBS to deal with competition in the field of broadcasting:

A.	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and varied content, creating differentiation of its content;

B.	Branding – cultivation, promotion and differentiation of the YES brand;

C.	Service – DBS places an emphasis on its customer service;

D.
Technology – DBS makes investments in order to expand its technological capabilities, while placing an emphasis on technological innovation. To achieve this goal, it attaches great importance to the supply of personal television broadcasts as part of the range of services it offers its subscribers, including VOD, PVR and HD services.

5.8	Production capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments it is using, its compression capability and the bandwidth required for the transmission of all types of channels. At the date of this report, DBS uses all the space segments at its disposal and so an increase in the number of channels it broadcasts, particularly an increase in the number of HD channels it broadcasts (which require greater bandwidth) would require additional space segments or an improvement in the compression systems it uses. DBS leases space segments from a third party (see Section 5.18.1).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

In addition, in matters arising from the provision of advanced content services to subscribers, including VOD and HD content, an increase in the penetration rates of these services depends on the supply of suitable decoders.

5.9	Property, plant and equipment

Below are the main components of DBS's property, plant and equipment:

5.9.1	Land

DBS leases a number of real estate assets which serve as its offices, broadcasting center, logistics centers and employee recruitment centers. Its main offices and its central broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019, while the balance of the lease periods for the remaining properties leased by DBS varies from a few months to approximately 6 years (these periods are based on the assumption that DBS will exert its extension options for these leases).

5.9.2	Terminal equipment

DBS installs a receiver dish and other terminal equipment in subscriber homes, among them, decoders constitute an interface with the subscriber’s television screen as well as smart cards used to decode the encrypted broadcasts. Some decoders are leased to subscribers in return for a fixed leasing fee paid during the broadcast reception period and others are lent to subscribers (some of these loans are made in return for a deposit which is reduced over the subscription period).60 DBS capitalizes the installation costs for the terminal equipment as part of its property, plant and equipment

At the date of this report, DBS purchases decoders from two suppliers. The main agreement for the purchase of decoders (including the PVR decoders) is a framework agreement from August 2000, as amended from time to time, between it and Advanced Digital Broadcast S.A. (“ADB”) and Eurocom Digital Communication Ltd. (“Eurocom Digital Communication”) which is controlled (indirectly) by Mr. Shaul Elovitch, a controlling shareholder of the Company, who is also a controlling shareholder (indirectly) of Eurocom DBS, the largest shareholder in DBS61 (the “ADB Agreement”). Under the ADB Agreement decoders are purchased from Eurocom Digital Communication which imports them from ADB and provides the warranty for the decoders which ADB undertook to issue under the agreement.

In 2012 DBS purchased from Eurocom Digital Communication HDPVR decoders in the total amount of NIS 89 million and purchased HD Zapper decoders from Pace Micro Technology PLC (“Pace”) in a total amount of NIS 19 million.

DBS may become dependent upon these suppliers62.

5.9.3	Broadcasting equipment and computer and communications equipment

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re'em Junction from where it transmits its broadcasts. Its broadcasting centers contain reception and transmission equipment and DBS's property, plant and equipment which also include computer and communication systems. The secondary broadcasting center is operated by a third party which makes available its services for operating and maintaining the secondary broadcasting center to DBS in accordance with an agreement which is valid until the end of 2018 (with an extension option available to DBS).

60	A negligible number of decoders is sold to subscribers.

61	For details of the share trust of Eurocom DBS by power of the terms of the merger determined by the Antitrust Commissioner, see Section 1.3.1A.

62
Replacing the supplier with another supplier does not involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the broadcasting and distribution systems of DBS, which could, in the event of the termination of the engagement at short notice, cause DBS to lose revenues.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.9.4	Operating and encryption systems

DBS purchases services for the operating systems of its broadcasting and encryption setup from NDS Ltd. (“NDS”) as well as hardware for these services. DBS is dependent on the regular supply of these services and products, including integration in connection with the types of the various decoders which it uses for the operating systems for which NDS provides services.

Under the terms of the agreement with NDS, NDS supplies development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting and ancillary software and equipment required for DBS’s broadcasts and services. NDS has undertaken to adapt the equipment and services it supplies to the various decoders and systems purchased by DBS and also to supply a warranty for its products and also support services. DBS makes one-time payments and periodic payments for the services and products of NDS. These payments are based primarily on the number of decoders it uses and the number of its active subscribers. The agreement with NDS expires at the end of May 2015.

5.9.5	Computerized billing system

DBS uses computer software and systems to manage agreements with its subscribers, including its billing and collection system. In this context, DBS entered into a set of agreements with Netcracker Technology Solutions Ltd. (“Netcracker”), in which Netcracker provided DBS with a non-exclusive license to use the system, and Netcracker undertook to provide DBS with maintenance services as specified in the agreement. In respect of Netcracker’s products and services, DBS undertook to pay consideration comprising, inter alia, variable costs for the user license for the system based on the number of its subscribers, and variable costs for training services, software upgrades, and support for operating the system.

DBS is dependent on Netcracker’s systems and services, due to their importance for billing its subscribers. Malfunctions of the system or a suspension of DBS’s services would likely cause operational difficulties until they can be repaired or the system/supplier replaced.

In 2012, DBS paid Netcracker NIS 12 million.

5.10	Intangible assets

5.10.1	Licenses

DBS owns the following main licenses:

A.
Broadcasting license valid through January 201763 – this license is material to DBS’s operations and is the main regulatory permit for its operations (for the conditions of this license, see section 5.17 below).

B.
License for satellite television broadcasts in the Judea and Samaria region valid through 2016, and by power of this license whose provisions are similar to those of DBS’s main broadcasting license, DBS broadcasts to the Judea and Samaria region.

C.
License to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and performance of setup and ancillary operation activities), which is valid through January 2017 or until the end of DBS’s broadcasting license, the earlier of the two. This license is material to DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to subscriber homes.

5.10.2	Trademarks

DBS owns registered trademarks with the main ones designed to protect its trade name (YES).

5.10.3	Software and licenses

See Note 9 to DBS's 2012 Financials

63	At the end of this period the agreement may be extended for additional periods of six years each, subject to the terms of the broadcasting license.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.11	Broadcasting rights

5.11.1	DBS has the broadcasting rights of two types of video content.

Content purchased from third parties, including content and channels, that own the broadcasting rights thereto;

Content which DBS invests in producing (wholly or partially), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

5.11.2
The broadcasting and distribution of content by DBS on various media involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Payment of royalties, as aforementioned, is done via a number of organizations that operate in Israel which collect the royalties for the owners of the intellectual property rights. DBS has blanket licenses with these organizations. Payments by DBS under these licenses are, at times, based on a fixed payment and at other times on various pricing methods, and with respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media and for secondary broadcasting of certain content, and which are not expected to be significant. Further D.B.S. is expected to pay royalties to relevant organizations for secondary broadcasts of certain content, in amounts that in the estimation of D.B.S. are significant. This estimate by DBS is a forward-looking statement, based among other things on estimates by DBS, including regarding the amount of use of the content and the positions of the various organizations, and should any of them change, this estimate may change accordingly.

In October 2012, DBS and Association of Composers, Authors and Publishers of Music in Israel ("ACUM") signed a compromise agreement settling disputes which had emerged between them over the amount of the additional royalties owed by DBS (in addition to the advance which was paid) for the years 2003 to 2011. Concurrently, the annual rates of royalties that DBS must pay for the years 2012 - 2016 were arranged, and DBS and ACUM signed a licensing agreement in which DBS received a permit from ACUM until December 31, 2016 to use the broadcasting, copying and recording rights of ACUM's works, which as part of the broadcasting and content rights provided by DBS to other media, were defined by agreement. [

5.11.3
Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report there is dependence on the purchase of the broadcasting rights of local sports channels by these providers.

5.11.4	For information regarding the broadcasting rights, see Note 7to the DBS 2012 Financials.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.12	Human Resources

5.12.1	Organizational structure

DBS is made up of departments, each headed by a VP, who are members of DBS management.

(*) The Internal Auditor is not an employee of DBS.

5.12.2	DBS personnel by department

	Number of Employees
Department	At December 31, 2012	At December 31, 2011
Marketing	38	34
Customer Service*	1,462	1,467
Content	74	70
Engineering	101	101
Finance and Operations	118	114
Human Resources	52	50
Regulation and Legal Management	4	6
Technologies and Information	100	138
Management and Spokesperson	15	7
Sales	263	284
Total	2,227	2,276

5.12.3	Training and human resources development

DBS trains its employees on an ongoing basis, through a training center, and also carries out manager training and support on an ongoing basis.

5.12.4	Employee compensation schemes

DBS customarily awards its officers annual bonuses based on attaining targets.  Furthermore, DBS also awards bonuses and other incentives to other managers and employees.

5.12.5	Benefits and the nature of employment agreements

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

DBS employs people in some of its departments on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.13	Suppliers

For a description of the engagement with Spacecom, see Sections 5.8 and 5.18.1.

For a description of the engagement with ADB, Eurocom Digital Broadcast and Pace, see Section 5.9.2.

For a description of the engagement with NDS, see Section 5.9.4.

With respect to the purchase of the broadcasting rights to local sports channels, see Section 5.11.3.

For a description of the agreement with Netcracker, see Section 5.9.5.

5.14	Working Capital

Working capital in the financial statements of DBS for 2012 consists of current assets totaling approximately NIS 165 million less total current liabilities in the amount of approximately NIS 816 million (for the composition of current assets, see Note 6 and the composition of current liabilities see Notes 10-14 of DBS Financials for 2012). Consequently, DBS has a working capital deficit totaling approximately NIS 654 million in the Financial Statements for 2012 (see Note 5 to the DBS Financials for 2012).

5.15	Financing

5.15.1	Average interest rate on loans

	Source of financing	Amount at December 31, 2012 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Short-term loans	Banks	69	NIS	5.2%	5.4%
Long-term loans	Banks (1)	0	NIS	5.65%	5.72%
	Non-bank (2)	1,539	CPI-linked NIS	6.3%	6.4%
	Shareholder loans(3)	3,086	CPI-linked NIS	6.1%	6.2%

(1)
Until December 31, 2010, the long-term bank loans bore 5.6% annual fixed interest. As of December 31, 2010, some of these loans began bearing fixed interest at an average rate of 6.63%, and others variable interest at an average rate of prime plus 1.8%. During July 2012, DBS paid-off all of its long-term loans from banks, totaling NIS 400 million.

(2)	The non-bank credit, which is valid to December 31, 2012, consists of debentures (see Section שגיאה! מקור ההפניה לא נמצא.).

(3)
Loans extended to DBS by its shareholders are linked to the CPI and are divided into three types: A. Non-interest bearing loans; B. Loans bearing annual interest of 5.5%; C. Loans bearing annual interest of 11%. See also Section 5.18.4 and Note 15 to DBS's 2012 financial statements.

5.15.2	Bank financing

DBS is party to a financing agreement with a consortium of banks from May 23, 2001, which was amended and represented in July 2012 64 ("the Finance Agreement" or "the Bank Finance Agreement" and "the Banks", respectively).

According to the financing agreement, DBS was provided with an on-going credit facility of NIS 170 million and a hedge facility of USD 10 million up to the end of 2015 65.

64
With the entering into force of the amended finance agreement, DBS repaid all the long-term bank credit provided to it up to that date, by means of a loan provided according to Debentures 2012 (as defined below) and by means of the proceeds of the expansion of Debentures (Series 2) of DBS.

65
Utilization of these credit facilities is limited to the total working capital requirements of DBS, based on a formula set forth in the Amended Financing Agreement, which is dependent on the customer balances of DBS, the total unutilized broadcasting rights of DBS, the depreciated cost of the decoders and the total supplier balance of DBS according to its financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

For additional information about the financial covenants and the compliance of DBS with them, and other key limitations which apply to DBS under the financing agreement, and for information about the collaterals which were created in favor of the banks, see Note 27 to the 2012 Financials of DBS.

5.15.3	Institutional financing

A.
DBS has a debenture series issued in 2007 to institutional investors, which were listed on the TACT Institutional at TASE (“the Debentures (Series A)”) in accordance with a deed of trust between DBS and Hermetic Trust (1975) Ltd. (“Trustee A” and “Deed of Trust A”, respectively).

B.
DBS has a debenture series issued in 2010 to institutional investors which were listed on TACT Institutional at TASE and which were expanded in 2011 and 2012 (the “Debentures (Series B)”), in accordance with a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Deed of Trust B" and "Trustee B", respectively).

C.
In May 2012, DBS and several institutional entities (in this section: "the Lenders") signed a debenture whereby the Lenders provided DBS with a loan of NIS 392 million (in this section: "Debenture 2012"). The loan was provided to DBS in July 2012, after several conditions precedent defined in the 2012 Debenture were met, and it was used (together with the proceeds of the expansion of Debentures Series B, which took place out during the year) to repay the long-term bank loans which DBS had taken from the banks up to that date.

Deed of Trust A, Deed of Trust B, and the Debentures 2012 will together be called "the Institutional Finance Documents".

For additional information about the financial covenants and the compliance of DBS with them, and other key limitations which apply to DBS under the Finance Documents, and for information about the collaterals which were created according to the Institutional Finance Documents, see Note 27 to the 2012 Financials of DBS.

5.15.4	Changes in the rating of DBS and rating of the debentures by S&P Maalot in the reporting period

	Debentures (Series A) and rating	Debentures (Series B)	Debentures 2012
March 1, 2011	Rating ilA	Rating of ilA- for additional debentures of up to NIS 120 million par value, to be issued in a series expansion.
November 8, 2011	ilA rating (i.e. rating retained) with stable rating outlook for DBS.	ilA- rating
May 7, 2012		ilA- rating for debentures and for the expansion of the debentures in the amount of NIS 450 million par value issued under the series expansion
October 17, 2012	ilA rating (i.e. rating retained) with stable rating outlook for DBS.	ilA- rating (rating retained) with stable rating outlook for DBS.	ilA- rating

5.15.5	Corporate credit (in NIS thousands)

Credit framework	Utilization as at Dec. 31, 2012	Utilization as at Feb. 27, 2013
170,000	73,019	76,828

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.15.6	Estimate regarding the need to raise sources of financing in 2013

According to the payment schedule of the Financing Agreement and DBS's debentures, in 2012 DBS is expected to repay NIS 241 million on account of principal and interest of its loans.

DBS management estimates the sources of financing available to it, which include, inter alia, the deficit in working capital and the amount of potential fund raising, will be sufficient for its operations in the coming year, and this according to the cash flow forecast that was approved by the DBS Board of Directors. Should additional sources be necessary for operations in the coming year, DBS will adjust its activity such that it will not require additional sources beyond those available to it.

In recent years DBS needed to raise external financing sources, inter alia, to increase its investments. As at the date of this report, a significant increase of DBS's investments would require expansion of the sources of financing available to it (for restrictions regarding additional credit, see Sections 5.15.2.and).

5.16	Taxation

For information regarding DBS taxation, see Note 8 to the 2012 Financials and Note 26 to DBS's 2012 Financials.

5.17	Restrictions on and supervision of the company

5.17.1	General

DBS’s operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including primary legislation (and specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative directives and Council decisions. Likewise, DBS is subject to legislation and secondary legislation in the field of consumer protection.

Additionally, DBS's operations are subject to the provisions of its licenses, and particularly the broadcasting license.66

5.17.2	Eligibility requirements for licensee for satellite broadcasts, restrictions on cross-ownership

The regulations of the satellite broadcasting license place various restrictions on a licensee, including eligibility requirements that relate to the holdings of the owner of the license and the interested parties, directly and indirectly, in the licensees under the Law of the Second Authority and the owners of daily newspapers.

5.17.3	Royalties

For information pertaining to Royalties Regulations (Satellite Broadcasts), see Section 1.7.3B.

For 2011, DBS paid a total of approximately NIS 17.4 in royalties and for 2012, it paid a total of approximately NIS 17 in royalties (the rate of royalties in these years averaged 1.75% of the relevant revenues).

5.17.4	Tariff regulation

The broadcasting license stipulates provisions regarding the types of payments the licensee may collect from its subscribers, and they appear in the DBS price list. The vast majority of subscribers join special offers, which offer the services of DBS, including different combinations of content packages, related services, as well as the receiving and installation of terminal equipment at prices which below the listed price for all components of the special offer and they appear in the DBS price list. The vast majority of subscribers join special offers, which offer the services of DBS, including different combinations of content packages, related services, as well as the receiving and installation of terminal equipment at prices which below the listed price for all components of the special offer..

66	The full version of the broadcasting license is available on the Ministry of Communications website: www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set.

5.17.5	Requirement to invest in local productions

In accordance with the requirements of the broadcasting license and the decisions of the Council, for each of the years 2012 and 2013 DBS must invest in local productions an amount which shall not be less than 8% of its revenue from subscription charges67, and according to the regulations and the decisions of the Council, DBS must invest different rates of these investments in various genres of local productions. DBS is also completing investment shortfalls determined by the Council in certain genres

5.17.6	Terminal equipment

In 2011, the Ministry of National Infrastructures published Draft Energy Sources (Maximum electrical output in active stand-by mode of a digital channel converter for TV broadcast reception) Regulations, 5771-2011, the purpose of which is to regulate the maximum electrical output when digital converters are on active standby mode. As far as DBS is aware, this draft has not yet been discussed by the Knesset Economic Affairs Committee. DBS estimates that should the draft regulations become binding legislation, they may adversely affect DBS's ability to continue to use some of the decoders currently used by its subscribers, and its ability to import the decoders that require a higher level of electricity capacity than the maximum output prescribed in the draft regulations. DBS has asked the Ministry of National Infrastructures to amend the wording of the draft regulations so as to minimize wherever possible these possible effects.

DBS's opinion in this instance is forward-looking information, as defined in the Securities Law, based in part on the present version of the draft regulations. There is no certainty that the draft regulations will become binding, or that the version of the regulation that is passed, if it is passed, will be the same as the draft version that has been published. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on the version of the registration that is passed, if and when it is passed.

In 2011, the Council chair informed DBS that he intends to recommend that the Council consider amending DBS's broadcasting license so that the deposit that subscribers are required to make for borrowing an HD or PVR decoder will be limited to the cost of the purchase of the decoder loaned to the subscriber (eliminating an easement that was given to DBS in the past with respect to these advanced decoders)and to recommend amending the subscription agreement so that the amount deposited when borrowing used terminal equipment, is not more than its depreciated cost. DBS has expressed its objections on this subject to the Council chair. DBS is of the opinion that insofar as these recommendations are implemented, its revenues will be severely reduced.

This opinion is forward-looking information, as defined in the Securities Law, based, in part, on the aforesaid announcements by the Council, that are still subject to a hearing with DBS. There is no certainty that these announcements will in fact be adopted and implemented by the Council. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on the decisions that are actually made, if they are made, by the Council.

5.17.7	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment ("Transmission Fee") to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council.

67	Including DBS revenue from terminal equipment and installation thereof.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

In accordance with an amendment to the Communications Law in 2010, the dedicated channels are exempt from payment of transmission fees to HOT and DBS. In 2010, DBS filed a claim with the High Court of Justice against the validity and applicability of this amendment. This claim is still pending.

5.17.8	Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcasted by DBS. The Communications Law prohibits the broadcast of advertisements, subject to several exceptions (this prohibition also applies to HOT).

Additionally the broadcasting license includes conditions regarding the terms of the services to subscribers and prohibition of discrimination between subscribers as well as an obligation to have the Council and the Standard Contracts Tribunal approve the subscriber agreement.

5.17.9	Restrictions on term of commitment

Regarding restrictions concerning exit penalties collected from subscribers whose commitment period has not yet ended, see Section 1.7.3D.

5.17.10	Ownership of broadcast channels

According to the communications rules, DBS, including its associated entities which are defined in the communications rules, may own up to 30% of the local channels broadcast by DBS. (This is in contrast to the 20% applicable to HOT.) Under the Communications Law, DBS is also restricted on the ownership of news broadcasts producers.

5.17.11	General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees that are currently NIS 40 million (principal) to the Ministry of Communications to guarantee DBS's undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

With respect to the restrictions stipulated regarding DBS as part of acquisition of control of the Company by B Communications, see Section 1.3.1.

5.17.12	Wiring in subscribers' homes

In October 2012, the Ministry of Communications announced that it would cancel the administrative order which applied until that time, and which regulates the movement of subscribers between DBS and HOT. This announcement is further to the request by DBS and HOT to institute an administrative order, the main point of which is cancellation of the obligation to give advance notice of connecting a subscriber to another service provider. In January 2013, DBS and HOT applied to the Ministry of Communications to amend this decision, so that the administrative instruction is not cancelled but will be amended as they requested.

5.17.13	Offering service bundles

According to the broadcasting license, DBS may offer joint service bundles that include service provided by the Company and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and whether a corresponding bundle is marketed by a licensee that is unrelated to the Company (see Section 1.7.2B). The joint service bundle with the Company includes infrastructure service for the Company's internet only, does not require Ministry of Communications approval and the unbundling obligation does not apply to it.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Nevertheless, in October 2012, the Antitrust Authority informed DBS that in its opinion, cooperation between DBS and the company which markets the joint service bundle, constitutes cooperation between (potential) competitors in this area of competition (this, subsequent to a ruling by the Supreme Court, see Section 2.16.8.C), which might be construed as a restrictive agreement and requires approval under the Antitrust Law (even if it complies with the conditions of the broadcasting license), and that the Commissioner does not intend to grant an exemption from the need for approval of the arrangement.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services (see Section 1.7.1.C), insofar as the restrictions in relation to the Company's control of DBS remain in place (see Section1.7.2.D), and regarding the Company's cooperation with it, the negative impact of these limitations on DBS's results may increase.

5.17.14	Regulation of the transmission of video content via media infrastructures

In 2011, the recommendations of the joint Ministry of Communications and Council task force were submitted to the Minister of Communications. The task force was appointed to review the question of regulating broadcasts on new technologies and platforms, with respect to the method and process of prescribing regulations for semi-TV broadcasts (audio-visual content) over the internet. The primary recommendation is to shift from regulation based on transmission and recording methods to regulation based on output, so that internet-TV broadcasts should have the same features as the broadcasts currently offered by the broadcasting entities (the criteria for determining these features were included in the task force recommendations), they shall be subject to regulation by the Council and any other relevant regulating entity. It was also recommended that a  follow-up team be established, involving all the relevant entities, including the Ministry of Communications, the Council, the Israel Broadcasting Authority (IBA) and the Second Authority for Television and Radio, for the purpose of reviewing and adapting the regulations currently applicable to the present world of broadcasting to the developing world of broadcasting, in an effort to create a standard, comprehensive set of regulations for both the existing and new world of broadcasts (including a recommendation on appropriate legislative amendments). The task force noted that it must continue to take into account possible changes in the distribution of revenues between the broadcasting entities and the new entities and the expansion of the range of broadcasting entities that will be subject to the new regulations. The task force further recommended that insofar as the new broadcasting entities continue to replace the regulated broadcasting entities (the task force found that the replacement rate is still low), which will have a negative economic impact on the regulated broadcasting entities even before the recommended regulations are adopted, the regulating entities should work for the adoption of urgent, temporary regulations to include temporary alleviations for the supervised entities and/or impose obligations tailored to the web-based broadcasting entities. At the date of this report, the Minister of Communications has yet to make a decision regarding these recommendations.

DBS believes that the VOD services that it supplies are not subject to the regulations that currently apply to the multi-channel TV broadcasts and as far as it is aware, this is the position of the Ministry of Communications. Nevertheless, implementation of these conclusions by the Ministry of Communications may have repercussions for regulating VOD services provided by DBS. It may also affect the development of the transfer of video content over the internet.

DBS's estimates in this instance are forward-looking information, as defined in the Securities Law, based in part on the recommendations of the task force as published at this date. There is no certainty that the Ministry of Communications will in fact implement these recommendations. These estimates may not materialize, or they may materialize in a manner that differs significantly from that foreseen, in part depending on the actual implementation of the recommendations and the content of the implemented regulations, if they are in fact implemented, and on the way they are implemented.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.18	Substantial agreements

Following is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS's business, which have been signed and/or are valid in the period of the Periodic Report:

5.18.1	Space segment lease agreements

DBS and Spacecom Communications Ltd. ("Spacecom")68, have an array of agreements under which DBS uses the space segments via Amos 2 and Amos 3 satellites ("Space Agreement").

Pursuant to the Space Agreement, the term of use of the space segments on satellites AMOS 2 and AMOS 3 is through April 2016 or until the end of life of AMOS 2, the earlier of the two. The consideration for use of th space segments depends on the number of segments DBS utilizes.

Under the Space Agreement, if the supplied capacity becomes unusable, Spacecom shall make every effort to provide alternative capacity, and if Spacecom is not able to do so, it will work to provide such through a satellite belonging to another operator (whereby participation of Spacecom was fixed in immaterial amounts with additional costs if incurred).

A mechanism was set up for partial backup on Amos 3 in the event of non-availability of space segments on Amos 2. Additionally, Spacecom undertook to make every reasonable effort to back-up on Amos 2 in the event of non-availability of both space segments used by DBS on Amos 3.

According to a space agreement, DBS must use 13 space segments. However, DBS may temporarily suspend the use of one segment, where each party is entitled to cause a resumption of the use thereof (once a year).

At the date of this report, DBS is using 12 space segments (ten on Amos 2 and two on Amos 3), in view of its right to terminate the lease of the 13th segment, as aforementioned). Nevertheless, in February 2012, Spacecom informed DBS that DBS could resume use of the 13th segment commencing January 1, 2013. To date DBS has not yet started using the 13th segment due to the negotiations between the parties regarding continuation of the agreement.

The lease fees in 2012 amounted to approximately NIS 93 million.

On March 6, 2013, the Board of the Directors of the Company approved (after approval of the Audit Committee), and recommended that General Assembly of shareholders in the Company (which has not yet been called) to approve the manner of voting at the General Assembly of shareholders of DBS in favor of amending the existing agreement of DBS with Spacecom and extending the leases for space segments on the satellites Amos 2 and Amos 3, Amos 6 and/or another satellite to be agreed between the parties, until the end of 2028 for a totaling of approximately USD 227 million for the period. The agreement is subject to the approval of the competent bodies in Spacecom and approval of the General Assemny of shareholders in DBS.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments. With respect to exposure to risks in the event Amos 2 or Amos experience operations failure, see Section 5.21.3.D.

In 2011, Spacecom notified DBS concerning a malfunction in the battery of the Amos 3 satellite, which could cause, during certain periods, limited activity of the satellite and took operational action to prevent harming DBS broadcasts. The failure is unlikely to affect the service that DBS receives from Spacecom.

This opinion is forward-looking information, as defined in the Securities Law, based in part on Spacecom's publications regarding the fault and its repercussions and on the materialization of Spacecom's estimates as submitted to DBS. Consequently, this opinion may not materialize, or may materialize in a manner different from that anticipated, in part depending on technical and operating conditions relating to the satellite and the malfunction, as well as on other operational or other measures, insofar as they are taken by Spacecom.

68	The company is controlled by the controlling shareholder of Eurocom DBS, the largest shareholder in DBS.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.18.2	Financing agreement with the Banks

For a summary of the main points of the agreement, see Section 5.15 and Note 27 to DBS's 2012 Financials.

5.18.3	Deeds of trust regarding Debentures (Series A) and Debentures (Series B) and 2012 debentures

For a summary of the main points regarding the deeds of trust and 2012 debentures, see Section5.15.3 and Note 14 to DBS's 2012 Financials.

5.18.4	Agreements with DBS shareholders69

A.	The 1998 founders agreements between the shareholders of DBS, regulates the establishment and management of DBS as well as the relationships between the shareholders.

B.
The agreements between DBS’s shareholders and DBS, stipulate that the holdings of DBS's shareholders would be adjusted to the pro rata share of their investments, and prioritizes shareholders’ loans granted subsequent to July 10, 2002 over earlier loans.  The agreement also stipulated that these loans would bear CPI linkage differentials and an annual accrued linked interest rate of 5.5%, while loans granted after April 27, 2003 would bear CPI linkage differentials and an annual accrued linked interest rate of 11%.

5.19	Legal Proceedings

5.19.1	Pending proceedings

On March 6, 2013, a suit was filed in the Tel Aviv District Court against DBS and a request for recognition as a class action suit. According to the claimant, DBS disconnected customers from channel 5+ and reconnected them only after the said customers contacted the Company and asked to be reconnected but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. The claimant estimates the damage to himself at NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the suit.

5.19.2	Proceedings that came to a close

In April 2012 the Tel Aviv District Court accepted the withdrawal request filed by the parties and approved the applicant’s request for leave withdraw from his petition to approve a class action against DBS. With regard to the claim that DBS violated its obligation to its customers by omitting broadcasts it is committed to air in the Basic Package, removed channels without approval, did not comply with the obligation to invest in quality genres and violated obligations regarding the broadcast of commercials, promos and marketing and commercial content. Business objectives and strategy

5.20	Business Goals and Strategies

5.20.1	DBS’s goals are to increase its operating margins and to continue streamlining efforts while maintaining its business and competitive status in the broadcasting market.

5.20.2
To achieve these goals, along with efforts to reduce costs, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; and to retain existing customers; continually improve the array of services to subscribers, create differentiation and innovation in its broadcasting content which is to be expanded relative to HOT content, to increase the amount of content purchased by each subscriber and expand DBS's value-added services, and to invest in the development and integration of advanced technologies and new services. These efforts include DBS's drive to increase the rate of penetration of advanced services, including the PVR decoders and VOD and HD services among its subscribers as well as to also provide its content on additional platforms to increase DBS revenues and enhance subscriber loyalty to DBS's services.

69
These agreements were also signed by additional shareholders, whose holdings in DBS were sold to Eurocom DBS and therefore, at the date of this report, the parties to these agreements are Eurocom DBS and the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

5.20.3
DBS’s foregoing goals are based on forecasts by DBS's management, on the current trend in the broadcasting market and on DBS’s assumptions regarding competition in the broadcasting arena and the regulation which applies and which will apply to DBS and other entities in the broadcasting segment and with regard to the transmission of content over the internet, taking into account the restrictions that apply and will apply to the Company, which affect DBS. However, the forecasts of DBS's management may not materialize, or may materialize in a manner that differs significantly, because of changes in demand in the broadcasting market, fiercer competition in this field, the entry of additional entities into the broadcasting field or alternative fields and in light of the regulatory restrictions which are imposed or will be imposed on DBS or on its partnerships with the Company.

5.21	Risk Factors

Following is a list of the threats, weaknesses and other risk factors of DBS (the "Risks”) attributable to the general environment, industry and special nature of its operations.

5.21.1	Macro risks

A.
Financial risks – a material part of DBS's expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have a effect on DBS's business results. In addition, the loans taken out by DBS from its shareholders and the debentures DBS issued are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results.

B.
Recession/economic downturn - A downturn in the economic, rise in unemployment and decline in disposable income may lead to a drop in the number of DBS subscribers, lower revenues for DBS and have a negative impact on its business results.

C.	Security situation - An ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS's business results.

5.21.2	Sector risks

A.
Dependence on licenses - DBS provides multi-channel television broadcasts in accordance with a broadcasting license and other licenses. A breach of the orders of the licenses as well as of the law under which the licenses are issued could bring about, subject to the license conditions, the cancellation, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating in the field.

B.
Regulation - DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently DBS may be influenced and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation (see Section 5.17). An extremely high degree of regulatory intervention and regulatory changes impact on DBS’s operations and may have an adverse effect on its financial results. Likewise, the entry of content providers who transmit video content on additional communications networks, as noted in Section 5.1.1.C above, without the application of regulations to their operations and/or without amending the regulations which apply to broadcasting license holders, may significantly affect the performance of DBS. In addition, the operations of DBS, as a company supplying services to the public is subject to consumer protection legislation.

C.
Intense competition - The field of broadcasts is characterized by intense competition with HOT (see Section 5.1.9 above), which requires DBS to constantly and continually invest in attracting and retaining customers, and dealing with high subscriber churn rates between DBS and HOT. For details about competition with HOT, see Section 5.7.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

D.
Technological developments and improvements - The risk in the development of new technologies is that they will render existing technology inferior, which will force DBS to male large monetary investments to retain competitive standing. The development of new technologies may also enable entry into the field of multi-channel broadcasts without making heavy financial investments, the entry barriers into the field might be lowered and constitute a threat to DBS’s competitive status (see Section 5.1.1C).

E.
Technological advances that have been made in recent years facilitate a high degree of accessibility to video content that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services (see Section 5.1.1C above).

F.	Deploying alternative multi-channel broadcast infrastructures - The DTT system activity and particularly the possibility of expanding it may negatively impact on the financial results of DBS.

G.
Piracy – The area of broadcasting is exposed to viewers’ attempts to use pirate connections in order to receive broadcasts without paying subscription fees and is exposed to public access to content to which the broadcasting entity has the rights.

H.	Exposure to class action lawsuits - In view of the number of subscribers DBS and HOT have, there is exposure to class action lawsuits in material amounts.

5.21.3	Special risks of DBS

A.
Exposure to having credit called in for immediate repayment due to non-compliance with loan agreements - Failure of DBS to comply with the orders of the agreements with its financing entities may, in accordance with and subject to their provisions, entitle the relevant lenders to a cause of action to call in all the credit provided to DBS for immediate repayment and realization of the securities given by DBS. With regard to the possibility of DBS debts being called in for immediate repayment in the event of violation of another credit term – see Section 5.15.

B.
Restrictions that are the result of the ownership structure - DBS is restricted in cooperative ventures with the Company with respect to offering a basket of communications services in a manner that has a material impact on DBS's business status and is competitive ability (see Section 5.7.2).

C.
Existence of sufficient cash flow - DBS is required to maintain a cash flow which is sufficient for compliance with its business plan and with repayment of the credit it used. The absence of a sufficient cash flow may impact on the ability of DBS to increase its rate of penetration of advanced services (such as PVR and HDPVR decoders) and to make it more difficult for it to face the competitive threats in view of technological developments and consumption patterns in the field.

D.
Malfunction of and damage to satellite - DBS broadcasts through space segments on the Amos 2 and Amos 3 satellites stationed in identical points in space. Operational malfunction or damage to one of the satellites is liable to disrupt and reduce the scope of DBS's broadcasts, and such disruption and reductions are expected to be more significant in the event of a failure of AMOS 2.  Nonetheless, the duplication of the satellites by means of which broadcasts are transmitted to subscribers enables a significant reduction of the risk entailed by damage to one of them, and improves the survival ability of the broadcast. If there is a malfunction in one of the satellites, it will be possible to broadcast most of DBS's channels via the existing space segments on the other satellite, and perhaps even via additional segments on the same satellite that might be made available to DBS, but not all the channels broadcast (for the agreement with Spacecom, see Section 5.18.1). DBS is not insured against loss of revenues caused by satellite malfunction.

DBS's estimate as aforesaid in this paragraph is forward-looking information. This estimate is based on the supply of space segments by Spacecom and on the ability to transfer broadcasts between the satellites. This estimate might not be realized or might be realized to some or other extent if Spacecom does not provide DBS with alternative segments in the event of malfunction of either of the satellites, or DBS is not permitted to carry out the above-mentioned channel transfer.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

E.
Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments (see Section 5.18.1).

F.
Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services (see Section 5.13). Failure to receive the products or services they provide could harm DBS’s ability to function and results.

G.
Dependence on use of internal wiring - DBS is dependent on the use of internal wiring in some subscriber homes, which is owned by HOT (see Section 5.17.12). Denying the use of Hot infrastructure would constitute a substantial barrier to DBS's subscriber recruitment.

H.
Damage to broadcasting centers - Damage to a broadcasting center might cause a significant difficulty for continued broadcasts, however, the splitting of broadcasts into two broadcasting centers (Kfar Saba and Re’em Junction) reduces the risk involved if one sustains damage and improves the possibility that some of the broadcasts will survive. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting only part of its channels from the other broadcasting center (the Kfar Saba center is able to broadcast a larger number of channels than the secondary center at Re'em Junction). All the broadcasting centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers.

DBS's estimate as aforesaid in this paragraph is forward-looking information. This estimate is based on the provision of services from the supplier that operates the secondary broadcasting site in the event of damage to the Kfar Saba broadcasting center. This estimate might not be realized or might be realized to some or other extent if DBS is not permitted to receive the services of this supplier.

I.
Malfunction of DBS's computer systems - A significant malfunction in DBS's central computer systems is liable to wreak havoc with its operational capability. DBS has a remote backup site, which is intended for activation and provision of partial computer services within a few hours in the event of malfunction, however, it will be impossible to implement significant DBS operational capacities without the proper operation of the central computer systems.

DBS's estimate with respect to its backup capability, as aforesaid in this paragraph, is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate might not be realized or might be realized to some or other extent if this functioning is not enabled.

J.
Technical inferiority and the inability to offer integrated services - DBS’s technology is inferior to that of Hot. This technical inferiority prevents DBS from providing telephony and Internet services, and various interactive services, including VOD, on its infrastructure; hence their supply therefore depends on third parties.

K.
Defects in the encryption system - DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellites and encrypted via smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

L.
Lack of exclusivity on frequencies - The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated in accordance with the license from the Ministry of Communications, is defined as a frequency spectrum with a secondary allocation, such that an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the owner of the primary allocation uses the aforementioned frequency spectrum, this may cause DBS broadcasts to suffer in terms of quality and/or availability of the broadcasts to its subscribers, which may negatively impact on the financial results of DBS. At the date of this report, to the best of DBS's knowledge, the primary allocation holder did not make use of said frequencies such that it caused real and/or lengthy disruptions to DBS broadcasts.

Chapter A (Description of Company Operations) of the Periodic Report for 2012

M.
Disturbances to broadcasts - Since DBS’s broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

5.21.4
The following table sets out the risk factors by nature and ranking according to impact, as assessed by DBS management. Note that DBS’s assessments below regarding the level of exposure of DBS to a risk factor reflects the level of impact of such a risk factor on the assumption that the risk factor is realized, and this does not express any assessment whatsoever not grant any weight whatsoever to the chances of the aforementioned realization. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk inherent in each risk factor, or the probability of its occurrence.70

70	Net calculation after weighting the discount received during the term of the current agreement (until 2016 or until Amos 2 ceases functioning).

Chapter A (Description of Company Operations) of the Periodic Report for 2012

Extent of impact
	Major	Moderate	Minor
Macro risk
Financial risks		X
Recession / economic downturn			X
Security situation			X
Sector risk
Dependence on licenses	X
Changes in regulation	X
Intense competition	X
Technological developments and changes		X
Alternative infrastructures		X
Unlawful viewing			X
Exposure to class action lawsuits		X
Specific risk
Exposure to bank credit being called in for immediate repayment as a result of failure to comply with the finance agreements	X
Restrictions caused by ownership structure		X
Need for sufficient cash flow	X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Dependence on use of internal wiring		X
Damage to broadcasting centers	X
Failure of computer systems	X
Technical inferiority and inability to offer integrated services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disturbances in broadcasts	X

The information included in this Section 5.21 and the assessments of DBS regarding the impact of the risk factors on DBS's operations and business constitute forward-looking information as defined in the Securities Law.  The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, possible developments in the market and the Israeli economy, and the factors mentioned above in this section. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

March 13, 2013
Date	Bezeq - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:
Shaul Elovitch, Chairman of the Board of Directors
Avi Gabbay, Chief Executive Officer